Form 10-K, Exhibit 13
period 1994-05-28
INTERSTATE BAKERIES CORP/DE/
filed 1994-08-19
CIK 829499

EXHIBIT 13.1
PROFILE
- - -------

IBC is the largest independent and third largest baker and distributor of fresh bakery products in the United States. The Company has two major divisions - the Bread Division with established regional recognition and the Cake Division with a national distribution presence. The Company also sells dry products, primarily in the western United States.

The IBC product line is marketed under a number of well-known brands which include Dolly Madison, Butternut, Merita, Mickey, Weber's, Millbrook, Eddy's, Holsum, Sweetheart, Sunbeam, Cotton's Holsum, Mrs. Karl's and Mrs. Cubbison's. In addition, the Company is the nation's largest franchisee of Roman Meal and Sun Maid bread.

The Company operates 31 bakeries throughout the United States and employs over 14,000 people. From these geographically dispersed bakeries, the Company's driver-salesmen deliver baked goods to more than 100,000 food outlets on approximately 4,000 delivery routes. The Company's products are distributed throughout the United States, primarily through its direct route system and 790 company-operated thrift stores, and to some extent through distributors.


COMMON STOCK INFORMATION
- - ------------------------

The Company's common stock is listed on the New York Stock Exchange and is traded under the symbol IBC. The table below presents the high and low sales prices for the stock and cash dividends paid during fiscal 1994 and 1993:


                               Stock Price
        Fiscal              ------------------    Cash
         Year     Quarter     High       Low    Dividends
        ------    -------   --------   -------  ---------

         1994        1      $17.500    $15.125     $.12
                     2       16.500     14.125      .125
                     3       15.250     13.625      .125
                     4       13.875     11.750      .125


         1993        1       18.250     14.375      .11
                     2       21.125     16.625      .12
                     3       20.000     16.000      .12
                     4       18.125     16.000      .12


The Company had approximately 3,500 shareholders at May 28, 1994.

                          [Inside Front Cover]

                            INTERSTATE BAKERIES CORPORATION
                          FIVE-YEAR SUMMARY OF FINANCIAL DATA

                                                    (In Thousands, Except Per Share Data)
                                                              52 Weeks Ended                        53 Weeks
                                        -------------------------------------------------------       Ended
                                          May 28,        May 29,        May 30,        June 1,       June 2,
                                           1994           1993           1992           1991          1990
                                        ----------     ----------     ----------     ----------    ----------
Statement of Operations
  Net sales                             $1,142,684     $1,165,588     $1,145,875     $1,106,723    $1,093,424
  Operating income                          46,883<F1>     71,344         73,615         61,830        48,917
    % of net sales                            4.1%           6.1%           6.4%           5.6%          4.5%
  Income (loss) before extraordinary
   charge and cumulative effect
   of accounting change                 $   15,754<F1> $   30,784     $   25,780     $   (8,035)   $  (17,135)
    % of net sales                            1.4%           2.6%           2.2%           (.7%)        (1.6%)
  Net income (loss)                     $   15,754<F1> $   16,663<F2> $   15,604<F3> $   (8,035)   $  (17,135)

Per share:
  Income (loss) before extraordinary
   charge and cumulative effect
   of accounting change                        .78<F1>       1.46           1.49          (1.70)        (3.72)
  Net income (loss)                            .78<F1>        .79<F2>        .94<F3>      (1.70)        (3.72)
  Common stock dividends                       .495           .47            .33              -             -
Weighted average common
 shares outstanding                         20,306         21,132         18,735          4,822         4,740

Balance Sheet
  Total assets                          $  574,791     $  586,756     $  573,609     $  584,803    $  591,125
  Long-term debt, excluding
   current maturities                      201,235        189,238        211,124        350,567       362,508
  Minority interest - redeemable
   preferred stocks                              -              -              -         90,080        82,535
  Stockholders' equity (deficit)           187,441        202,315        194,608        (49,865)      (41,852)
  Debt to total capital                      51.8%          48.3%          52.0%          89.5%         89.8%

<F1> Fiscal 1994 includes a charge of $9,400,000, $5,687,000 net of tax ($.28 per share), related to a plant disposal and environmental matters.

<F2> Fiscal 1993 includes a charge of $14,121,000 ($.67 per share) for the cumulative effect of the change in accounting for postretirement benefits other than pensions, from adopting SFAS No. 106.

<F3> Fiscal 1992 includes an extraordinary charge of $10,176,000 ($.55 per share) related to additional interest payments and the write-off of unamortized deferred financing charges in connection with the retirement of debt.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations
- - --------------------------------------------------------

Fiscal 1994 Compared With Fiscal 1993

Net sales for the fiscal year ended May 28, 1994 were $1,142,684,000, down $22,904,000 and 2.0% from the prior year's net sales of $1,165,588,000.
The Company's withdrawal from the California cake market through the sale of its Los Angeles cake operation accounted for the majority of the actual net sales decline. Bread Division net sales were $779,550,000, an $11,584,000 and 1.5% increase from net sales of $767,966,000 in fiscal 1993. This increase was attributable to higher selling prices and the acquisition of the Tampa bread bakery, offset somewhat by a slight unit volume decline in private label business. Cake Division net sales for fiscal 1994 were down $38,809,000, or 10.0%, to $347,371,000 from the prior year's $386,180,000. While the Los Angeles sale was the main factor in this decline, cake volume related to ongoing business has also decreased somewhat.

Gross profit for fiscal 1994 was $561,458,000 (49.1% of net sales) compared to $575,584,000 (49.4% of net sales) for fiscal 1993, a 2.5% decline. This unfavorable comparison reflects the negative impact of unit volume declines on overhead absorption. Higher commodity costs during the latter half of the year were essentially offset by higher selling prices.

Selling, delivery and administrative expenses increased $1,005,000 to $473,607,000 (41.4% of net sales) for fiscal 1994 compared to $472,602,000
(40.5% of net sales) last year against a lower net sales base in fiscal 1994. These unfavorable variances were attributable to higher labor and labor related costs, combined with lower unit volume to absorb these and other costs, and higher delivery costs associated with a two-month transport drivers strike at one bakery.

Fiscal 1994 reflects $9,400,000 ($5,687,000 after tax, or $.28 per share) of other charges, which includes costs related to a plant disposal of $6,700,000 and environmental matters of $2,700,000. After these other charges, operating income for fiscal 1994 was $46,883,000 (4.1% of net sales), a decrease of $24,461,000, or 34.3%, from the $71,344,000 (6.1% of net sales) reported for fiscal 1993.

Interest expense for fiscal 1994 of $14,745,000 was down $2,643,000, or 15.2%, from fiscal 1993's $17,388,000. The Company benefitted from somewhat lower interest rates related to the renegotiation of its bank credit agreement in November 1993, as well as generally lower market interest rates during most of the year.

The Company's effective tax rate of 51.2% for fiscal 1994 reflects the passage of the Omnibus Budget Reconciliation Act of 1993 during the first quarter of the year. The increase in the corporate tax rate provided for in the Act raised the fiscal 1994 provision for income taxes by $1,131,000, or $.06 per share. Approximately $800,000 of this increase relates to the cumulative adjustment of the Company's net deferred tax liability at May 29, 1993 and the additional current taxes attributable to the fiscal year ended May 29, 1993. Non-deductible goodwill amortization was also responsible for the higher effective rates in fiscal 1994 and 1993.

Income before the cumulative effect of an accounting change was $15,754,000, or $.78 per share, in fiscal 1994 compared to $30,784,000, or
$1.46 per share, the prior year. During fiscal 1993, the Company incurred a one-time, noncash charge of $14,121,000 ($.67 per share), net of an income tax benefit of $8,655,000, representing the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) No. 106. Net income was $15,754,000, or $.78 per share, for fiscal 1994 compared to $16,663,000, or $.79 per share, for fiscal 1993.

Fiscal 1993 Compared With Fiscal 1992

Net sales for fiscal 1993, which ended May 29, 1993, were $1,165,588,000 representing an increase of $19,713,000, or 1.7%, over net sales of $1,145,875,000 in fiscal 1992. This increase resulted from modest selling price increases during the year, offset somewhat by an overall slight unit volume decline. Bread Division net sales were up $21,873,000, or 2.9%, to $767,966,000 from $746,093,000 in fiscal 1992. Bread Division unit volume was steady with the net sales gain reflecting moderate price increases implemented to cover cost increases. Cake Division net sales, at $386,180,000, were down 1.1% from fiscal 1992's $390,285,000 due to a unit volume decline, primarily in the West.

Fiscal 1993's gross profit of $575,584,000 (49.4% of net sales) represented an increase of 2.1% over fiscal 1992's gross profit of $563,714,000 (49.2% of net sales). Higher selling prices were utilized to offset moderate ingredient and labor cost increases, which, along with production efficiencies, slightly improved margins.

Selling, delivery and administrative expenses were $472,602,000 (40.5% of net sales) for fiscal 1993, an increase of 3.1% from $458,544,000 (40.0% of net sales) for fiscal 1992. This unfavorable variance resulted from higher labor and labor related costs during fiscal 1993.

Operating income for fiscal 1993 was $71,344,000 (6.1% of net sales), down $2,271,000, or 3.1%, from fiscal 1992's $73,615,000 (6.4% of net sales).
This decrease reflects the factors noted above, as well as the incremental noncash charge for the change in accounting for postretirement benefits required by SFAS No. 106 adopted by the Company during fiscal 1993.

Interest expense decreased $7,644,000, or 30.5%, to $17,388,000. This reduction reflects lower interest rates and a continued deleveraging subsequent to the first quarter of fiscal 1992 initial public offering of common stock. Proceeds from the offering were used to reduce debt and redeem the minority interest - redeemable preferred stocks.

The fiscal 1993 effective tax rate of 43.0% reflects the non-deductibility of goodwill amortization, while the fiscal 1992 rate of 37.8% reflects this amortization, offset by utilization of investment tax credit carryforwards. The adoption of SFAS No. 109 in fiscal 1993 had no impact on results of operations.

Income before extraordinary charge and cumulative effect of accounting change was $30,784,000, or $1.46 per share (including an approximate $.03 per share incremental charge for SFAS No. 106), compared to $25,780,000, or $1.49 per share, for fiscal 1992. During fiscal 1993, the Company incurred a one-time, noncash charge of $14,121,000 ($.67 per share), net of an income tax benefit of $8,655,000, representing the cumulative effect of adopting SFAS No. 106. In fiscal 1992, the Company incurred an extraordinary charge of $10,176,000, or $.55 per share, net of an income tax benefit of $6,184,000, related to additional interest payments and the write-off of unamortized deferred financing charges in connection with the retirement of debt.

Net income was $16,663,000, or $.79 per share, for fiscal 1993, compared to $15,604,000, or $.94 per share, for fiscal 1992.



Capital Resources and Liquidity

The Company's primary source of liquidity is cash provided by operations which totaled $53,087,000 for fiscal 1994, a decline of $4,055,000 from the prior year's $57,142,000. This decline primarily reflects lower operating profits, offset to some extent by more favorable changes in working capital. Cash generated by operations during fiscal 1994, along with a net $4,281,000 increase in bank borrowings, was used to fund net capital purchases of $24,867,000, to pay common stock dividends of $10,009,000 and to repurchase common stock of $20,621,000 under the Company's share repurchase program.

For fiscal 1995, the Company anticipates cash needs of approximately $33,000,000 to fund $22,000,000 of planned capital expenditures, $9,700,000 of common stock dividends and $1,300,000 of required principal reductions on debt. The Company expects these needs to be funded by ongoing operations. At May 28, 1994, the Company also had unused borrowing capacity of $66,000,000 under its bank credit facility. During fiscal 1995, the Company may use its excess cash from operations and available borrowing capacity to repurchase up to 600,000 shares of common stock, reduce its revolving credit borrowings and fund acquisitions. In June 1994, the Company acquired Fuchs Baking Co. of Miami, Florida. This acquisition, which has annual sales of approximately $50,000,000, was financed through borrowings on the revolving credit facility.

Inflation

Inflation is not expected to have a significant impact on the Company's results of operations. The Company has generally been able to offset inflationary price increases with production efficiencies and higher selling prices.

                                    INTERSTATE BAKERIES CORPORATION
                                      CONSOLIDATED BALANCE SHEET

                                                                         (In Thousands)
                                                                      May 28,     May 29,
                                                                       1994        1993
                                                                     --------    --------
Assets
  Current assets:
    Cash and cash equivalents                                        $  5,046    $  4,603
    Accounts receivable, less allowance for
     doubtful accounts of $1,645,000
     ($1,511,000 in 1993)                                              71,734      71,258
    Inventories                                                        21,020      22,330
    Other current assets                                               17,106      20,545
                                                                     --------    --------
      Total current assets                                            114,906     118,736
                                                                     --------    --------
  Property and equipment:
    Land and buildings                                                 91,540      97,024
    Machinery and equipment                                           224,922     232,423
                                                                     --------    --------
                                                                      316,462     329,447
    Less accumulated depreciation                                    (101,022)   (109,062)
                                                                     --------    --------
      Net property and equipment                                      215,440     220,385
                                                                     --------    --------
  Excess of purchase cost over net assets acquired                    240,249     242,407
  Other assets                                                          4,196       5,228
                                                                     --------    --------
                                                                     $574,791    $586,756
                                                                     ========    ========
Liabilities and Stockholders' Equity
  Current liabilities:
    Note payable                                                     $      -    $  5,000
    Long-term debt payable within one year                              1,263       3,979
    Accounts payable                                                   47,848      41,871
    Accrued expenses                                                   58,182      67,056
                                                                     --------    --------
      Total current liabilities                                       107,293     117,906
                                                                     --------    --------
  Long-term debt:
    Related party                                                      79,000      79,000
    Other                                                             122,235     110,238
  Other liabilities                                                    43,409      36,993
  Deferred income taxes                                                35,413      40,304
                                                                     --------    --------
      Total long-term liabilities                                     280,057     266,535
                                                                     --------    --------
  Stockholders' equity:
    Preferred stock, par value $.01 per share;
     authorized - 1,000,000 shares; issued - none                           -           -
    Common stock, par value $.01 per share;
     authorized - 40,000,000 shares;
     issued - 21,050,000 shares (21,040,000 in 1993)                      211         210
    Additional paid-in capital                                        261,064     261,063
    Accumulated deficit                                               (53,091)    (58,836)
    Treasury stock, at cost - 1,400,000 shares
     (7,000 in 1993)                                                  (20,743)       (122)
                                                                     --------    --------
      Total stockholders' equity                                      187,441     202,315
                                                                     --------    --------
                                                                     $574,791    $586,756
                                                                     ========    ========
                                                       See accompanying notes.

                                          INTERSTATE BAKERIES CORPORATION
                                          CONSOLIDATED STATEMENT OF INCOME

                                                      (In Thousands, Except Per Share Data)
                                                                  52 Weeks Ended
                                                      ---------------------------------------
                                                        May 28,        May 29,       May 30,
                                                         1994           1993          1992
                                                      ----------     ----------    ----------
Net sales                                             $1,142,684     $1,165,588    $1,145,875
                                                      ----------     ----------    ----------
Cost of products sold                                    581,226        590,004       582,161
Selling, delivery and administrative expenses            473,607        472,602       458,544
Other charges                                              9,400              -             -
Depreciation and amortization                             31,568         31,638        31,555
                                                      ----------     ----------    ----------
                                                       1,095,801      1,094,244     1,072,260
                                                      ----------     ----------    ----------
Operating income                                          46,883         71,344        73,615
                                                      ----------     ----------    ----------
Other income                                                (144)           (53)         (522)
Interest expense                                          14,745         17,388        25,032
                                                      ----------     ----------    ----------
                                                          14,601         17,335        24,510
                                                      ----------     ----------    ----------
Income before income taxes and
 minority interest                                        32,282         54,009        49,105
Provision for income taxes                                16,528         23,225        18,561
Minority interest                                              -              -         4,764
                                                      ----------     ----------    ----------
Income before extraordinary charge
 and cumulative effect of accounting change               15,754         30,784        25,780
Extraordinary charge                                           -              -       (10,176)
Cumulative effect of change in accounting for
 postretirement benefits other than pensions                   -        (14,121)             -
                                                      ----------     ----------    ----------
Net income                                            $   15,754     $   16,663    $   15,604
                                                      ==========     ==========    ==========
Per share:
  Income before extraordinary charge
   and cumulative effect of accounting change         $      .78     $     1.46    $     1.49
  Extraordinary charge                                         -              -          (.55)
  Cumulative effect of accounting change                       -           (.67)            -
                                                      ----------     ----------    ----------
  Net income                                          $      .78     $      .79    $      .94
                                                      ==========     ==========    ==========
                                                   See accompanying notes.

                     INTERSTATE BAKERIES CORPORATION
                  CONSOLIDATED STATEMENT OF CASH FLOWS

                                                            (In Thousands)
                                                            52 Weeks Ended
                                                    -------------------------------
                                                     May 28,     May 29,    May 30,
                                                      1994        1993       1992
                                                    --------    --------   --------
Cash flows from operating activities:
  Net income                                        $ 15,754    $ 16,663   $  15,604
  Extraordinary charge                                     -           -      10,176
  Cumulative effect of accounting change                   -      14,121           -
  Depreciation and amortization                       31,568      31,638      31,555
  Deferred taxes and other                             4,389       5,730       2,425
  Minority interest                                        -           -       4,764
  Change in operating assets
   and liabilities:
    Accounts receivable                                 (476)      1,697      (5,540)
    Inventories                                        1,310         586        (749)
    Other current assets                               3,439         369        (928)
    Accounts payable and accrued expenses             (2,897)    (13,662)     (3,396)
                                                    --------    --------   ---------
    Cash from operating activities                    53,087      57,142      53,911
                                                    --------    --------   ---------
Cash flows from investing activities:
  Additions to property and equipment                (31,163)    (30,590)    (23,477)
  Sale of assets                                       6,296         416         314
  Other                                               (1,430)        101          62
                                                    --------    --------   ---------
    Cash from investing activities                   (26,297)    (30,073)    (23,101)
                                                    --------    --------   ---------
Cash flows from financing activities:
  Reduction of long-term debt                         (6,719)    (20,705)   (310,539)
  Addition to long-term debt                          16,000           -     155,000
  Addition (reduction) of note payable                (5,000)      5,000           -
  Common stock dividends paid                        (10,009)     (9,861)     (6,902)
  Acquisition of treasury stock                      (20,621)       (122)          -
  Issuance of common stock                                 2       1,027     234,047
  Retirement of minority interest -
   redeemable preferred stocks                             -           -     (98,918)
  Other                                                    -           -      (2,392)
                                                    --------    --------   ---------
    Cash from financing activities                   (26,347)    (24,661)    (29,704)
                                                    --------    --------   ---------
Change in cash and cash equivalents                      443       2,408       1,106
Cash and cash equivalents:
  Beginning of period                                  4,603       2,195       1,089
                                                    --------    --------   ---------
  End of period                                     $  5,046    $  4,603   $   2,195
                                                    ========    ========   =========
                                           See accompanying notes.

                                  INTERSTATE BAKERIES CORPORATION
                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                           (In Thousands)
                                     Common
                                  Stock Issued                                 Treasury Stock
                                 --------------                              ------------------
                                 Number           Additional                  Number
                                   of      Par     Paid-in     Accumulated      of
                                 Shares   Value    Capital       Deficit      Shares     Cost       Other
                                 ------   -----   ----------   -----------   --------  --------    -------

Balance June 1, 1991              4,765    $ 48    $ 26,522      $(74,340)        -    $      -    $(2,095)
Net income                            -      -            -        15,604         -           -          -
Shares issued:
  Public offering                15,625     156     233,433             -         -           -          -
  Employee benefit plans            464       5       7,585             -         -           -          -
  Exercise of employee
   stock options                      8       -           1             -         -           -          -
Dividends paid -
 $.33 per share                       -       -           -        (6,902)        -           -          -
Accretion adjustment
 on preferred stock
 redemption                           -       -      (8,303)            -         -           -          -
Reclassification/other               59       -         799             -         -           -      2,095
                                 ------    ----    --------      --------    ------    --------    -------

Balance May 30, 1992             20,921     209     260,037       (65,638)        -           -          -
Net income                            -       -           -        16,663         -           -          -
Shares issued - exercise
 of employee stock
 options                            119       1       1,026             -         -           -          -
Dividends paid -
 $.47 per share                       -       -           -        (9,861)        -           -          -
Treasury stock acquired               -       -           -             -        (7)       (122)         -
                                 ------    ----    --------      --------    ------    --------    -------

Balance May 29, 1993             21,040     210     261,063       (58,836)       (7)       (122)         -
Net income                            -       -           -        15,754         -           -          -
Shares issued - exercise
 of employee stock
 options                             10       1           1             -         -           -          -
Dividends paid -
 $.495 per share                      -       -           -       (10,009)        -           -          -
Treasury stock acquired               -       -           -             -    (1,393)    (20,621)         -
                                 ------    ----    --------      --------    ------    --------    -------
Balance May 28, 1994             21,050    $211    $261,064      $(53,091)   (1,400)   $(20,743)   $     -
                                 ======    ====    ========      ========    ======    ========    =======
                                                    See accompanying notes.

               INTERSTATE BAKERIES CORPORATION
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  Description of Business and Significant Accounting Policies

Description of business - Interstate Bakeries Corporation (the "Company") is the largest independent and third largest baker and distributor of fresh bakery products in the United States.

Fiscal year end - The Company has a 52-53 week year that ends on the Saturday closest to the last day of May.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Inventories - Inventories are stated at the lower of cost or market. Specific invoiced costs are used with respect to ingredients and average costs are used for other inventory items.

The components of inventories are as follows:

                                      (In Thousands)
                                    May 28,    May 29,
                                     1994       1993
                                   --------   --------
    Ingredients and packaging       $13,384    $14,208
    Finished goods                    5,907      6,497
    Other                             1,729      1,625
                                    -------    -------
                                    $21,020    $22,330
                                    =======    =======

Property and equipment - Property and equipment are recorded at cost and depreciated over estimated useful lives of 4 to 35 years, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Interest cost capitalized as part of the construction cost of capital assets was $903,000 and $314,000 in fiscal 1994 and 1993, respectively.

Excess of purchase cost over net assets acquired - Excess of purchase cost over net assets acquired is amortized over 40 years using the straight-line method. Accumulated amortization as of May 28, 1994 and May 29, 1993 was $46,091,000 and $39,017,000, respectively.

Interest rate swap agreements - The differential to be paid or received is accrued as interest rates change and is recognized over the term of the agreements.

Statement of cash flows - For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Earnings per share - Per share amounts are calculated on the basis of the weighted average common shares outstanding and outstanding options to the extent they are dilutive. The calculation for fiscal 1992 gives effect to the preferred dividend requirements related to preferred stocks. Weighted average common and common equivalent shares outstanding were 20,306,000, 21,132,000 and 18,735,000 for fiscal 1994, 1993 and 1992, respectively.


2.  Debt

Long-term debt consists of the following:

                                      (In Thousands)
                                    May 28,    May 29,
                                     1994       1993
                                   --------   --------
     Bank borrowings:
       Revolving credit loans (a)  $121,000   $  5,000
       Term loans (a)                     -    105,000
     Senior notes (b)                79,000     79,000
     Other                            2,498      4,217
                                   --------   --------
                                    202,498    193,217
     Less amounts payable
      within one year                (1,263)    (3,979)
                                   --------   --------
                                   $201,235   $189,238
                                   ========   ========

(a) During fiscal 1994, the Company renegotiated its bank credit agreement, replacing the previous debt agreement with a $210,000,000 bank revolving credit facility. The new facility, which consists of a combination of revolving loans and up to $60,000,000 in letters of credit (with availability of $37,000,000 at May 28, 1994), matures during fiscal 1999. The outstanding borrowings, which are unsecured, bear interest at variable rates generally equal to the London Interbank Offered Rate (LIBOR) plus from .35% to 1.00% (.50% at May 28, 1994), depending upon certain financial ratios. The Company also pays a fee of between .15% and .35% (.225% at May 28, 1994) on the unused portion of the facility.

To offset the variable rate characteristic of a portion of these bank borrowings, the Company entered into interest rate swap agreements with major banks resulting in fixed interest rates of 6.84% on $21,000,000 through May 1996, 5.34% on $30,000,000 through July 1995, 5.27% on $30,000,000 through
January 1995 and 4.97% on $25,000,000 through July 1994. The overall weighted average interest rate on the bank borrowings was 5.73% and 6.16% at May 28, 1994 and May 29, 1993, respectively.

The new credit facility agreement contains covenants which, among other matters (i) limit the Company's ability to incur indebtedness, merge, consolidate and acquire or sell assets, (ii) require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage and (iii) limit the payment of cash dividends on common stock and common stock repurchases to $25,000,000 for the year following the completion of the agreement and 75% of aggregate consolidated net income thereafter, with approximately $13,000,000 available at May 28, 1994.

(b) Represents 10.00% notes issued to an owner of the Company's common stock. Principal is due in annual installments from July 1998 to July 2000. The note agreement was modified during fiscal 1994 to include covenants mirroring those of the new credit agreement.

Interest expense on these notes totaled
$7,878,000, $7,878,000 and $6,569,000 for fiscal 1994, 1993 and 1992, respectively.

The Company had long-term notes payable to related parties which were repaid or exchanged in conjunction with the July 1991 public stock offering. Interest expense on these notes was $5,169,000 during fiscal 1992. In addition, the prepayment of a portion of these notes with the notes described in (b) above required an additional $1,264,000 interest payment.

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the year end fair value of significant financial instruments, including long-term debt. The fair value of the senior notes, described in (b) above, is estimated at $87,400,000 and $91,000,000 as of May 28, 1994 and May 29, 1993, respectively, based upon rates available for debt with similar terms. The Company believes, based upon current terms, that the carrying value of all other long-term debt at May 28, 1994 approximates fair value.

The scheduled repayment of long-term debt is as follows:

               Fiscal Years Ending       (In Thousands)
               -------------------       --------------

                      1995                 $  1,263
                      1996                    1,030
                      1997                      205
                      1998                        -
                      1999                  146,000
                   Thereafter                54,000
                                           --------
                                           $202,498
                                           ========


3.  Commitments and Contingencies

Leased capital assets included in property and equipment are as follows:

                                   (In Thousands)
                                May 28,      May 29,
                                 1994         1993
                               --------     --------
     Land and buildings         $ 8,983      $ 8,983
     Machinery and equipment      1,199        3,088
                                -------      -------
                                 10,182       12,071
     Less accumulated
      depreciation               (2,911)      (3,530)
                                -------      -------
                                $ 7,271      $ 8,541
                                =======      =======

The related capitalized lease obligations were $898,000 and $1,817,000 at May 28, 1994 and May 29, 1993, respectively. These obligations and the scheduled annual repayments are included with long-term debt.

Future minimum rental commitments for all noncancelable operating leases, exclusive of taxes and insurance, are as follows:

             Fiscal Years Ending        (In Thousands)
             -------------------        --------------
                    1995                   $22,469
                    1996                    17,542
                    1997                    12,382
                    1998                     6,935
                    1999                     3,666
                 Thereafter                  6,790
                                           -------
                                           $69,784
                                           =======

Net rental expense under operating leases was $27,435,000, $26,137,000 and $24,081,000 for fiscal 1994, 1993 and 1992, respectively. The majority of the operating leases contain renewal options for varying periods. Certain capital and operating leases include purchase options during or at the end of the lease term.

The Company is subject to various routine legal proceedings, environmental actions and other matters in the ordinary course of business, some of which may be covered in whole or in part by insurance. In management's opinion, none of these matters will have a material adverse effect on the Company's financial position.


4.  Income Taxes

The reconciliation of the provision for income taxes to the statutory federal rate is as follows:

                                       52 Weeks Ended
                              --------------------------------
                               May 28,     May 29,     May 30,
                                1994        1993        1992
                              --------    --------    --------
Statutory federal tax           35.0%       34.0%       34.0%
State income tax                 5.5         5.1         4.5
Goodwill amortization            7.7         4.4         4.9
Loss and investment credit
 carryforwards                     -           -        (4.7)
Cumulative impact of
 tax law changes                 2.5           -           -
Other                            0.5        (0.5)       (0.9)
                                ----        ----        ----
                                51.2%       43.0%       37.8%
                                ====        ====        ====

The components of the provision for income taxes are as follows:

                                  (In Thousands)
                                  52 Weeks Ended
                         --------------------------------
                          May 28,     May 29,     May 30,
                           1994        1993        1992
                         --------    --------    --------
Current:
  Federal                $14,645     $10,650     $16,629
  State                    3,416       2,800       2,664
                         -------     -------     -------
                          18,061      13,450      19,293
                         -------     -------     -------
Deferred:
  Federal                   (838)      8,399      (1,092)
  State                     (695)      1,376         360
                         -------     -------     -------
                          (1,533)      9,775        (732)
                         -------     -------     -------
                         $16,528     $23,225     $18,561
                         =======     =======     =======

Temporary differences and carryforwards which give rise to the deferred income tax assets and liabilities at May 28, 1994 and May 29, 1993 are as follows:

                                       (In Thousands)
                                      May 28,     May 29,
                                       1994        1993
                                     --------    --------
Deferred tax asset:
  Accounts receivable                $ 1,231     $ 1,081
  Accrued expenses                    11,565      12,733
  Other                                  236       1,120
  Tax credit carryforwards                 -       1,456
                                     -------     -------
                                     $13,032     $16,390
                                     =======     =======
Deferred tax liability:
  Property and equipment             $41,392     $42,781
  Postretirement benefits
   liability                          (9,115)     (8,584)
  Other                                3,136       6,107
                                     -------     -------
                                     $35,413     $40,304
                                     =======     =======
Valuation allowance                  $     -     $     -
                                     =======     =======

During fiscal 1992, deferred income taxes were provided for timing differences in the recognition of revenue and expense for tax and financial reporting purposes. In fiscal 1992, the largest component of deferred taxes was a $1,232,000 deferred tax benefit resulting from fixed asset depreciation, net of retirement gains/losses.


5.  Employee Benefit Plans

The 1991 Employee Stock Purchase Plan, which is noncompensatory, allows all eligible employees to purchase common stock of the Company. The common stock can be either issued by the Company at market prices or purchased on the open market. At May 28, 1994, 116,000 shares were authorized but not issued under this plan.

The Company sponsors a defined contribution retirement plan for eligible employees not covered by union plans. Contributions are based upon a percentage of annual compensation plus a percentage of voluntary employee contributions. Retirement expense related to this plan was $6,352,000, $5,955,000 and $5,789,000 for fiscal 1994, 1993 and 1992, respectively.

There are also in effect numerous negotiated pension plans covering employees participating by reason of union contracts. Expense for these plans was $27,276,000, $27,289,000 and $26,566,000 for fiscal 1994, 1993 and 1992, respectively. Information regarding assets and accumulated benefits of these plans has not been made available to the Company.

In addition to providing retirement pension benefits, the Company provides health care benefits for eligible retired employees. Effective at the beginning of fiscal 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", whereby the cost of such postretirement benefits is accrued during the employee's active service period. The Company elected to immediately recognize the accumulated postretirement benefit obligation rather than amortize it over future periods. The cost of providing these benefits was previously recognized on a pay-as-you-go basis and amounted to $1,049,000 for fiscal 1992.

The cumulative effect of this accounting change as of the beginning of fiscal 1993 was to decrease net income by $14,121,000 ($.67 per share), net of a deferred income tax benefit of $8,655,000.

Under the Company's plans, all nonunion employees, with 10 years of service after age 50, are eligible for retiree health care coverage between ages 60 and 65. Grandfathered nonunion employees and certain union employees who have bargained into the Company-sponsored health care plans are generally eligible after age 55, with 10 years of service, and have only supplemental benefits after Medicare eligibility is reached. Certain of the plans require contributions by retirees and/or spouses.

The components of the net postretirement benefit expense are as follows:

                                         (In Thousands)
                                         52 Weeks Ended
                                       --------------------
                                        May 28,     May 29,
                                         1994        1993
                                       --------    --------
     Service cost                       $  615      $  441
     Interest cost                       2,178       1,807
     Amortization of unrecognized
      net loss                             422           -
                                        ------      ------
     Net postretirement benefit
      expense                           $3,215      $2,248
                                        ======      ======

The status of the Company's unfunded postretirement benefit obligation is as follows:

                                        (In Thousands)
                                       May 28,     May 29,
                                        1994        1993
                                      --------    --------
     Retirees                         $15,795     $11,008
     Fully eligible active
      plan participants                 8,395       6,991
     Other active plan
      participants                      8,290       5,732
                                      -------     -------
     Accumulated postretirement
      benefit obligation (APBO)        32,480      23,731
     Unrecognized net loss from
      assumption changes               (7,555)          -
                                      -------     -------
     Accrued postretirement
      benefit                          24,925      23,731
     Less current portion              (1,800)     (1,400)
                                      -------     -------
     APBO included in other
      liabilities                     $23,125     $22,331
                                      =======     =======

In determining the APBO, the weighted average discount rate for fiscal 1994 was assumed to be 7.0%, a change from the 8.0% used in fiscal 1993. The assumed health care cost trend rate for fiscal 1994 was 9.5%, declining gradually to 6.0% over the next 10 years and to 5.0% after 20 years. A 1.0% increase in this assumed health care cost trend rate would increase the service and interest cost components of the net postretirement benefit expense for fiscal 1994 by approximately $464,000, as well as increase the May 28, 1994 APBO by approximately $4,970,000.

The Company also participates in a number of multi-employer plans which provide postretirement health care benefits to substantially all union employees not covered by Company-administered plans. Amounts reflected as benefit cost and contributed to such plans, including amounts related to health care benefits for active employees, totaled $40,467,000 and $40,287,000 in fiscal 1994 and 1993, respectively.


6.  Stock Option Plans

The 1991 Stock Option Plan allows the Company to grant to employees stock options to purchase up to 1,032,000 shares of common stock at prices which are not less than the fair market value at the date of grant. These options may be granted over a period not to exceed ten years and are currently exercisable from one to five years after the date of grant. The changes in outstanding options are as follows:

                                  Shares          Price Range
                               Under Option        Per Share
                               ------------      -------------
     Balance June 1, 1991              -
     Issued                      771,000         $15.63-$16.50
     Surrendered                 (51,000)         16.13
                                 -------         -------------
     Balance May 30, 1992        720,000          15.63- 16.50
     Issued                      152,000          17.00
     Exercised                   (63,000)         16.13
     Surrendered                  (1,000)         15.63
                                 -------         -------------
     Balance May 29, 1993        808,000          15.63- 17.00
     Issued                      163,000          12.25- 14.50
     Surrendered                 (47,000)         15.63- 17.00
                                 -------         -------------
     Balance May 28, 1994        924,000         $12.25-$17.00
                                 =======         =============
     Exercisable May 28, 1994    761,000         $15.63-$17.00
                                 =======         =============

At May 28, 1994, options to purchase 45,000 shares were authorized but not granted.

Key personnel were also granted options to purchase shares of common stock in January 1988. The options are exercisable at $.19 per share for a period of ten years after the first anniversary of their issuance. The changes in these outstanding options are as follows:

      Balance June 1, 1991           120,000
      Exercised                       (8,000)
                                     -------
      Balance May 30, 1992           112,000
      Exercised                      (56,000)
                                     -------
      Balance May 29, 1993            56,000
      Exercised                      (10,000)
                                     -------
      Balance May 28, 1994            46,000
                                     =======

At May 28, 1994, 1,130,000 total shares of common stock were reserved for issuance under various employee benefit plans.


7.  Accrued Expenses

Included in accrued expenses are the following:

                                              (In Thousands)
                                             May 28,     May 29,
                                              1994        1993
                                            --------    --------
     Payroll, vacation and other
      compensation                          $22,618     $24,262
     Pension and welfare                      4,177      10,183
     Worker's compensation                    9,495       9,980
     Taxes other than income                  6,506       6,013


8.  Other Charges

The Company incurred $9,400,000 of other charges during fiscal 1994 including costs related to a plant disposal of $6,700,000 and environmental matters of $2,700,000.


9.  Supplemental Cash Flow Information

Noncash investing and financing activities excluded from the consolidated statement of cash flows and certain cash payments are as follows:

                                              (In Thousands)
                                              52 Weeks Ended
                                        -------------------------------
                                         May 28,     May 29,     May 30,
                                          1994        1993        1992
                                        --------    --------    --------
     Noncash investing and
      financing activities:
       Exchange of property and
        equipment for property,
        equipment and intangibles       $ 7,006     $     -     $     -
       Preferred dividends of
        subsidiary paid-in-kind               -           -       4,764
       Common stock issued in
        exchange for preferred
        stock                                 -           -       4,229
       Stock issued for employee
        compensation and benefit
        plans                                 -           -       2,904

     Certain cash payments:
       Interest                         $14,301     $18,097     $31,620
       Income taxes                      17,937      17,568       9,022


10.  Public Offering of Common Stock and Recapitalization

In July 1991, the Company completed an initial public offering of 15,625,000 shares of common stock at $16.00 per share (the "Offering"). The net proceeds of the Offering, after deducting applicable issuance costs and expenses, were $233,589,000. The proceeds were used to repay $134,096,000 of senior subordinated notes, plus accrued interest, and to redeem, at their liquidation value of $98,315,000, all three series of minority interest - redeemable preferred stocks, plus accrued dividends.

Concurrent with the Offering, the Company (i) replaced its existing bank credit facility, (ii) exchanged $79,000,000 of 12.50% subordinated notes for a like amount of 10.00% senior notes, (iii) approved an increase in the authorized common stock to 25,000,000 shares, (iv) declared a 1-for-1.92868 reverse stock split and (v) issued 181,000 shares of common stock in exchange for certain outstanding stock performance units.

In the first quarter of fiscal 1992, the Company incurred an extraordinary charge of $10,176,000 (net of an income tax benefit of $6,184,000) related to additional interest payments and the write-off of unamortized deferred financing charges in connection with the retirement of debt.


11.  Subsequent Event

On June 13, 1994, the Company completed the acquisition of the assets and liabilities of Fuchs Baking Co. ("Fuchs"), Miami, Florida. Fuchs, which has annual sales of approximately $50,000,000, produces and distributes bakery products throughout central and southern Florida. The acquisition, which was financed through borrowings on the Company's revolving credit agreement, will be accounted for as a purchase.


12.  Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the fiscal years ended May 28, 1994 and May 29, 1993 is as follows (each quarter represents a period of twelve weeks except the third quarters, which cover sixteen weeks):


                               (In Thousands, Except Per Share Data)
                              First       Second      Third      Fourth
                             --------    --------    --------   --------
1994
  Net sales                  $269,662    $268,934    $336,296   $267,792
  Cost of products sold       135,638     134,640     172,666    138,282
  Operating income             17,690      16,800       1,551     10,842
  Net income (loss)             6,989       7,289      (2,468)     3,944
  Income (loss) per share         .33         .36        (.12)       .20

1993
  Net sales                  $273,663    $271,924    $344,627   $275,374
  Cost of products sold       139,012     136,559     176,065    138,368
  Operating income             20,035      20,265      14,080     16,964
  Income before
   cumulative effect
   of accounting change         9,011       9,263       5,002      7,508
  Net income (loss)            (5,110)      9,263       5,002      7,508
  Per share:
    Income before
     cumulative effect of
     accounting change            .43         .44         .24        .36
    Net income (loss)            (.24)        .44         .24        .36


The third quarter of fiscal 1994 includes other charges of $9,400,000, $5,687,000 net of tax ($.28 per share), related to a plant disposal and environmental matters.

Due to the adoption of SFAS No. 106, the net loss for the first quarter of 1993 includes a charge of $14,121,000 ($.67 per share) for the cumulative effect of the change in accounting for postretirement benefits other than pensions.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

We have audited the accompanying consolidated balance sheets of Interstate Bakeries Corporation and its subsidiaries as of May 28, 1994 and May 29, 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended May 28, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Interstate Bakeries Corporation and its subsidiaries as of May 28, 1994 and May 29, 1993, and the results of their operations and their cash flows for each of the three fiscal years in the period ended May 28, 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche

Kansas City, Missouri
July 8, 1994