Form 10-K, Exhibit 13
period 1995-06-03
INTERSTATE BAKERIES CORP/DE/
filed 1995-08-30
CIK 829499

PROFILE
- -------

During fiscal year 1995, IBC was the largest independent and third largest baker and distributor of fresh bakery products in the United States. The Company has two major divisions - the Bread Division with established regional recognition and the Cake Division with a national distribution presence. The Company also sells dry products, primarily in the western United States.

The IBC product line is marketed under a number of well-known brands which include Dolly Madison, Butternut, Merita, Mickey, Weber's, Millbrook, Eddy's, Holsum, Sweetheart, Sunbeam, Cotton's Holsum, Mrs. Karl's and Mrs. Cubbison's. In addition, the Company is the nation's largest franchisee of Roman Meal and Sun Maid bread.

The Company operates 30 bakeries throughout the United States and employs over 14,000 people. From these geographically dispersed bakeries, the Company's driver-salesmen deliver baked goods to more than 100,000 food outlets on approximately 4,000 delivery routes. The Company's products are distributed throughout the United States, primarily through its direct route system and 800 company-operated thrift stores, and to some extent through distributors.

On July 24, 1995, the Company completed the acquisition of Continental Baking Company which added 36 bakeries, 21,000 employees and some of the strongest brands in the industry - Wonder and Hostess - making IBC the largest wholesale baker of fresh delivered bread and cake in the United States.


COMMON STOCK INFORMATION
- ------------------------

The Company's common stock is listed on the New York Stock Exchange and is traded under the symbol IBC. The table below presents the high and low sales prices for the stock and cash dividends paid during fiscal 1995 and 1994:

                                      Stock Price
        Fiscal                    --------------------       Cash
         Year        Quarter       High          Low       Dividends
        ------       -------      -------      -------     ---------

         1995           1         $12.875      $11.875       $.125
                        2          13.500       12.500        .125
                        3          15.375       12.375        .125
                        4          14.875       14.125        .125


         1994           1          17.500       15.125        .12
                        2          16.500       14.125        .125
                        3          15.250       13.625        .125
                        4          13.875       11.750        .125


The Company had approximately 3,400 shareholders at June 3, 1995.

                                 [Inside Front Cover]

                      INTERSTATE BAKERIES CORPORATION
                    FIVE-YEAR SUMMARY OF FINANCIAL DATA

                                                       (In Thousands, Except Per Share Data)
                                 53 Weeks                              52 Weeks Ended
                                   Ended       -----------------------------------------------------------
                                  June 3,        May 28,         May 29,         May 30,         June 1,
                                   1995           1994            1993            1992            1991
                                ----------     -----------     -----------     -----------     -----------
Statement of Operations
 Net sales                      $1,222,779     $1,142,684      $1,165,588      $1,145,875      $1,106,723
 Operating income                   57,293         46,883<F1>      71,344          73,615          61,830
   % of net sales                     4.7%           4.1%            6.1%            6.4%            5.6%
 Income (loss) before
  extraordinary
  charge and
  cumulative effect
  of accounting change          $   20,697     $   15,754<F1>  $   30,784      $   25,780      $   (8,035)
   % of net sales                     1.7%           1.4%            2.6%            2.2%            (.7%)
 Net income (loss)              $   20,697     $   15,754<F1>  $   16,663<F2>  $   15,604<F3>  $   (8,035)

Per share data:
  Income (loss) before
   extraordinary
   charge and
   cumulative effect
   of accounting change               1.05            .78<F1>        1.46            1.49           (1.70)
  Net income (loss)                   1.05            .78<F1>         .79<F2>         .94<F3>       (1.70)
  Common stock dividends               .50           .495             .47             .33               -
Weighted average common
 shares outstanding                 19,707         20,306          21,132          18,735           4,822

Balance Sheet
  Total assets                  $  598,441     $  574,791      $  586,756      $  573,609      $  584,803
  Long-term debt, excluding
   current maturities              212,205        201,235         189,238         211,124         350,567
  Minority interest - redeemable
   preferred stocks                      -              -               -               -          90,080
  Stockholders'
   equity (deficit)                198,037        187,441         202,315         194,608         (49,865)
  Debt to total capital              51.7%          51.8%           48.3%           52.0%           89.5%

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

                                       13

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Fiscal 1995 Compared With Fiscal 1994

Net sales for the fifty-three weeks ended June 3, 1995 were $1,222,779,000, representing an increase of $80,095,000, or 7.0%, over net sales of $1,142,684,000 for the fifty-two weeks ended May 28, 1994. This increase primarily reflects the impact of acquisitions, unit volume gains for bread and the additional week included in fiscal 1995. Bread Division net sales were up $104,066,000, or 13.3% to $883,616,000 from $779,550,000 in the prior year, related to the acquisitions of the Tampa and Miami bakeries, unit volume gains, somewhat higher selling prices and the additional week. Cake Division net sales, at $319,478,000, were down 8.0% from the prior year's $347,371,000 due to the sale of the Los Angles bakery in fiscal 1994 and continued softness in cake volume and pricing, offset somewhat by the additional week.

Fiscal 1995's gross profit was $591,895,000 (48.4% of net sales) compared to the prior year's gross profit of $561,458,000 (49.1% of net sales), a $30,437,000 increase but representing a lower percentage of net sales. This margin decline was primarily attributable to higher labor and overhead costs associated with recent acquisitions, as well as slightly higher commodity costs for certain key ingredients.

Selling, delivery and administrative expenses were up $27,401,000 to $501,008,000 (41.0% of net sales) for fiscal 1995 from $473,607,000 (41.4% of net sales) the prior year. This favorable variance on a percentage of net sales basis resulted from labor and labor related efficiencies gained during fiscal 1995. Fiscal 1994 also included higher delivery costs associated with a two-month transport drivers strike at one bakery.

Fiscal 1994 reflects $9,400,000 ($5,687,000 after tax, or $.28 per share) of other charges, which includes costs related to a plant disposal of $6,700,000 and environmental matters of $2,700,000.

Depreciation and amortization increased $2,026,000 in fiscal 1995 related to the completion of the new Jacksonville, Florida bakery and recent acquisitions. As a result of the noted factors, operating income for fiscal 1995 was $57,293,000 (4.7% of net sales), an increase of $10,410,000 and 22.2%
from fiscal 1994's $46,883,000 (4.1% of net sales).

Interest expense increased $3,000,000 to $17,745,000 from $14,745,000 the prior year. This increase was principally attributable to higher interest rates during fiscal 1995, as well as higher debt levels resulting from an acquisition in the first quarter of the current year.

The fiscal 1995 effective tax rate of 47.8% primarily reflects the nondeductibility of goodwill amortization. The Company's effective tax rate of 51.2% for fiscal 1994 reflects the passage of the Omnibus Budget Reconciliation Act of 1993 during the first fiscal quarter. The increase in the corporate tax rate provided for in the Act raised the fiscal 1994 provision for income taxes by approximately $800,000, or $.04 per share, due to the cumulative adjustment of the Company's net deferred tax liability at May 29, 1993 and the additional current taxes attributable to the fiscal year ended May 29, 1993. Non-deductible goodwill amortization also contributed to the higher effective rate in fiscal 1994.

Net income for fiscal 1995 was $20,697,000, or $1.05 per share, up $4,943,000, or 31.4%, from fiscal 1994's $15,754,000, or $.78 per share.

Fiscal 1994 Compared with Fiscal 1993

Net sales for the fiscal year ended May 28, 1994 were $1,142,684,000, down $22,904,000 and 2.0% from fiscal 1993's net sales of $1,165,588,000.
The Company's withdrawal from the California cake market through the sale of its Los Angeles cake operation accounted for the majority of the actual net sales decline. Bread Division net sales were $779,550,000, an $11,584,000 and 1.5% increase from net sales of $767,966,000 in fiscal 1993. This increase was attributable to higher selling prices and the acquisition of the Tampa bread bakery, offset somewhat by a slight unit volume decline in private label business. Cake Division net sales for fiscal 1994 were down $38,809,000, or 10.0%, to $347,371,000 from fiscal
1993's $386,180,000. While the Los Angeles sale was the main factor in this decline, cake volume related to ongoing business also decreased somewhat.

Gross profit for fiscal 1994 was $561,458,000 (49.1% of net sales) compared to $575,584,000 (49.4% of net sales) for fiscal 1993, a 2.5% decline. This unfavorable comparison reflects the negative impact of unit volume declines on overhead absorption. Higher commodity costs during the latter half of fiscal 1994 were essentially offset by higher selling prices.

Selling, delivery and administrative expenses increased $1,005,000 to $473,607,000 (41.4% of net sales) for fiscal 1994 compared to $472,602,000
(40.5% of net sales) in fiscal 1993 against a lower net sales base in fiscal 1994. These unfavorable variances were attributable to higher labor and labor related costs, combined with lower unit volume to absorb these and other costs, and higher delivery costs associated with a two-month transport drivers strike at one bakery.

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

The Company's effective tax rate of 51.2% for fiscal 1994 reflects the passage of the Omnibus Budget Reconciliation Act of 1993 during the first quarter of that year. The increase in the corporate tax rate provided for in the Act raised the fiscal 1994 provision for income taxes by $1,131,000, or $.06 per share. Approximately $800,000 of this increase relates to the cumulative adjustment of the Company's net deferred tax liability at May 29, 1993 and the additional current taxes attributable to the fiscal year ended May 29, 1993. Non-deductible goodwill amortization was also responsible for the higher effective rates in fiscal 1994 and 1993.

Income before the cumulative effect of an accounting change was $15,754,000, or $.78 per share, in fiscal 1994 compared to $30,784,000, or
$1.46 per share, in fiscal 1993. During fiscal 1993, the Company incurred a one-time, noncash charge of $14,121,000 ($.67 per share), net of an income tax benefit of $8,655,000, representing the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) No. 106. Net income was $15,754,000, or $.78 per share, for fiscal 1994 compared to $16,663,000, or $.79 per share, for fiscal 1993.

CAPITAL RESOURCES AND LIQUIDITY

The Company's primary source of liquidity is cash provided by operations which totaled $49,666,000 for fiscal 1995, a decline of $3,421,000 from the prior year's $53,087,000. This decline primarily reflects additional investments in working capital. Cash generated by operations during fiscal 1995, along with a net $10,737,000 increase in bank borrowings, was used to fund net capital expenditures of $33,105,000, purchase intangibles of $15,355,000 and pay common stock dividends of $9,819,000.

On July 24, 1995, the Company completed the acquisition of Continental Baking Company ("CBC") from Ralston Purina Company ("RPC") for a total purchase price of $220,000,000 in cash and 16,923,077 shares of the Company's common stock. CBC is the nation's largest wholesale baking company with annual sales of approximately $2 billion and 21,000 employees at 36 bakery locations. As a result of the acquisition, RPC owns approximately 46% of the Company's common stock. Under terms of a Shareholder Agreement, RPC's holdings of the Company's common stock must be less than 15% of the outstanding shares within five years of the acquisition.

To finance the acquisition, the Company entered into a new $650,000,000 credit agreement. The agreement, which consists of $225,000,000 in term loans and a $425,000,000 revolving credit facility, provides for terms and interest rates similar to the previous credit agreement.

As a result of the acquisition of CBC, the Company anticipates cash needs of approximately $112,200,000 to fund $85,000,000 of planed capital expenditures, $16,200,000 of common stock dividends and $11,000,000 of required principal reductions on debt. The Company expects these needs to be funded by ongoing operations, as well as borrowing capacity under the new revolving credit facility.

INFLATION

General inflation is not expected to have a significant impact on the Company's results of operations. However, the Company is currently experiencing sharp escalations in certain commodity costs due to lower than normal supplies and increased demand. The Company plans to offset these higher costs through price increases and additional operational efficiencies.

                          INTERSTATE BAKERIES CORPORATION
                            CONSOLIDATED BALANCE SHEET

                                                       (In Thousands)
                                                   June 3,         May 28,
                                                    1995            1994
                                                  ---------       ---------
Assets
  Current assets:
    Cash and cash equivalents                     $  3,726        $  5,046
    Accounts receivable, less allowance for
     doubtful accounts of $1,792,000
     ($1,645,000 in 1994)                           75,184          71,734
    Inventories                                     24,207          21,020
    Other current assets                            17,232          17,106
                                                  ---------       ---------
      Total current assets                         120,349         114,906
                                                  ---------       ---------
  Property and equipment:
    Land and buildings                              99,609          91,540
    Machinery and equipment                        246,800         224,922
                                                  ---------       ---------
                                                   346,409         316,462
    Less accumulated depreciation                 (123,440)       (101,022)
                                                  ---------       ---------
      Net property and equipment                   222,969         215,440
                                                  ---------       ---------
  Excess of purchase cost over net
   assets acquired                                 248,076         240,249
  Other assets                                       7,047           4,196
                                                  ---------       ---------
                                                  $598,441        $574,791
                                                  =========       =========

Liabilities and Stockholders' Equity
  Current liabilities:
    Long-term debt payable within one year        $  1,030        $  1,263
    Accounts payable                                48,979          47,848
    Accrued expenses                                59,145          58,182
                                                  ---------       ---------
      Total current liabilities                    109,154         107,293
                                                  ---------       ---------
  Long-term debt:
    Related party                                   79,000          79,000
    Other                                          133,205         122,235
  Other liabilities                                 45,461          43,409
  Deferred income taxes                             33,584          35,413
                                                  ---------       ---------
      Total long-term liabilities                  291,250         280,057
                                                  ---------       ---------
  Stockholders' equity:
    Preferred stock, par value $.01 per share;
     authorized - 1,000,000 shares; issued - none        -               -
    Common stock, par value $.01 per share;
     authorized - 40,000,000 shares;
     issued - 21,056,000 shares
     (21,050,000 in 1994)                              211             211
    Additional paid-in capital                     261,065         261,064
    Accumulated deficit                            (42,213)        (53,091)
    Treasury stock, at cost - 1,421,000 shares
     (1,400,000 in 1994)                           (21,026)        (20,743)
                                                  ---------       ---------
      Total stockholders' equity                   198,037         187,441
                                                  ---------       ---------
                                                  $598,441        $574,791
                                                  =========       =========
                          See accompanying notes.

                          INTERSTATE BAKERIES CORPORATION
                          CONSOLIDATED STATEMENT OF INCOME


                                      (In Thousands, Except Per Share Data)
                                      53 Weeks       52 Weeks      52 Weeks
                                        Ended          Ended         Ended
                                       June 3,        May 28,       May 29,
                                        1995           1994          1993
                                     ----------     ----------    ----------
Net sales                            $1,222,779     $1,142,684    $1,165,588
                                     ----------     ----------    ----------
Cost of products sold                   630,884        581,226       590,004
Selling, delivery and
 administrative expenses                501,008        473,607       472,602
Other charges                                 -          9,400             -
Depreciation and amortization            33,594         31,568        31,638
                                     ----------     ----------    ----------
                                      1,165,486      1,095,801     1,094,244
                                     ----------     ----------    ----------
Operating income                         57,293         46,883        71,344
                                     ----------     ----------    ----------
Other income                               (104)          (144)          (53)
Interest expense                         17,745         14,745        17,388
                                     ----------     ----------    ----------
                                         17,641         14,601        17,335
                                     ----------     ----------    ----------
Income before income taxes               39,652         32,282        54,009
Provision for income taxes               18,955         16,528        23,225
                                     ----------     ----------    ----------

Income before cumulative effect
 of accounting change                    20,697         15,754        30,784
Cumulative effect of change in
 accounting for postretirement
 benefits other than pensions                 -              -       (14,121)
                                     ----------     ----------    ----------
Net income                           $   20,697     $   15,754    $   16,663
                                     ==========     ==========    ==========
Per share:
  Income before cumulative effect
   of accounting change              $     1.05     $      .78    $     1.46
  Cumulative effect of
   accounting change                          -              -          (.67)
                                     ----------     ----------    ----------
  Net income                         $     1.05     $      .78    $      .79
                                     ==========     ==========    ==========
                           See accompanying notes.

                     INTERSTATE BAKERIES CORPORATION
                  CONSOLIDATED STATEMENT OF CASH FLOWS


                                                    (In Thousands)
                                           53 Weeks    52 Weeks    52 Weeks
                                             Ended       Ended       Ended
                                            June 3,     May 28,     May 29,
                                             1995        1994        1993
                                           --------    --------    --------
Cash flows from operating activities:
  Net income                               $ 20,697    $ 15,754    $ 16,663
  Cumulative effect of accounting change          -           -      14,121
  Depreciation and amortization              33,594      31,568      31,638
  Other                                          44       4,389       5,730
  Change in operating assets
   and liabilities:
    Accounts receivable                      (3,450)       (476)      1,697
    Inventories                              (3,187)      1,310         586
    Other current assets                       (126)      3,439         369
    Accounts payable and accrued expenses     2,094      (2,897)    (13,662)
                                           --------    --------    --------
      Cash from operating activities         49,666      53,087      57,142
                                           --------    --------    --------
Cash flows from investing activities:
  Additions to property and equipment       (34,272)    (31,163)    (30,590)
  Sale of assets                              1,167       6,296         416
  Other                                     (18,517)     (1,430)        101
                                           --------    --------    --------
      Cash from investing activities        (51,622)    (26,297)    (30,073)
                                           --------    --------    --------
Cash flows from financing activities:
  Reduction of long-term debt                (1,263)     (6,719)    (20,705)
  Addition to long-term debt                 12,000      16,000           -
  Addition (reduction) of note payable            -      (5,000)      5,000
  Common stock dividends paid                (9,819)    (10,009)     (9,861)
  Acquisition of treasury stock                (283)    (20,621)       (122)
  Issuance of common stock                        1           2       1,027
                                           --------    --------    --------
      Cash from financing activities            636     (26,347)    (24,661)
                                           --------    --------    --------
Change in cash and cash equivalents          (1,320)        443       2,408
Cash and cash equivalents:
  Beginning of period                         5,046       4,603       2,195
                                           --------    --------    --------
  End of period                            $  3,726    $  5,046    $  4,603
                                           ========    ========    ========

Cash payments made:
  Interest                                 $ 18,852    $ 14,301    $ 18,097
  Income taxes                               23,533      17,937      17,568

                          See accompanying notes.

                  INTERSTATE BAKERIES CORPORATION
          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                          (In Thousands)

                          Common
                       Stock Issued                         Treasury Stock
                      --------------                       ----------------
                      Number         Additional            Number
                        of     Par    Paid-in  Accumulated   of
                      Shares  Value   Capital    Deficit   Shares    Cost
                      ------  -----  ----------  --------  ------  --------
Balance May 30, 1992  20,921   $209   $260,037   $(65,638)      -  $      -
Net income                 -      -          -     16,663       -         -
Shares issued -
 exercise of employee
 stock options           119      1      1,026          -       -         -
Dividends paid -
 $.47 per share            -      -          -     (9,861)      -         -
Treasury stock
 acquired                  -      -          -          -      (7)     (122)
                      ------   ----   --------   --------  ------  --------
Balance May 29, 1993  21,040    210    261,063    (58,836)     (7)     (122)
Net income                 -      -          -     15,754       -         -
Shares issued -
 exercise of employee
 stock options            10      1          1          -       -         -
Dividends paid -
 $.495 per share           -      -          -    (10,009)      -         -
Treasury stock
 acquired                  -      -          -          -  (1,393)  (20,621)
                      ------   ----   --------   --------  ------  --------
Balance May 28, 1994  21,050    211    261,064    (53,091) (1,400)  (20,743)
Net income                 -      -          -     20,697       -         -
Shares issued -
 exercise of employee
 stock options             6      -          1          -       -         -
Dividends paid -
 $.50 per share            -      -          -     (9,819)      -         -
Treasury stock
 acquired                  -      -          -          -     (21)     (283)
                      ------   ----   --------   --------  ------  --------
Balance June 3, 1995  21,056   $211   $261,065   $(42,213) (1,421) $(21,026)
                      ======   ====   ========   ========  ======  ========
                          See accompanying notes.

               INTERSTATE BAKERIES CORPORATION
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Subsequent Events

On July 24, 1995, the Company completed the acquisition of Continental Baking Company ("CBC") from Ralston Purina Company ("RPC") for a total purchase price of $220,000,000 in cash and 16,923,077 shares of the Company's common stock. CBC is the nation's largest wholesale baking company with annual sales of approximately $2 billion and 21,000 employees at 36 bakery locations. As a result of the acquisition, RPC owns approximately 46% of the Company's common stock. Under terms of a Shareholder Agreement, RPC's holdings of the Company's common stock must be less than 15% of the outstanding shares within five years of the acquisition.

The acquisition will be accounted for as a purchase. The pro forma unaudited results of operations, including the results of operations of the Company for the 53 weeks ended June 3, 1995 and CBC for the 52 weeks ended March 25, 1995, CBC's most recent available results, are as follows:

     Net sales           $3,153,300,000
     Net loss                (7,000,000)
     Net loss per share            (.19)

Pro forma data does not purport to be indicative of the results that would have been obtained had these events actually occurred at the beginning of the period presented and is not intended to be a projection of future results. The divestiture of certain white bread brands in selected markets required by the consent order between the Company and the U.S. Department of Justice should represent less than 5% of the consolidated pro forma net sales.

To finance the acquisition, the Company entered into a new bank agreement on May 31, 1995. This unsecured $650,000,000 credit agreement, which replaced the bank agreement described in Note 3 on the closing of the transaction, consists of $225,000,000 in term loans and a $425,000,000 revolving credit facility, including up to $150,000,000 availability for letters of credit.
The term loans mature semi-annually from May 1996 to May 2000, while the revolving credit facility matures in May 2000. The outstanding borrowings will bear interest at variable rates generally equal to the London Interbank Offered Rate (LIBOR) plus from .35% to 1.25% (.75% at inception), depending on certain financial ratios. The Company also will pay a fee of between .15% and
 .50% (.25% at inception) on the unused portion of the revolving credit facility.

The new credit facility agreement contains covenants which, among other matters (i) limit the Company's ability to incur indebtedness, merge, consolidate and acquire or sell assets, (ii) require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage and (iii) limit the payment of cash dividends on common stock and common stock repurchases to a total of $20,000,000 plus 75% of aggregate consolidated net income after June 3, 1995.

The Senior Notes described in Note 3 were modified to include covenants mirroring those of the new credit agreement effective with the closing of the transaction.

In conjunction with the approval of the acquisition on July 21, 1995, the stockholders of the Company also approved increasing the number of shares of common stock authorized to be issued from 40,000,000 to 60,000,000 and increasing the number of shares of common stock reserved for issuance under the Company's 1991 Stock Option Plan from 2,032,000 to 4,000,000.

2.  Description of Business and Significant Accounting Policies

Description of business - Interstate Bakeries Corporation (the "Company") is now the largest baker and distributor of fresh bakery products in the United States.

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

The components of inventories are as follows:

                                      (In Thousands)
                                    June 3,    May 28,
                                     1995       1994
                                   --------   --------
    Ingredients and packaging       $15,274    $13,384
    Finished goods                    7,122      5,907
    Other                             1,811      1,729
                                    -------    -------
                                    $24,207    $21,020
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

Excess of purchase cost over net assets acquired - Excess of purchase cost over net assets acquired ("goodwill") is amortized over 40 years using the straight-line method. Accumulated amortization as of June 3, 1995 and May 28, 1994 was $53,619,000 and $46,091,000, respectively. The Company assesses whether any impairment of its goodwill has occurred at each balance sheet date based upon a review of expected undiscounted cash flows of the Company.

Interest rate swap agreements - The Company enters into interest rate swaps with major banks to manage the balance of variable versus fixed rate debt based upon current and anticipated future market conditions. The differential to be paid or received is recognized over the term of the swap agreements as a component of interest expense. The risk of loss associated with these agreements is limited to the cost of replacing these agreements at current market rates.

Statement of cash flows - For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents. In fiscal 1994, the Company entered into an exchange of production facilities with a $7,006,000 noncash portion.

Earnings per share - Per share amounts are calculated on the basis of the weighted average common shares outstanding and outstanding options to the extent they are dilutive. Weighted average common and common equivalent shares outstanding were 19,707,000, 20,306,000 and 21,132,000 for fiscal 1995,
1994 and 1993, respectively.

3.  Debt

Long-term debt consists of the following:

                                      (In Thousands)
                                    June 3,    May 28,
                                     1995       1994
                                   --------   --------
Revolving bank credit loans(a)     $133,000   $121,000
Senior notes(b)                      79,000     79,000
Other                                 1,235      2,498
                                   --------   --------
                                    213,235    202,498
Less amounts payable
 within one year                     (1,030)    (1,263)
                                   --------   --------
                                   $212,205   $201,235
                                   ========   ========


(a) Represents borrowings under a $210,000,000 bank revolving credit facility, which consists of a combination of revolving loans and up to $60,000,000 in letters of credit (with availability of $27,000,000 at June 3, 1995) and matures during fiscal 1999. The outstanding borrowings, which are unsecured, bear interest at variable rates generally equal to LIBOR plus from
 .35% to 1.00% (.50% at June 3, 1995), depending upon certain financial ratios. The Company also pays a fee of between .15% and .35% (.225% at June 3, 1995) on the unused portion of the facility.

To offset the variable rate characteristic of a portion of these bank borrowings, the Company entered into interest rate swap agreements resulting in fixed interest rates of 6.84% on $21,000,000 through May 1996, 7.28% on $10,000,000 through January 1996 and 5.34% on $30,000,000 through July 1995.
Also, beginning in July 1995, the Company has in place forward swap agreements which fix the rate at 6.85% on $41,000,000 through July 1997. The overall weighted average interest rate on the bank borrowings was 6.24% and 5.73% at June 3, 1995 and May 28, 1994, respectively.

The credit facility agreement contains covenants which, among other matters (i) limit the Company's ability to incur indebtedness, merge, consolidate and acquire or sell assets, (ii) require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage and (iii) limit the payment of cash dividends on common stock and common stock repurchases to a total of $10,000,000 plus 75% of aggregate consolidated net income, with approximately $9,000,000 available at June 3, 1995.

(b) Represents 10.00% notes issued to an owner of the Company's common stock. Principal is due in annual installments from July 1998 to July 2000. The note agreement includes covenants mirroring those of the bank credit agreement. Interest expense on these notes totaled $8,030,000, $7,878,000 and $7,878,000 for fiscal 1995, 1994 and 1993, respectively.

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the year end fair value of significant financial instruments, including long-term debt. The fair value of the senior notes, described in (b) above, is estimated at $88,600,000 and $87,400,000 as of June 3, 1995 and May 28, 1994, respectively, based upon rates available for debt with similar terms. The Company believes, based upon current terms, that the carrying value of all other long-term debt approximates fair value. Additionally, the termination value of all swap agreements at June 3, 1995 is not material.

The scheduled repayment of long-term debt is as follows:

               Fiscal Years Ending       (In Thousands)
               -------------------       --------------

                      1996                 $  1,030
                      1997                      205
                      1998                        -
                      1999                  158,000
                      2000                   25,000
                   Thereafter                29,000
                                           --------
                                           $213,235
                                           ========

4.  Commitments and Contingencies

Future minimum rental commitments for all noncancelable operating leases, exclusive of taxes and insurance, are as follows:

             Fiscal Years Ending        (In Thousands)
             -------------------        --------------
                    1996                   $23,119
                    1997                    16,359
                    1998                    10,975
                    1999                     7,031
                    2000                     4,044
                 Thereafter                  6,793
                                           -------
                                           $68,321
                                           =======
                                   21

Net rental expense under operating leases was $28,145,000, $27,435,000 and $26,137,000 for fiscal 1995, 1994 and 1993, respectively. The majority of the operating leases contain renewal options for varying periods. Certain capital and operating leases include purchase options during or at the end of the lease term.

The Company is subject to various routine legal proceedings, environmental actions and other matters in the ordinary course of business, some of which may be covered in whole or in part by insurance. In management's opinion, none of these matters will have a material adverse effect on the Company's financial position, but could be material to the results of operations or cash flows for a particular quarter or annual period.

5.  Income Taxes

The reconciliation of the provision for income taxes to the statutory federal rate is as follows:

                              53 Weeks    52 Weeks    52 Weeks
                                Ended       Ended       Ended
                               June 3,     May 28,     May 29,
                                1995        1994        1993
                              --------    --------    --------
Statutory federal tax           35.0%       35.0%       34.0%
State income tax                 5.4         5.5         5.1
Goodwill amortization            6.2         7.7         4.4
Cumulative impact of
 tax law changes                   -         2.5           -
Other                            1.2         0.5        (0.5)
                                ----        ----        ----
                                47.8%       51.2%       43.0%
                                ====        ====        ====

The components of the provision for income taxes are as follows:

                                  (In Thousands)
                         53 Weeks    52 Weeks    52 Weeks
                           Ended       Ended       Ended
                          June 3,     May 28,     May 29,
                           1995        1994        1993
                         --------    --------    --------
Current:
  Federal                $18,063     $14,645     $10,650
  State                    3,025       3,416       2,800
                         -------     -------     -------
                          21,088      18,061      13,450
                         -------     -------     -------
Deferred:
  Federal                 (2,446)       (838)      8,399
  State                      313        (695)      1,376
                         -------     -------     -------
                          (2,133)     (1,533)      9,775
                         -------     -------     -------
                         $18,955     $16,528     $23,225
                         =======     =======     =======

Temporary differences and carryforwards which give rise to the deferred income tax assets and liabilities are as follows:

                                    (In Thousands)
                                 June 3,       May 28,
                                  1995          1994
                                --------      --------
Deferred tax asset:
  Accounts receivable            $ 1,181       $ 1,231
  Accrued expenses                12,007        11,565
  Other                              148           236
  Valuation allowance                  -             -
                                --------      --------
                                 $13,336       $13,032
                                ========      ========
Deferred tax liability:
  Property and equipment         $39,771       $41,392
  Postretirement benefits
   liability                      (9,712)       (9,115)
  Other                            3,525         3,136
                                --------      --------
                                 $33,584       $35,413
                                ========      ========


6.  Employee Benefit Plans

The 1991 Employee Stock Purchase Plan, which is noncompensatory, allows all eligible employees to purchase common stock of the Company. The common stock can be either issued by the Company at market prices or purchased on the open market. At June 3, 1995, 116,000 shares were authorized but not issued under this plan.

The Company sponsors a defined contribution retirement plan for eligible employees not covered by union plans. Contributions are based upon a percentage of annual compensation plus a percentage of voluntary employee contributions. Retirement expense related to this plan was $6,528,000, $6,352,000 and $5,955,000 for fiscal 1995, 1994 and 1993, respectively.

There are also in effect numerous negotiated pension plans covering employees participating by reason of union contracts. Expense for these plans was $28,219,000, $27,276,000 and $27,289,000 for fiscal 1995, 1994 and 1993, respectively.

In addition to providing retirement pension benefits, the Company provides health care benefits for eligible retired employees. Effective at the beginning of fiscal 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", whereby the cost of such postretirement benefits is accrued during the employee's active service period. The Company elected to immediately recognize the accumulated postretirement benefit obligation rather than amortize it over future periods. The cost of providing these benefits was previously recognized on a pay-as-you-go basis.

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

The components of the net postretirement benefit expense are as follows:

                                                 (In Thousands)
                                       53 Weeks     52 Weeks      52 Weeks
                                         Ended        Ended         Ended
                                        June 3,      May 28,       May 29,
                                         1995         1994          1993
                                       --------     --------      --------
     Service cost                        $  743       $  615        $  441
     Interest cost                        2,488        2,178         1,807
     Amortization of unrecognized
      net loss                              355          422             -
                                         ------       ------        ------
     Net postretirement benefit
      expense                            $3,586       $3,215        $2,248
                                         ======       ======        ======

The status of the Company's unfunded postretirement benefit obligation is as follows:

                                       (In Thousands)
                                    June 3,      May 28,
                                     1995         1994
                                    -------      -------

     Retirees                       $15,849      $15,795
     Fully eligible active
      plan participants               8,166        8,395
     Other active plan
      participants                    8,595        8,290
                                    -------      -------
     Accumulated postretirement
      benefit obligation (APBO)      32,610       32,480
     Unrecognized net loss from
      assumption changes             (5,871)      (7,555)
                                    -------      -------
     Accrued postretirement
      benefit                        26,739       24,925
     Less current portion            (2,150)      (1,800)
                                    -------      -------

     APBO included in other
      liabilities                   $24,589      $23,125
                                    =======      =======

In determining the APBO, the weighted average discount rate was assumed to be 8.0%, 7.0% and 8.0% for fiscal 1995, 1994 and 1993, respectively. The assumed health care cost trend rate for fiscal 1995 was 10.5%, declining gradually to 6.5% over the next 10 years and to 5.5% after 20 years. A 1.0% increase in this assumed health care cost trend rate would increase the service and interest cost components of the net postretirement benefit expense for fiscal 1995 by approximately $420,000, as well as increase the June 3, 1995 APBO by approximately $4,207,000.

The Company also participates in a number of multi-employer plans which provide postretirement health care benefits to substantially all union employees not covered by Company-administered plans. Amounts reflected as benefit cost and contributed to such plans, including amounts related to health care benefits for active employees, totaled $47,672,000, $42,613,000 and $40,287,000 in fiscal 1995, 1994 and 1993, respectively.

7.  Stock Option Plans

The 1991 Stock Option Plan allows the Company to grant to employees stock options to purchase up to 2,032,000 shares of common stock at prices which are not less than the fair market value at the date of grant. These options may be granted over a period not to exceed ten years and are currently exercisable from one to either five or ten years after the date of grant. The changes in outstanding options are as follows:

                                  Shares          Price Range
                               Under Option        Per Share
                               ------------      -------------

     Balance May 30, 1992        720,000         $15.63- $16.50
     Issued                      152,000          17.00
     Exercised                   (63,000)         16.13
     Surrendered                  (1,000)         15.63
                               ---------         --------------
     Balance May 29, 1993        808,000          15.63-  17.00
     Issued                      163,000          12.25-  14.50
     Surrendered                 (47,000)         15.63-  17.00
                               ---------         --------------
     Balance May 28, 1994        924,000          12.25-  17.00
     Issued                      726,000          12.13-  14.38
     Surrendered                 (62,000)         12.13-  17.00
                               ---------         --------------
     Balance June 3, 1995      1,588,000         $12.25- $17.00
                               =========         ==============
     Exercisable June 3, 1995    874,000         $12.25- $17.00
                               =========         ==============

At June 3, 1995, options to purchase 381,000 shares were authorized but not granted.

Key personnel were also granted options to purchase shares of common stock in January 1988. The options are exercisable at $.19 per share for a period of ten years after the first anniversary of their issuance. The changes in these outstanding options are as follows:

      Balance May 30, 1992           112,000
      Exercised                      (56,000)
                                     -------
      Balance May 29, 1993            56,000
      Exercised                      (10,000)
                                     -------
      Balance May 28, 1994            46,000
      Exercised                       (7,000)
                                     -------
      Balance June 3, 1995            39,000
                                     =======

At June 3, 1995, 2,123,000 total shares of common stock were reserved for issuance under various employee benefit plans.

8.  Accrued Expenses

Included in accrued expenses are the following:

                                              (In Thousands)
                                             June 3,     May 28,
                                              1995        1994
                                            --------    --------
     Payroll, vacation and other
      compensation                          $26,155     $22,618
     Pension and welfare                      6,623       4,177
     Worker's compensation                    8,686       9,495
     Taxes other than income                  6,660       6,506


9.  Other Charges

The Company incurred $9,400,000 of other charges during fiscal 1994 including costs related to a plant disposal of $6,700,000 and environmental matters of $2,700,000.

10.  Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the fiscal years ended June 3, 1995 and May 28, 1994 is as follows (each quarter represents a period of twelve weeks except the third quarters, which cover sixteen weeks, and the fourth quarter of fiscal 1995, which covers thirteen weeks):

                               (In Thousands, Except Per Share Data)
                              First       Second      Third      Fourth
                             --------    --------    --------   --------
1995
  Net sales                  $274,099    $280,726    $358,240   $309,714
  Cost of products sold       140,849     143,708     186,651    159,676
  Operating income             15,171      15,544      11,192     15,386
  Net income                    5,886       6,063       3,096      5,652
  Earnings per share              .30         .31         .16        .29

1994
  Net sales                  $269,662    $268,934    $336,296   $267,792
  Cost of products sold       135,638     134,640     172,666    138,282
  Operating income             17,690      16,800       1,551     10,842
  Net income (loss)             6,989       7,289      (2,468)     3,944
  Earnings (loss) per share       .33         .36        (.12)       .20


The third quarter of fiscal 1994 includes other charges of $9,400,000, $5,687,000 net of tax ($.28 per share), related to a plant disposal and environmental matters.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- ----------------------------------------

We have audited the accompanying consolidated balance sheets of Interstate Bakeries Corporation and its subsidiaries as of June 3, 1995 and May 28, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 3, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Interstate Bakeries Corporation and its subsidiaries as of June 3, 1995 and May 28, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 3, 1995 in conformity with generally accepted accounting principles.

/s/Deloitte & Touche LLP

Kansas City, Missouri
July 14, 1995 (except as to Note 1
for which the date is July 24, 1995)