Form 10-K, Exhibit 13
period 1996-06-01
INTERSTATE BAKERIES CORP/DE/
filed 1996-08-23
CIK 829499

FINANCIAL HIGHLIGHTS
- --------------------
                                (In Thousands, Except Per Share Data)
                                52 Weeks      53 Weeks       52 Weeks
                                  Ended         Ended          Ended
                                 June 1,       June 3,        May 28,
                                  1996 (1)      1995           1994
                              ------------  ------------   ------------
Statement of Income
Net sales                      $2,878,180    $1,222,779     $1,142,684
Operating income                   78,758(2)     57,293         46,883(3)
  % of net sales                     2.7%          4.7%           4.1%
Net income                     $   24,463(2) $   20,697     $   15,754(3)
  % of net sales                     0.8%          1.7%           1.4%
Per share:
 Net income                           .70(2)       1.05            .78(3)
 Book value                         12.34         10.09           9.54
 Common stock dividends               .50           .50           .495
Common shares outstanding (Avg.)   34,984        19,707         20,306

                                 June 1,       June 3,        May 28,
                                 1996 (1)       1995           1994
                              ------------  ------------   ------------
Balance Sheet
Total assets                   $1,486,460    $  598,441     $  574,791
Long-term debt                    303,651       212,205        201,235
Stockholders' equity              460,247       198,037        187,441
Debt to total capital               39.8%         51.7%          51.8%

(1) Fiscal 1996 includes the operations of Continental Baking Company for 45 weeks from its acquisition on July 22, 1995.

(2)  Fiscal 1996 includes a charge of $9,500,000 ($5,738,000 and $.16 per share on an after-tax basis) resulting from a payment due a union-administered multi-employer pension plan which failed.

(3) Fiscal 1994 includes a charge of $9,400,000 ($5,687,000 net of tax, or $.28 per share) related to a plant disposal and environmental matters.

[This page includes three bar graphs which depict net sales, net income and % of debt to total capital for fiscal 1994, 1995 and 1996. All numbers presented in the graphs are included in tabular form above.]

COMMON STOCK INFORMATION
- ------------------------
The Company's common stock is listed on the New York Stock Exchange and is traded under the symbol IBC. The table below presents the high and low sales prices for the stock and cash dividends paid during fiscal 1996 and 1995:

                                      Stock Price
        Fiscal                   ---------------------      Cash
         Year        Quarter       High         Low       Dividends
        ------      ---------    --------      -------   ------------
         1996           1         $19.500      $14.375       $.125
                        2          22.250       18.875        .125
                        3          23.250       20.500        .125
                        4          27.625       22.500        .125
         1995           1          12.875       11.875        .125
                        2          13.500       12.500        .125
                        3          15.375       12.375        .125
                        4          14.875       14.125        .125

The Company had approximately 4,900 shareholders at June 1, 1996.

                                            INTERSTATE BAKERIES CORPORATION
                                           FIVE-YEAR SUMMARY OF FINANCIAL DATA

                                                 (In Thousands, Except Per Share Data)
                                 52 Weeks       53 Weeks        52 Weeks        52 Weeks        52 Weeks
                                   Ended          Ended           Ended           Ended           Ended
                                  June 1,        June 3,         May 28,         May 29,         May 30,
                                  1996(1)         1995            1994            1993            1992
                                -----------    -----------     -----------     -----------     -----------
Statement of Income
 Net sales                      $2,878,180     $1,222,779      $1,142,684      $1,165,588      $1,145,875
 Operating income                   78,758(2)      57,293          46,883(3)       71,344          73,615
   % of net sales                     2.7%           4.7%            4.1%            6.1%            6.4%
 Income before
  extraordinary
  charge and
  cumulative effect
  of accounting change          $   24,463(2)  $   20,697      $   15,754(3)   $   30,784      $   25,780
   % of net sales                      .8%           1.7%            1.4%            2.6%            2.2%
 Net income                     $   24,463(2)  $   20,697      $   15,754(3)   $   16,663(4)   $   15,604(5)

Per Share:
  Income before
   extraordinary
   charge and
   cumulative effect
   of accounting change                .70(2)        1.05             .78(3)         1.46            1.49
  Net income                           .70(2)        1.05             .78(3)          .79(4)          .94(5)
  Common stock dividends               .50            .50             .495            .47             .33
Weighted average common
 shares outstanding                 34,984         19,707          20,306          21,132          18,735

Balance Sheet
  Total assets                  $1,486,460     $  598,441      $  574,791      $  586,756      $  573,609
  Long-term debt, excluding
   current maturities              303,651        212,205         201,235         189,238         211,124
  Stockholders' equity             460,247        198,037         187,441         202,315         194,608
  Debt to total capital              39.8%          51.7%           51.8%           48.3%           52.0%

(1)  Fiscal 1996 includes the operations of Continental Baking Company for 45 weeks from its acquisition on
     July 22, 1995.

(2)  Fiscal 1996 includes a charge of $9,500,000 ($5,738,000 and $.16 per share on an after-tax basis)
     resulting from a payment due a union-administered multi-employer pension plan which failed.

(3)  Fiscal 1994 includes a charge of $9,400,000 ($5,687,000 net of tax, or $.28 per share), related to a plant disposal and environmental matters.

(4)  Fiscal 1993 includes a charge of $14,121,000 ($.67 per share) for the cumulative effect of the change in accounting for postretirement benefits other than pensions, from adopting SFAS No. 106.

(5)  Fiscal 1992 includes an extraordinary charge of $10,176,000 ($.55 per share) related to additional interest payments and the write-off of unamortized deferred financing charges in connection with the retirement of debt.
                                   13

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Fiscal 1996 Compared With Fiscal 1995

Net sales for the fifty-two weeks ended June 1, 1996 were $2,878,180,000, a $1,655,401,000 increase over net sales for the fifty-three weeks ended June 3, 1995 of $1,222,779,000. This substantial increase was attributable to the acquisition of Continental Baking Company ("CBC") on July 22, 1995, with fiscal 1996 results reflecting forty-five weeks of CBC's operations.
Excluding the impact of the acquisition and the additional week in fiscal 1995, net sales increased approximately 5.6%. This increase reflects higher selling prices, offset by some volume erosion in cake units.

The gross profit for fiscal 1996 was $1,424,989,000, or 49.5% of net sales, compared to the prior year's gross profit of $591,895,000, or 48.4% of net sales. This margin improvement resulted from efficiencies of the acquired operations, as well as synergies realized through integration of existing and acquired operations. Excluding the impact of acquired operations, cost of products sold reflects substantially higher ingredient and packaging costs, offset somewhat by higher selling prices.

Fiscal 1996's selling, delivery and administrative expenses were $1,236,586,000, representing 43.0% of net sales, while the prior year's selling, delivery and administrative expenses amounted to $501,008,000, or 41.0% of net sales. This unfavorable variance was attributable to the acquisition, with the new operations having higher selling and delivery labor and labor related costs as a percentage of net sales. Selling, delivery and administrative expenses as a percentage of net sales were consistent with the prior year excluding the impact of the acquisition.

Included in fiscal 1996 were other charges of $9,500,000 ($5,738,000 and $.l6 per share on an after-tax basis) resulting from a payment due a union-administered multi-employer pension plan which failed.

Depreciation and amortization for the current year amounted to $100,145,000, up from $33,594,000 during fiscal 1995. Property and equipment, as well as intangibles, obtained in the acquisition of CBC were responsible for this increased expense.

Based upon these factors, operating income for fiscal 1996 was $78,758,000 (2.7% of net sales), a $21,465,000 increase from fiscal 1995's operating income of $57,293,000 (4.7% of net sales).

Interest expense was $29,310,000 for the current year, up $11,565,000 and 65.2% from the prior year's expense of $17,745,000, with the increase attributable to higher borrowings to finance the acquisition of CBC.

The fiscal 1996 effective tax rate of 51.4%, as well as the fiscal 1995 rate of 47.8%, reflects the nondeductibility of amortization of various intangibles.

Net income for the year was $24,463,000, or $.70 per share, compared to $20,697,000 and $1.05 per share a year ago. The per share earnings decline reflects the operating results discussed herewith, as well as the additional shares issued in conjunction with the CBC acquisition.


Fiscal 1995 Compared With Fiscal 1994

Net sales for the fifty-three weeks ended June 3, 1995 were $1,222,779,000, representing an increase of $80,095,000, or 7.0%, over net sales of $1,142,684,000 for the fifty-two weeks ended May 28, 1994. This increase primarily reflects the impact of acquisitions, unit volume gains for bread and the additional week included in fiscal 1995. Bread Division net sales were up $104,066,000, or 13.3% to $883,616,000 from $779,550,000 in fiscal 1994, related to the acquisitions of the Tampa and Miami bakeries, unit volume gains, somewhat higher selling prices and the additional week. Cake Division net sales, at $319,478,000, were down 8.0% from fiscal 1994's $347,371,000 due to the sale of the Los Angeles bakery in fiscal 1994 and continued softness in cake volume and pricing, offset somewhat by the additional week.

Fiscal 1995's gross profit was $591,895,000 (48.4% of net sales) compared to fiscal 1994's gross profit of $561,458,000 (49.1% of net sales), a $30,437,000 increase but representing a lower percentage of net sales. This margin decline was primarily attributable to higher labor and overhead costs associated with recent acquisitions, as well as slightly higher commodity costs for certain key ingredients.

Selling, delivery and administrative expenses were up $27,401,000 to $501,008,000 (41.0% of net sales) for fiscal 1995 from $473,607,000 (41.4% of net sales) in fiscal 1994. This favorable variance on a percentage of net sales basis resulted from labor and labor related efficiencies gained during fiscal 1995. Fiscal 1994 also included higher delivery costs associated with a two-month transport drivers strike at one bakery.

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

Interest expense increased $3,000,000 to $17,745,000 from $14,745,000 in fiscal 1994. This increase was principally attributable to higher interest rates during fiscal 1995, as well as higher debt levels resulting from an acquisition in the first quarter of fiscal 1995.

The fiscal 1995 effective tax rate of 47.8% primarily reflects the nondeductibility of intangibles amortization. The Company's effective tax rate of 51.2% for fiscal 1994 reflects the passage of the Omnibus Budget Reconciliation Act of 1993 during the first fiscal quarter. The increase in the corporate tax rate provided for in the Act raised the fiscal 1994 provision for income taxes by approximately $800,000, or $.04 per share, due to the cumulative adjustment of the Company's net deferred tax liability at May 29, 1993 and the additional current taxes attributable to the fiscal year ended May 29, 1993. Non-deductible intangibles amortization also contributed to the higher effective rate in fiscal 1994.

Net income for fiscal 1995 was $20,697,000, or $1.05 per share, up $4,943,000, or 31.4%, from fiscal 1994's $15,754,000, or $.78 per share.


CAPITAL RESOURCES AND LIQUIDITY

The Company's primary source of liquidity is cash provided by operations which totaled $164,386,000 for fiscal 1996, an increase of $114,720,000 from the prior year's $49,666,000. This increase reflects both the impact of the acquired operations and favorable changes in working capital components. Cash generated by operations during fiscal 1996, along with a net increase in bank borrowings of $110,970,000 and common stock issuances of $11,339,000, were used to acquire CBC for $225,912,000, fund capital expenditures of $47,658,000 and pay dividends of $16,342,000.

For fiscal 1997, the Company anticipates cash needs of approximately $125,154,000 to fund $85,000,000 of planned capital expenditures, $18,600,000 of common stock dividends and $21,554,000 of required principal reductions on debt. The Company expects these needs to be funded by ongoing operations, but also has borrowing capacity under its bank credit facility.


INFLATION

General inflation is not expected to have a significant impact on the Company's results of operations. However, the Company has recently experienced sharp escalations in certain commodity costs due to lower than normal supplies and increased demand. Future market conditions cannot be predicted but the Company plans to offset any higher costs with price increases and additional operational efficiencies.


NEW ACCOUNTING STANDARDS

See Note 2 to the Company's consolidated financial statements for discussions on new accounting standards relating to impairment of long-lived assets and stock-based compensation.

                         INTERSTATE BAKERIES CORPORATION
                            CONSOLIDATED BALANCE SHEET

                                                       (In Thousands)
                                                   June 1,         June 3,
                                                    1996            1995
                                                -----------       ---------
Assets
  Current assets:
    Cash and cash equivalents                   $        -        $  3,726
    Accounts receivable, less allowance for
     doubtful accounts of $3,606,000
     ($1,792,000 in 1995)                          179,538          75,184
    Inventories                                     67,254          24,207
    Other current assets                            71,481          17,232
                                                -----------       ---------
      Total current assets                         318,273         120,349
                                                -----------       ---------
  Property and equipment:
    Land and buildings                             279,863          99,609
    Machinery and equipment                        741,705         246,800
                                                -----------       ---------
                                                 1,021,568         346,409
    Less accumulated depreciation                 (204,173)       (123,440)
                                                -----------       ---------
      Net property and equipment                   817,395         222,969
                                                -----------       ---------
  Intangibles                                      350,792         255,123
                                                -----------       ---------
                                                $1,486,460        $598,441
                                                ===========       =========

Liabilities and Stockholders' Equity
  Current liabilities:
    Long-term debt payable within one year      $   21,554        $  1,030
    Accounts payable                               135,447          48,979
    Accrued expenses                               200,221          59,145
                                                -----------       ---------
      Total current liabilities                    357,222         109,154
                                                -----------       ---------
  Long-term debt:
    Related party                                   79,000          79,000
    Other                                          224,651         133,205
  Other liabilities                                254,962          45,461
  Deferred income taxes                            110,378          33,584
                                                -----------       ---------
      Total long-term liabilities                  668,991         291,250
                                                -----------       ---------
  Stockholders' equity:
    Preferred stock, par value $.01 per share;
     authorized - 1,000,000 shares; issued - none        -               -
    Common stock, par value $.01 per share;
     authorized - 60,000,000 shares;
     issued - 38,735,000 shares
     (21,056,000 in 1995)                              387             211
    Additional paid-in capital                     515,497         261,065
    Accumulated deficit                            (34,092)        (42,213)
    Treasury stock, at cost - 1,449,000 shares
     (1,421,000 in 1995)                           (21,545)        (21,026)
                                                -----------       ---------
      Total stockholders' equity                   460,247         198,037
                                                -----------       ---------
                                                $1,486,460        $598,441
                                                ===========       =========
                             See accompanying notes.

                          INTERSTATE BAKERIES CORPORATION
                          CONSOLIDATED STATEMENT OF INCOME


                                      (In Thousands, Except Per Share Data)
                                      52 Weeks       53 Weeks      52 Weeks
                                        Ended          Ended         Ended
                                       June 1,        June 3,       May 28,
                                        1996           1995          1994
                                     ----------     ----------    ----------
Net sales                            $2,878,180     $1,222,779    $1,142,684
                                     ----------     ----------    ----------
Cost of products sold                 1,453,191        630,884       581,226
Selling, delivery and
 administrative expenses              1,236,586        501,008       473,607
Other charges                             9,500              -         9,400
Depreciation and amortization           100,145         33,594        31,568
                                     ----------     ----------    ----------
                                      2,799,422      1,165,486     1,095,801
                                     ----------     ----------    ----------
Operating income                         78,758         57,293        46,883
                                     ----------     ----------    ----------
Other income                               (887)          (104)         (144)
Interest expense                         29,310         17,745        14,745
                                     ----------     ----------    ----------
                                         28,423         17,641        14,601
                                     ----------     ----------    ----------
Income before income taxes               50,335         39,652        32,282
Provision for income taxes               25,872         18,955        16,528
                                     ----------     ----------    ----------

Net income                           $   24,463     $   20,697    $   15,754
                                     ==========     ==========    ==========

Earnings per common share            $      .70     $     1.05    $      .78
                                     ==========     ==========    ==========

                                See accompanying notes.

                     INTERSTATE BAKERIES CORPORATION
                  CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    (In Thousands)
                                            52 Weeks    53 Weeks    52 Weeks
                                              Ended       Ended       Ended
                                             June 1,     June 3,     May 28,
                                              1996        1995        1994
                                            ---------   --------    --------
Cash flows from operating activities:
  Net income                                $  24,463   $ 20,697    $ 15,754
  Depreciation and amortization               100,145     33,594      31,568
  Other                                        (4,468)        44       4,389
  Change in operating assets
   and liabilities:
    Accounts receivable                        (5,958)    (3,450)       (476)
    Inventories                                  (233)    (3,187)      1,310
    Other current assets                      (10,497)      (126)      3,439
    Accounts payable and accrued expenses      60,934      2,094      (2,897)
                                            ---------   --------    --------
      Cash from operating activities          164,386     49,666      53,087
                                            ---------   --------    --------

Cash flows from investing activities:
  Acquisition of a business                  (225,912)    (3,103)          -
  Additions to property and equipment         (47,658)   (34,272)    (31,163)
  Sale of assets                                1,945      1,167       6,296
  Other                                          (697)   (15,414)     (1,430)
                                            ---------   --------    --------
      Cash from investing activities         (272,322)   (51,622)    (26,297)
                                            ---------   --------    --------
Cash flows from financing activities:
  Reduction of long-term debt                (134,030)    (1,263)     (6,719)
  Addition to long-term debt                  245,000     12,000      16,000
  Common stock dividends paid                 (16,342)    (9,819)    (10,009)
  Issuance of common stock                     11,339          1           2
  Acquisition of treasury stock                  (519)      (283)    (20,621)
  Other                                        (1,238)         -      (5,000)
                                            ---------   --------    --------
      Cash from financing activities          104,210        636     (26,347)
                                            ---------   --------    --------
Change in cash and cash equivalents            (3,726)    (1,320)        443

Cash and cash equivalents:
  Beginning of period                           3,726      5,046       4,603
                                            ---------   --------    --------
  End of period                             $       -   $  3,726    $  5,046
                                            =========   ========    ========
Cash payments made:
  Interest                                  $  28,710   $ 18,852    $ 14,301
  Income taxes                                 24,162     23,533      17,937

                            See accompanying notes.

                 INTERSTATE BAKERIES CORPORATION
          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                          (In Thousands)
                          Common
                       Stock Issued                         Treasury Stock
                      --------------                       ----------------
                      Number         Additional            Number
                        of     Par    Paid-in  Accumulated   of
                      Shares  Value   Capital    Deficit   Shares    Cost
                      ------  -----  ----------  --------  ------  --------
Balance May 29, 1993  21,040   $210   $261,063   $(58,836)     (7) $   (122)
Net income                 -      -          -     15,754       -         -
Shares issued -
 exercise of employee
 stock options            10      1          1          -       -         -
Dividends paid -
 $.495 per share           -      -          -    (10,009)      -         -
Treasury stock
 acquired                  -      -          -          -  (1,393)  (20,621)
                      ------   ----   --------   --------  ------  --------
Balance May 28, 1994  21,050    211    261,064    (53,091) (1,400)  (20,743)
Net income                 -      -          -     20,697       -         -
Shares issued -
 exercise of employee
 stock options             6      -          1          -       -         -
Dividends paid -
 $.50 per share            -      -          -     (9,819)      -         -
Treasury stock
 acquired                  -      -          -          -     (21)     (283)
                      ------   ----   --------   --------  ------  --------
Balance June 3, 1995  21,056    211    261,065    (42,213) (1,421)  (21,026)
Net income                 -      -          -     24,463       -         -
Shares issued -
 acquisition of
 a business           16,923    169    243,100          -       -         -
Shares issued -
 exercise of employee
 stock options           756      7     11,332          -       -         -
Dividends paid -
 $.50 per share            -      -          -    (16,342)      -         -
Treasury stock
 acquired                  -      -          -          -     (28)     (519)
                      ------   ----   --------   --------  ------  --------
Balance June 1, 1996  38,735   $387   $515,497   $(34,092) (1,449) $(21,545)
                      ======   ====   ========   ========  ======  ========

                               See accompanying notes.

               INTERSTATE BAKERIES CORPORATION
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Acquisition

On July 22, 1995, Interstate Bakeries Corporation (the "Company") acquired Continental Baking Company ("CBC") from Ralston Purina Company ("RPC") for a total purchase price of $220,000,000 in cash and 16,923,077 shares of the Company's common stock. The funds used for the acquisition of CBC were provided by a new bank credit agreement. Prior to the acquisition, CBC was the nation's largest wholesale baking company with annual sales of approximately $2 billion and 21,000 employees at 36 bakery locations. As a result of the acquisition, RPC owns approximately 45% of the Company's common stock. Under terms of a shareholder agreement, RPC's holdings of the Company's common stock must be less than 15% of the outstanding shares within five years of the acquisition.

The acquisition has been accounted for as a purchase and the results of CBC have been included in the accompanying consolidated financial statements since the date of the acquisition. The cash and stock portions of the purchase price, including fees and expenses, were as follows:

     Estimated fair value of net assets acquired     $ 472,284
     Common stock issued                              (243,269)
                                                     ---------
     Cash paid for acquisition of CBC                $ 229,015
                                                     =========

The allocation of the purchase price resulted in intangibles, primarily trademarks and tradenames, of $103,380,000 which are being amortized on a straight-line basis over periods of from 9 to 40 years.

The pro forma unaudited consolidated results of operations as though CBC had been acquired as of the beginning of fiscal 1996 and 1995 are as follows:

                                   (In Thousands, Except per Share Data)
                                          52 Weeks          53 Weeks
                                            Ended             Ended
                                           June 1,           June 3,
                                            1996              1995
                                         -----------      -----------

          Net sales                       $3,140,501       $3,180,109
          Net income                          25,830           14,543
          Earnings per share                     .69              .40

Pro forma data does not purport to be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented and is not intended to be a projection of future results. The divestiture of certain white bread brands in selected markets required by the consent order between the Company and the U.S. Department of Justice should represent less than 5% of the consolidated pro forma net sales.

2.  Description of Business and Significant Accounting Policies

Description of business - The Company is the largest baker and distributor of fresh bakery products in the United States.

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

The components of inventories are as follows:

                                      (In Thousands)
                                    June 1,    June 3,
                                     1996       1995
                                   --------   --------
    Ingredients and packaging       $42,591    $15,274
    Finished goods                   14,806      7,122
    Other                             9,857      1,811
                                    -------    -------
                                    $67,254    $24,207
                                    =======    =======

Property and equipment - Property and equipment are recorded at cost and depreciated over estimated useful lives of 4 to 35 years, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Depreciation expense was $85,747,000, $25,900,000 and $24,224,000 for fiscal 1996, 1995 and 1994, respectively. Interest cost capitalized as part of the construction cost of capital assets was $903,000 in fiscal 1994.

Intangibles - Included in intangibles is excess of purchase cost over net assets acquired ("goodwill") which is being amortized over 40 years using the straight-line method. The Company assesses whether any impairment of its goodwill has occurred at each balance sheet date based upon a review of expected undiscounted cash flows of the Company. Accumulated amortization on all intangibles as of June 1, 1996 and June 3, 1995 was $62,733,000 and $53,619,000, respectively.

Interest rate swap agreements - The Company enters into interest rate swaps with major banks to manage the balance of variable versus fixed rate debt based upon current and anticipated future market conditions. The differential to be paid or received is recognized over the term of the swap agreements as a component of interest expense. The risk associated with these agreements is limited to the cost of replacing these agreements at current market rates.

Statement of cash flows - For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents. In fiscal 1994, the Company entered into an exchange of production facilities with a $7,006,000 noncash portion.

Earnings per share - Per share amounts are calculated on the basis of the weighted average common shares outstanding and outstanding options to the extent they are dilutive. Weighted average common and common equivalent shares outstanding were 34,984,000, 19,707,000 and 20,306,000 for fiscal 1996,
1995 and 1994, respectively.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standards - The Company plans to adopt Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", effective with the first quarter of fiscal 1997. Under SFAS No. 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or disposal. The Company does not currently expect the adoption of this statement to have a material effect on its consolidated financial statements.

SFAS No. 123, "Accounting for Stock-Based Compensation", defines a fair value based method of accounting for employee stock compensation plans, but allows for the continuation of the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). For companies electing to continue the use of APB 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the provisions of SFAS No. 123 had been adopted. The Company will continue to apply APB 25 in its consolidated financial statements and will provide required disclosures effective in fiscal 1997. As a result, SFAS No. 123 will have no effect on the financial condition or results of operations of the Company.

Reclassifications - Certain reclassifications have been made in the prior years' financial statements to conform to the current year presentation.

3.  Debt

Long-term debt consists of the following:

                                      (In Thousands)
                                    June 1,    June 3,
                                     1996       1995
                                   --------   --------
Bank borrowings:
  Term loans (a)                   $125,000   $      -
  Revolving credit loans(a)         120,000    133,000
Senior notes(b)                      79,000     79,000
Other                                 1,205      1,235
                                   --------   --------
                                    325,205    213,235
Less amounts payable
 within one year                    (21,554)    (1,030)
                                   --------   --------
                                   $303,651   $212,205
                                   ========   ========

(a) Represents borrowings under an unsecured $550,000,000 credit agreement consisting of the term loans and a $425,000,000 revolving credit facility, including up to $150,000,000 availability for letters of credit (with an unused amount of $75,000,000 at June 1, 1996). The term loans mature semi-annually from November 1996 to May 2000, while the revolving credit facility matures in May 2000. The outstanding borrowings bear interest at variable rates generally equal to the London Interbank Offered Rate (LIBOR) plus from
 .35% to 1.25% (.55% at June 1, 1996), depending on certain financial ratios. The Company also will pay a fee of between .15% and .50% (.20% at June 1, 1996) on the unused portion of the revolving credit facility. This debt agreement was entered into on May 31, 1995 to finance the acquisition of CBC and was used to repay the amounts outstanding under the old agreement at the acquisition date.

To offset the variable rate characteristic of a portion of these bank borrowings, the Company entered into interest rate swap agreements resulting in fixed interest rates of 6.39% on $30,000,000 through July 1998, 5.82% on $35,000,000 through January 1998, 6.30% on $43,000,000 through October 1997 and 6.69% on $72,000,000 through July 1997. The overall weighted average interest rate on the bank borrowings was 6.32% and 6.24% at June 1, 1996 and June 3, 1995, respectively.

The credit facility agreement contains covenants which, among other matters
(i) limit the Company's ability to incur indebtedness, merge, consolidate and acquire or sell assets, (ii) require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage and (iii) limit the payment of cash dividends on common stock and common stock repurchases to a total of $20,000,000 plus 75% of aggregate consolidated net income after fiscal 1995, with availability of $21,486,000 at June 1, 1996.

(b) Represents 10.00% notes issued to an owner of the Company's common stock. Principal is due in annual installments from July 1998 to July 2000. The note agreement includes covenants mirroring those of the bank credit agreement. Interest expense on these notes totaled $7,878,000, $8,030,000 and $7,878,000 for fiscal 1996, 1995 and 1994, respectively.

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the year-end fair value of significant financial instruments, including long-term debt. The fair value of the senior notes, described in (b) above, is estimated at $85,800,000 and $88,600,000 as of June 1, 1996 and June 3, 1995, respectively, based upon rates available for debt with similar terms. The Company believes, based upon current terms, that the carrying value of all other long-term debt approximates fair value. Additionally, the termination value of all swap agreements at June 1, 1996 is not material.

The scheduled repayment of long-term debt is as follows:

               Fiscal Years Ending       (In Thousands)
               -------------------       --------------
                      1997                 $ 21,554
                      1998                   29,070
                      1999                   59,884
                      2000                  185,697
                      2001                   29,000
                                           --------
                                           $325,205
                                           ========
4.  Commitments and Contingencies

Future minimum rental commitments for all noncancelable operating leases, exclusive of taxes and insurance, are as follows:

             Fiscal Years Ending        (In Thousands)
             -------------------        --------------
                    1997                   $ 38,400
                    1998                     28,616
                    1999                     20,331
                    2000                     12,873
                    2001                      7,915
                 Thereafter                  12,476
                                          ---------
                                           $120,611
                                          =========

Net rental expense under operating leases was $49,955,000, $28,145,000 and $27,435,000 for fiscal 1996, 1995 and 1994, respectively. The majority of the operating leases contain renewal options for varying periods. Certain capital and operating leases include purchase options during or at the end of the lease term.

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

5.  Income Taxes

The reconciliation of the provision for income taxes to the statutory federal rate is as follows:

                              52 Weeks    53 Weeks    52 Weeks
                                Ended       Ended       Ended
                               June 1,     June 3,     May 28,
                                1996        1995        1994
                              --------    --------    --------
Statutory federal tax           35.0%       35.0%       35.0%
State income tax                 5.6         5.4         5.5
Intangibles amortization         9.6         6.2         7.7
Cumulative impact of
 tax law changes                   -           -         2.5
Other                            1.2         1.2         0.5
                                ----        ----        ----
                                51.4%       47.8%       51.2%
                                ====        ====        ====

The components of the provision for income taxes are as follows:

                                       (In Thousands)
                              52 Weeks    53 Weeks    52 Weeks
                                Ended       Ended       Ended
                               June 1,     June 3,     May 28,
                                1996        1995        1994
                              --------    --------    --------
Current:
  Federal                     $22,426     $18,063     $14,645
  State                         4,906       3,025       3,416
                              -------     -------     -------
                               27,332      21,088      18,061
                              -------     -------     -------
Deferred:
  Federal                        (561)     (2,446)       (838)
  State                          (899)        313        (695)
                              -------     -------     -------
                               (1,460)     (2,133)     (1,533)
                              -------     -------     -------
                              $25,872     $18,955     $16,528
                              =======     =======     =======

Temporary differences and carryforwards which give rise to the deferred income tax assets and liabilities are as follows:

                                         (In Thousands)
                                      June 1,       June 3,
                                       1996          1995
                                     --------      --------
Deferred tax asset:
  Payroll and benefits accruals      $ 23,198      $  7,399
  Self-insurance reserves              15,056         3,278
  Other                                15,374         2,659
  Valuation allowance                       -             -
                                     --------      --------
                                     $ 53,628      $ 13,336
                                     ========      ========
Deferred tax liability:
  Property and equipment             $161,202      $ 39,771
  Intangibles                          40,419         2,101
  Self-insurance reserves             (44,532)       (2,765)
  Payroll and benefits accruals       (36,602)      (11,628)
  Environmental accruals              (10,138)       (1,774)
  Other                                    29         7,879
                                     --------      --------
                                     $110,378      $ 33,584
                                     ========      ========
6.  Employee Benefit Plans

The 1991 Employee Stock Purchase Plan, which is noncompensatory, allows all eligible employees to purchase common stock of the Company. The common stock can be either issued by the Company at market prices or purchased on the open market. At June 1, 1996, 116,000 shares were authorized but not issued under this plan.

The Company sponsors a defined contribution retirement plan for eligible employees not covered by union plans. Contributions are based upon a percentage of annual compensation plus a percentage of voluntary employee contributions. Retirement expense related to this plan was $15,301,000, $6,528,000 and $6,352,000 for fiscal 1996, 1995 and 1994, respectively.

There are also in effect numerous negotiated pension plans covering employees participating by reason of union contracts. Expense for these plans was $78,378,000, $28,219,000 and $27,276,000 for fiscal 1996, 1995 and 1994, respectively.

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

The components of the net postretirement benefit expense are as follows:

                                                 (In Thousands)
                                       52 Weeks     53 Weeks      52 Weeks
                                         Ended        Ended         Ended
                                        June 1,      June 3,       May 28,
                                         1996         1995          1994
                                       --------     --------      --------
     Service cost                        $1,209       $  743        $  615
     Interest cost                        5,850        2,488         2,178
     Amortization of unrecognized
      net loss                              250          355           422
                                         ------       ------        ------
     Net postretirement benefit
      expense                            $7,309       $3,586        $3,215
                                         ======       ======        ======

The status of the Company's unfunded postretirement benefit obligation is as follows:
                                       (In Thousands)
                                    June 1,      June 3,
                                     1996         1995
                                    -------      -------

     Retirees                       $59,892      $15,849
     Fully eligible active
      plan participants              10,354        8,166
     Other active plan
      participants                   12,609        8,595
                                    -------      -------
     Accumulated postretirement
      benefit obligation (APBO)      82,855       32,610


     Unrecognized net loss from
      assumption changes             (4,980)      (5,871)
                                    -------      -------
     Accrued postretirement
      benefit                        77,875       26,739
     Less current portion            (6,450)      (2,150)
                                    -------      -------

     APBO included in other
      liabilities                   $71,425      $24,589
                                    =======      =======

In determining the APBO, the weighted average discount rate was assumed to be 8.0%, 8.0% and 7.0% for fiscal 1996, 1995 and 1994, respectively. The assumed health care cost trend rate for fiscal 1996 was 10.0%, declining gradually to 6.5% over the next 10 years and to 5.5% after 20 years. A 1.0% increase in this assumed health care cost trend rate would increase the service and interest cost components of the net postretirement benefit expense for fiscal 1996 by approximately $910,000, as well as increase the June 1, 1996 APBO by approximately $10,643,000.

The Company also participates in a number of multi-employer plans which provide postretirement health care benefits to substantially all union employees not covered by Company-administered plans. Amounts reflected as benefit cost and contributed to such plans, including amounts related to health care benefits for active employees, totaled $123,867,000, $47,672,000, and $42,613,000 in fiscal 1996, 1995 and 1994, respectively.

7.  Stock Option Plans

The 1991 Stock Option Plan allows the Company to grant to employees stock options to purchase up to 4,000,000 shares of common stock at prices which are not less than the fair market value at the date of grant. These options may be granted over a period not to exceed ten years and are currently exercisable from one to either five or ten years after the date of grant. The changes in outstanding options are as follows:

                                  Shares          Price Range
                               Under Option        Per Share
                               ------------      -------------

     Balance May 29, 1993        808,000         $15.63-$17.00
     Issued                      163,000          12.25- 14.50
     Surrendered                 (47,000)         15.63- 17.00
                               ---------         -------------
     Balance May 28, 1994        924,000          12.25- 17.00
     Issued                      726,000          12.13- 14.38
     Surrendered                 (62,000)         12.13- 17.00
                               ---------         -------------
     Balance June 3, 1995      1,588,000          12.25- 17.00
     Issued                      252,000          17.25- 21.25
     Surrendered                 (61,000)         15.63- 21.25
     Exercised                  (748,000)         12.25- 17.00
                               ---------         -------------
     Balance June 1, 1996      1,031,000         $12.25-$21.25
                               =========         =============
     Exercisable June 1, 1996    831,000         $12.25-$17.00
                               =========         =============

At June 1, 1996, options to purchase 2,158,000 shares were authorized but not granted.

Key personnel were also granted options to purchase shares of common stock in January 1988. The options are exercisable at $.19 per share for a period of ten years after the first anniversary of their issuance. The changes in these outstanding options are as follows:

      Balance May 29, 1993            56,000
      Exercised                      (10,000)
                                     -------
      Balance May 28, 1994            46,000
      Exercised                       (7,000)
                                     -------
      Balance June 3, 1995            39,000
      Exercised                       (7,000)
                                     -------
      Balance June 1, 1996            32,000
                                     =======

At June 1, 1996, 3,337,000 total shares of common stock were reserved for issuance under various employee benefit plans.

8.  Accrued Expenses and Other Liabilities

Included in accrued expenses are the following:

                                              (In Thousands)
                                             June 1,     June 3,
                                              1996        1995
                                            --------    --------
     Payroll, vacation and other
      compensation                          $61,737     $23,960
     Self-insurance reserves                 44,498      13,065
     Pension and welfare                     39,799       8,638
     Taxes other than income                 21,731       6,660

Included in other liabilities are the following:

                                              (In Thousands)
                                             June 1,     June 3,
                                              1996        1995
                                            --------    --------

     Self-insurance reserves                $113,484     $ 7,000
     Accrued postretirement benefit           71,425      24,589



9.  Other Charges

The Company incurred $9,500,000 of other charges in fiscal 1996 as the result of a payment due a union-administered multi-employer pension plan which failed. During fiscal 1994, the Company incurred $9,400,000 of other charges including costs related to a plant disposal of $6,700,000 and environmental matters of $2,700,000.

10.  Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the fiscal years ended June 1, 1996 and June 3, 1995 is as follows (each quarter represents a period of twelve weeks except the third quarters, which cover sixteen weeks, and the fourth quarter of fiscal 1995, which covers thirteen weeks):

                               (In Thousands, Except Per Share Data)
                              First       Second      Third      Fourth
                             --------    --------    --------   --------
1996
  Net sales                  $471,441    $734,537    $926,482   $745,720
  Cost of products sold       241,302     375,791     470,459    365,639
  Operating income             16,523      20,694      17,711     23,830
  Net income                    5,726       6,095       4,166      8,476
  Earnings per share              .21         .16         .11        .23

1995
  Net sales                  $274,099    $280,726    $358,240   $309,714
  Cost of products sold       140,849     143,708     186,651    159,676
  Operating income             15,171      15,544      11,192     15,386
  Net income                    5,886       6,063       3,096      5,652
  Earnings per share              .30         .31         .16        .29


First quarter fiscal 1996 results include the operations of CBC for five weeks, from the acquisition date of July 22, 1995.

The fourth quarter of fiscal 1996 includes other charges of $9,500,000 ($5,738,000 and $.15 per share on an after-tax basis) resulting from a payment due a failed union-administered multi-employer pension plan.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- ----------------------------------------

We have audited the accompanying consolidated balance sheets of Interstate Bakeries Corporation and its subsidiaries as of June 1, 1996 and June 3, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 1, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Interstate Bakeries Corporation and its subsidiaries as of June 1, 1996 and June 3, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 1, 1996 in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP

Kansas City, Missouri
July 19, 1996