Form 10-K, Exhibit 13
period 1997-05-31
INTERSTATE BAKERIES CORP/DE/
filed 1997-08-22
CIK 829499

FINANCIAL HIGHLIGHTS
--------------------

                                (In Thousands, Except Per Share Data)
                                52 Weeks      52 Weeks       53 Weeks
                                  Ended         Ended          Ended
                                 May 31,       June 1,        June 3,
                                  1997         1996(1)         1995
                              ------------  ------------   ------------
Statement of Income

Net sales                      $3,212,431    $2,878,180     $1,222,779
Operating income (1)              191,143        78,758(2)      57,293
  % of net sales                     6.0%          2.7%           4.7%
Net income                     $   97,177    $   24,463(2)  $   20,697
  % of net sales                     3.0%          0.8%           1.7%
Per share:
  Net income                   $     2.55    $      .70(2)  $     1.05
  Book value                        14.34         12.34          10.09
  Common stock dividends              .53           .50            .50

Common shares outstanding (Avg.)   38,100        34,984         19,707

                                 May 31,       June 1,        June 3,
                                  1997         1996(1)         1995
                              ------------  ------------   ------------
Balance Sheet

Total assets                   $1,493,087    $1,486,460     $  598,441
Long-term debt                    251,000       303,651        212,205
Stockholders' equity              538,722       460,247        198,037
Debt to total capital               31.8%         39.8%          51.7%


(1) Fiscal 1996 includes the operations of Continental Baking Company for 45 weeks from its acquisition on July 22, 1995.

(2) Fiscal 1996 includes a charge of $9,500,000 ($5,738,000 and $.16 per share on an after-tax basis) resulting from a payment due a union-administered multi-employer pension plan which failed

[This page includes 3 bar graphs which depict net sales, net income and % of debt to total capital for fiscal 1995, 1996 and 1997. All numbers presented in these graphs are included in tabular form above.]

COMMON STOCK INFORMATION
------------------------

The Company's common stock is listed on the New York Stock Exchange and is traded under the symbol IBC. The table below presents the high and low sales prices for the stock and cash dividends paid during fiscal 1997 and 1996:

                                      Stock Price
        Fiscal                   ---------------------      Cash
         Year        Quarter       High         Low       Dividends
        ------      ---------    --------      -------   ------------

         1997           1         $30.125      $25.500       $.125
                        2          45.250       29.625        .135
                        3          51.000       42.250        .135
                        4          55.125       46.375        .135


         1996           1         $19.500      $14.375        .125
                        2          22.250       18.875        .125
                        3          23.250       20.500        .125
                        4          27.625       22.500        .125


The Company had approximately 4,700 shareholders at May 31, 1997.

                                       -3-

[This page includes a bar graph of closing prices on the NYSE for Interstate Bakeries Corporation common stock at fiscal 1996 year end, as well as at each quarter end of fiscal 1997. The prices presented are as follows: FYE 1996 - $27.625; QTR 1 1997 - $30.125; QTR 2 1997 - $43.375; QTR 3 1997 - $46.500; and
FYE 1997 - $53.750]

                                            INTERSTATE BAKERIES CORPORATION
                                           FIVE-YEAR SUMMARY OF FINANCIAL DATA

                                                 (In Thousands, Except Per Share Data)
                                  52 Weeks       52 Weeks        53 Weeks        52 Weeks       52 Weeks
                                    Ended          Ended           Ended           Ended          Ended
                                   May 31,        June 1,         June 3,         May 28,        May 29,
                                    1997          1996(1)          1995            1994           1993
                                -----------     -----------     -----------     -----------    -----------
Statement of Income
 Net sales                      $3,212,431      $2,878,180      $1,222,779      $1,142,684     $1,165,588
 Operating income                  191,143          78,758(2)       57,293          46,883(3)      71,344
   % of net sales                     6.0%            2.7%            4.7%            4.1%           6.1%

 Income before
  cumulative effect
  of accounting change          $   97,177      $   24,463(2)   $   20,697      $   15,754(3)  $   30,784
   % of net sales                     3.0%            0.8%            1.7%            1.4%           2.6%
 Net income                     $   97,177      $   24,463(2)   $   20,697      $   15,754(3)  $   16,663(4)

 Per Share:
  Income before
   cumulative effect
   of accounting change               2.55             .70(2)         1.05             .78(3)        1.46
  Net income                          2.55             .70(2)         1.05             .78(3)         .79(4)
  Common stock dividends               .53             .50             .50            .495            .47
 Weighted average common
  shares outstanding                38,100          34,984          19,707          20,306         21,132

Balance Sheet
  Total assets                  $1,493,087      $1,486,460      $  598,441      $  574,791    $   586,756
  Long-term debt, excluding
   current maturities              251,000         303,651         212,205         201,235        189,238
  Stockholders' equity             538,722         460,247         198,037         187,441        202,315
  Debt to total capital              31.8%           39.8%           51.7%           51.8%          48.3%

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

                                      -15-

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Fiscal 1997 Compared With Fiscal 1996

Net sales for the fifty-two weeks ended May 31, 1997 were $3,212,431,000, an increase of $334,251,000 and 11.6% over net sales of $2,878,180,000 for the fifty-two weeks ended June 1, 1996. This increase in net sales was primarily attributable to the acquisition of Continental Baking Company ("CBC") on July 22, 1995, with fiscal 1996 results reflecting only forty-five weeks of CBC's operations. Excluding the impact of current year acquisitions and dispositions, net sales rose approximately 3.8%.

Fiscal 1997's gross profit was $1,646,166,000, or 51.2% of net sales, up $221,177,000 from gross profit of $1,424,989,000, or 49.5% of net sales, the prior year. This margin improvement resulted from synergies realized through continuing integration of existing and acquired operations, particularly product sourcing efficiencies, and favorable mix changes to higher-margin branded products. These factors, along with higher selling prices, more than offset the effect of higher ingredient costs experienced in fiscal 1997.

Selling, delivery and administrative expenses totaled $1,352,026,000, or 42.1% of net sales, for fiscal 1997 compared to $1,236,586,000, or 43.0% of net sales, in the prior year. Continued emphasis on cost control, integration synergies and higher selling prices resulted in improved selling, delivery and administrative expenses as a percent of net sales in the current year.

Included in fiscal 1996 were other charges of $9,500,000 ($5,738,000 and $.l6 per share on an after-tax basis) resulting from a payment due a union-administered multi-employer pension plan which failed.

Based upon these factors, operating income for fiscal 1997 was $191,143,000, or 6.0% of net sales, a $112,385,000 and 142.7% increase over fiscal 1996's operating income of $78,758,000, or 2.7% of net sales.

Interest expense for the current year was $22,592,000, a decrease of $6,718,000 from the prior year. The lower expense reflects both lower average borrowing levels and lower interest rates.

The fiscal 1997 effective tax rate of 42.6%, as well as the fiscal 1996 rate of 51.4%, reflects the nondeductibility of amortization of various intangibles.

Reflecting the improved operations, net income for fiscal 1997 improved to $97,177,000, or $2.55 per share, up from $24,463,000, or $.70 per share, for fiscal 1996, an earnings per share improvement of 264%.

Fiscal 1996 Compared With Fiscal 1995

Net sales for the fifty-two weeks ended June 1, 1996 were $2,878,180,000, a $1,655,401,000 increase over net sales of $1,222,779,000 for the fifty-three weeks ended June 3, 1995. This substantial increase was attributable to the acquisition of CBC on July 22, 1995, with fiscal 1996 results reflecting forty-five weeks of CBC's operations. Excluding the impact of the acquisition and the additional week in fiscal 1995, net sales increased approximately 5.6% for fiscal 1996. This increase reflects higher selling prices, offset by some volume erosion in cake units.

Gross profit for fiscal 1996 was $1,424,989,000, or 49.5% of net sales, compared to fiscal 1995's gross profit of $591,895,000, or 48.4% of net sales. This margin improvement resulted from efficiencies of the acquired operations, as well as synergies realized through integration of existing and acquired operations. Excluding the impact of acquired operations, cost of products sold reflects substantially higher ingredient and packaging costs, offset somewhat by higher selling prices.

Selling, delivery and administrative expenses for fiscal 1996 were $1,236,586,000, representing 43.0% of net sales, while fiscal 1995's selling, delivery and administrative expenses were $501,008,000, or 41.0% of net sales. This unfavorable variance was attributable to the CBC acquisition, with the CBC operations having higher selling and delivery labor and labor related costs as a percentage of net sales. Selling, delivery and administrative expenses as a percentage of net sales were consistent with fiscal 1995 excluding the impact of the acquisition.

Included in fiscal 1996 were other charges of $9,500,000 ($5,738,000 and $.16 per share on an after-tax basis) resulting from a payment due a union-administered multi-employer pension plan which failed.

Depreciation and amortization for fiscal 1996 was $100,145,000, up from $33,594,000 during fiscal 1995. Property and equipment, as well as intangibles, obtained in the acquisition of CBC were responsible for this increased expense.

Based upon these factors, operating income for fiscal 1996 was $78,758,000, or 2.7% of net sales, an increase of $21,465,000 from fiscal 1995's operating income of $57,293,000, or 4.7% of net sales.

Interest expense was $29,310,000 for fiscal 1996, up $11,565,000 and 65.2% from fiscal 1995's expense of $17,745,000, with the increase attributable to higher borrowings to finance the acquisition of CBC.

The fiscal 1996 effective tax rate of 51.4%, as well as the fiscal 1995 rate of 47.8%, reflects the nondeductibility of amortization of various intangibles.

Net income for fiscal 1996 was $24,463,000, or $.70 per share, compared to $20,697,000 and $1.05 per share in fiscal 1995. The per share earnings decline was the result of increased interest expense and the additional shares issued in conjunction with the CBC acquisition.

CAPITAL RESOURCES AND LIQUIDITY

The Company's primary source of liquidity is cash provided by operations which totaled $196,173,000 for fiscal 1997, an increase of $31,787,000 from the prior year's $164,386,000. This increase reflects improved operations, partially offset by less favorable changes in working capital components.
Cash generated by operations, along with asset sales of $19,291,000, during fiscal 1997 was used to fund capital expenditures of $78,418,000, reduce long-term debt a net $74,205,000, pay common stock dividends of $19,857,000 and fund acquisitions of $43,618,000.

For fiscal 1998, the Company anticipates cash needs of approximately $165,000,000, consisting of $85,000,000 of planned capital expenditures, $60,000,000 for the repurchase of common stock ($58,000,000 of which has been expressly excluded from stock repurchase limitations under the Company's borrowing agreements) and $20,000,000 of common stock dividends. The Company expects these needs to be funded by ongoing operations and borrowing capacity under its bank credit facility.

NEW ACCOUNTING STANDARDS

See Note 2 to the Company's consolidated financial statements for discussions on new accounting standards relating to earnings per share computation and presentation, comprehensive income and segment disclosures.

                         INTERSTATE BAKERIES CORPORATION
                            CONSOLIDATED BALANCE SHEET

                                                       (In Thousands)
                                                  May 31,           June 1,
                                                   1997              1996
                                                -----------       -----------
Assets
  Current assets:
    Accounts receivable, less allowance for
     doubtful accounts of $4,577,000
     ($3,606,000 in 1996)                       $  190,747        $  179,538
    Inventories                                     63,962            67,254
    Other current assets                            70,453            71,481
                                                ----------        ----------
      Total current assets                         325,162           318,273
                                                ----------        ----------
  Property and equipment:
    Land and buildings                             291,526           279,863
    Machinery and equipment                        784,910           741,705
                                                ----------        ----------
                                                 1,076,436         1,021,568
    Less accumulated depreciation                 (269,153)         (204,173)
                                                ----------        ----------
      Net property and equipment                   807,283           817,395
                                                ----------        ----------
  Intangibles                                      360,642           350,792
                                                ----------        ----------
                                                $1,493,087        $1,486,460
                                                ==========        ==========

Liabilities and Stockholders' Equity
  Current liabilities:
    Long-term debt payable within one year      $        -        $   21,554
    Accounts payable                               146,638           135,447
    Accrued expenses                               201,878           200,221
                                                ----------        ----------
      Total current liabilities                    348,516           357,222
                                                ----------        ----------
  Long-term debt                                   251,000           303,651
  Other liabilities                                230,967           254,962
  Deferred income taxes                            123,882           110,378
                                                ----------        ----------
      Total long-term liabilities                  605,849           668,991
                                                ----------        ----------
  Stockholders' equity:
    Preferred stock, par value $.01 per share;
     authorized - 1,000,000 shares; issued - none        -                 -
    Common stock, par value $.01 per share;
     authorized - 60,000,000 shares;
     issued - 39,265,000 shares
     (38,735,000 in 1996)                              393               387
    Additional paid-in capital                     529,127           515,497
    Retained earnings (accumulated deficit)         43,228           (34,092)
    Treasury stock, at cost - 1,708,000 shares
     (1,449,000 in 1996)                           (34,026)          (21,545)
                                                ----------        ----------
      Total stockholders' equity                   538,722           460,247
                                                ----------        ----------
                                                $1,493,087        $1,486,460
                                                ==========        ==========

                             See accompanying notes.

                          INTERSTATE BAKERIES CORPORATION
                          CONSOLIDATED STATEMENT OF INCOME


                                      (In Thousands, Except Per Share Data)
                                      52 Weeks       52 Weeks      53 Weeks
                                        Ended          Ended         Ended
                                       May 31,        June 1,       June 3,
                                        1997           1996          1995
                                     ----------     ----------    ----------
Net sales                            $3,212,431     $2,878,180    $1,222,779
                                     ----------     ----------    ----------
Cost of products sold                 1,566,265      1,453,191       630,884
Selling, delivery and
 administrative expenses              1,352,026      1,236,586       501,008
Other charges                                 -          9,500             -
Depreciation and amortization           102,997        100,145        33,594
                                     ----------     ----------    ----------
                                      3,021,288      2,799,422     1,165,486
                                     ----------     ----------    ----------
Operating income                        191,143         78,758        57,293
                                     ----------     ----------    ----------
Other income                               (747)          (887)         (104)
Interest expense                         22,592         29,310        17,745
                                     ----------     ----------    ----------
                                         21,845         28,423        17,641
                                     ----------     ----------    ----------
Income before income taxes              169,298         50,335        39,652
Provision for income taxes               72,121         25,872        18,955
                                     ----------     ----------    ----------

Net income                           $   97,177     $   24,463    $   20,697
                                     ==========     ==========    ==========

Earnings per common share            $     2.55     $      .70    $     1.05
                                     ==========     ==========    ==========

                                See accompanying notes.

                    INTERSTATE BAKERIES CORPORATION
                  CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    (In Thousands)
                                            52 Weeks    52 Weeks    53 Weeks
                                              Ended       Ended       Ended
                                             May 31,     June 1,     June 3,
                                              1997        1996        1995
                                            ---------   ---------   ---------
Cash flows from operating activities:
  Net income                                $ 97,177    $ 24,463    $ 20,697
  Depreciation and amortization              102,997     100,145      33,594
  Other                                       (7,171)     (4,468)         44
  Change in operating assets
   and liabilities:
    Accounts receivable                      (11,209)     (5,958)     (3,450)
    Inventories                                3,292        (233)     (3,187)
    Other current assets                      (1,761)    (10,497)       (126)
    Accounts payable and accrued expenses     12,848      60,934       2,094
                                            ---------   ---------   ---------
      Cash from operating activities         196,173     164,386      49,666
                                            ---------   ---------   ---------

Cash flows from investing activities:
  Acquisitions                               (43,618)   (225,912)     (3,103)
  Additions to property and equipment        (78,418)    (47,658)    (34,272)
  Sale of assets                              19,291       1,945       1,167
  Other                                         (521)       (697)    (15,414)
                                            ---------   ---------   ---------
      Cash from investing activities        (103,266)   (272,322)    (51,622)
                                            ---------   ---------   ---------
Cash flows from financing activities:
  Reduction of long-term debt               (126,205)   (134,030)     (1,263)
  Addition to long-term debt                  52,000     245,000      12,000
  Common stock dividends paid                (19,857)    (16,342)     (9,819)
  Stock option exercise proceeds and
   related tax benefits                       13,636      11,339           1
  Acquisition of treasury stock              (12,481)       (519)       (283)
  Other                                            -      (1,238)          -
                                            ---------   ---------   ---------
      Cash from financing activities         (92,907)    104,210         636
                                            ---------   ---------   ---------
Change in cash and cash equivalents                -      (3,726)     (1,320)

Cash and cash equivalents:
  Beginning of period                              -       3,726       5,046
                                            ---------   ---------   ---------
  End of period                             $      -    $      -    $  3,726
                                            =========   =========   =========
Cash payments made:
  Interest                                  $ 22,226    $ 28,710    $ 18,852
  Income taxes                                63,402      24,162      23,533

                            See accompanying notes.

                                 INTERSTATE BAKERIES CORPORATION
                         CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                    (In Thousands)
                               Common
                            Stock Issued                                       Treasury Stock
                           ---------------                  Retained        ------------------
                           Number             Additional    Earnings        Number
                             of       Par      Paid-in    (Accumulated       of
                           Shares    Value     Capital       Deficit)       Shares      Cost
                           ------    -----    ----------  ------------     --------   --------
Balance May 28, 1994       21,050     $211     $261,064     $(53,091)       (1,400)   $(20,743)
Net income                      -        -            -       20,697             -           -
Stock options exercised
 and related tax benefits       6        -            1            -             -           -
Dividends paid -
 $.50 per share                 -        -            -       (9,819)            -           -
Treasury stock acquired         -        -            -            -           (21)       (283)
                           ------     ----     --------     --------         -----    --------
Balance June 3, 1995       21,056      211      261,065      (42,213)       (1,421)    (21,026)
Net income                      -        -            -       24,463             -           -
Shares issued for an
 acquisition               16,923      169      243,100            -             -           -
Stock options exercised
 and related tax benefits     756        7       11,332            -             -           -
Dividends paid -
 $.50 per share                 -        -            -      (16,342)            -           -
Treasury stock acquired         -        -            -            -           (28)       (519)
                           ------     ----     --------     --------         -----    --------
Balance June 1, 1996       38,735      387      515,497      (34,092)       (1,449)    (21,545)
Net income                      -        -            -       97,177             -           -
Stock options exercised
 and related tax benefits     530        6       13,630            -             -           -
Dividends paid -
 $.53 per share                 -        -            -      (19,857)            -           -
Treasury stock acquired         -        -            -            -          (259)    (12,481)
                           ------     ----     --------     --------         -----    --------
Balance May 31, 1997       39,265     $393     $529,127     $ 43,228        (1,708)   $(34,026)
                           ======     ====     ========     ========         =====    ========

                               See accompanying notes.

               INTERSTATE BAKERIES CORPORATION
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Acquisitions

On March 29, 1997, Interstate Bakeries Corporation (the "Company") purchased the assets comprising the San Francisco French Bread Company ("SFFB") from Metz Baking Company. SFFB, which prior to the acquisition produced and distributed sourdough bread and rolls throughout Northern California and in the San Diego area, had net sales in calendar 1996 of approximately $95 million and employed 1,100 people at five bakery locations. In addition, in April 1997, the Company acquired the right to use the "Marie Callender's" trademark in conjunction with the manufacture, marketing, distribution and sale of croutons. The aggregate cash purchase price of these acquisitions was $43,618,000.

On July 22, 1995, the Company acquired Continental Baking Company ("CBC") from Ralston Purina Company ("RPC") for a total purchase price of $220,000,000 in cash and 16,923,077 shares of the Company's common stock. Prior to the acquisition, CBC was the nation's largest wholesale baking company with annual sales of approximately $2 billion and 21,000 employees at 36 bakery locations. As a result of the acquisition, RPC owns approximately 45% of the Company's common stock. Under terms of a shareholder agreement, RPC's holdings of the Company's common stock must be less than 15% of the outstanding shares within five years of the acquisition.

The acquisition of CBC has been accounted for as a purchase and the results of CBC have been included in the accompanying consolidated financial statements since the date of the acquisition. The cash and stock portions of the purchase price, including fees and expenses, were as follows:

                                                   (In Thousands)
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

The components of inventories are as follows:

                                      (In Thousands)
                                    May 31,    June 1,
                                     1997       1996
                                   --------   --------
    Ingredients and packaging       $43,195    $42,591
    Finished goods                   14,420     14,806
    Other                             6,347      9,857
                                    -------    -------
                                    $63,962    $67,254
                                    =======    =======

Property and equipment - Property and equipment are recorded at cost and depreciated over estimated useful lives of 4 to 35 years, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Depreciation expense was $89,507,000, $85,747,000 and $25,900,000 for fiscal 1997, 1996 and 1995, respectively. Interest cost capitalized as part of the construction cost of capital assets was $555,000 in fiscal 1997.
                                       -22-

Intangibles - Included in intangibles, which are being amortized using the straight-line method, are the following:

                                                      (In Thousands)
                                                   May 31,      June 1,
                                     Life           1997         1996
                                  -----------     --------     --------
    Licenses and patents              9 years     $  2,510     $  2,510
    Trademarks and tradenames     25-40 years      112,838      100,870
    Excess of purchase cost over
     net assets acquired             40 years      312,522      306,358
    Deferred financing cost
     and other-net              Term of loans        6,055        3,787
                                                  --------     --------
                                                   433,925      413,525
    Accumulated amortization                       (73,283)     (62,733)
                                                  --------     --------
    Net intangibles                               $360,642     $350,792
                                                  ========     ========

Long-lived assets - During fiscal 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Under SFAS No. 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or disposal based upon a review of expected undiscounted cash flows. The adoption of this statement had no effect on the Company's consolidated financial statements.

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

Earnings per share - Per share amounts are calculated on the basis of the weighted average common shares outstanding and outstanding options to the extent they are dilutive. Weighted average common and common equivalent shares outstanding were 38,100,000, 34,984,000 and 19,707,000 for fiscal 1997,
1996 and 1995, respectively.

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

New accounting standards - In February 1997, SFAS No. 128, "Earnings per Share" was issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 128, which establishes standards for computing and presenting basic and diluted earnings per share for publicly held companies, is effective for periods ending after December 15, 1997. The Company believes that adoption of the provisions of SFAS No. 128 will not have a material effect on its financial statements.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Based upon a preliminary review of the provisions of these standards, the Company believes that they will have no impact on its financial statements.

3.  Debt

Long-term debt consists of the following:

                                      (In Thousands)
                                    May 31,    June 1,
                                     1997       1996
                                   --------   --------
Bank borrowings:
  Revolving credit loans(a)        $172,000   $120,000
  Term loans                              -    125,000
Senior notes (b)                     79,000     79,000
Other                                     -      1,205
                                   --------   --------
                                    251,000    325,205
Less amounts payable
 within one year                          -    (21,554)
                                   --------   --------
                                   $251,000   $303,651
                                   ========   ========

(a) Represents borrowings under an unsecured $350,000,000 revolving credit facility, including up to $150,000,000 available for letters of credit (with an unused amount of $54,000,000 at May 31, 1997), maturing in February 2002. The outstanding borrowings bear interest at variable rates generally equal to the London Interbank Offered Rate (LIBOR) plus from .20% to .63% (.20% at May 31, 1997), depending on certain financial ratios. The Company also pays a fee of between .08% and .23% (.08% at May 31, 1997) on the unused portion of the revolving credit facility.

To offset the variable rate characteristic of a portion of these bank borrowings, the Company entered into interest rate swap agreements resulting in fixed interest rates of 6.16% on $51,000,000 through July 1998, 5.47% on $35,000,000 through January 1998, 5.95% on $43,000,000 through October 1997 and 6.35% on $51,000,000 through July 1997. The overall weighted average interest rate on the bank borrowings was 6.08% and 6.32% at May 31, 1997 and June 1, 1996, respectively.

The credit facility agreement contains covenants which, among other matters
(i) limit the Company's ability to incur indebtedness, merge, consolidate and acquire or sell assets, (ii) require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage and (iii) limit the payment of cash dividends on common stock and common stock repurchases to a total of $20,000,000 plus 75% of aggregate consolidated net income after fiscal 1995, with availability of $62,031,000 at May 31, 1997.

(b) Represents 10.00% notes due in annual installments from July 1998 to July 2000. The note agreement includes covenants mirroring those of the bank credit agreement.

The fair value of the senior notes, described in (b) above, is estimated at $83,800,000 and $85,800,000 as of May 31, 1997 and June 1, 1996, respectively, based upon rates available for debt with similar terms. The Company believes, based upon current terms, that the carrying value of all other long-term debt approximates fair value. Additionally, the termination value of all swap agreements at May 31, 1997 is not material.

The scheduled repayment of long-term debt is as follows:

               Fiscal Years Ending       (In Thousands)
               -------------------       --------------
                      1998                 $      -
                      1999                   25,000
                      2000                   25,000
                      2001                   29,000
                      2002                  172,000
                                           --------
                                           $251,000
                                           ========
4.  Commitments and Contingencies

Future minimum rental commitments for all noncancelable operating leases, exclusive of taxes and insurance, are as follows:

             Fiscal Years Ending        (In Thousands)
             -------------------        --------------
                    1998                   $ 48,211
                    1999                     39,257
                    2000                     30,059
                    2001                     22,508
                    2002                     14,869
                 Thereafter                  25,478
                                          ---------
                                           $180,382
                                          =========

Net rental expense under operating leases was $53,792,000, $49,955,000 and $28,145,000 for fiscal 1997, 1996 and 1995, respectively. The majority of the operating leases contain renewal options for varying periods. Certain leases include purchase options during or at the end of the lease term.

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

5.  Income Taxes

The reconciliation of the provision for income taxes to the statutory federal rate is as follows:

                              52 Weeks    52 Weeks    53 Weeks
                                Ended       Ended       Ended
                               May 31,     June 1,     June 3,
                                1997        1996        1995
                              --------    --------    --------
Statutory federal tax           35.0%       35.0%       35.0%
State income tax                 5.1         5.6         5.4
Intangibles amortization         2.0         9.6         6.2
Other                            0.5         1.2         1.2
                                ----        ----        ----
                                42.6%       51.4%       47.8%
                                ====        ====        ====

The components of the provision for income taxes are as follows:

                                       (In Thousands)
                              52 Weeks    52 Weeks    53 Weeks
                                Ended       Ended       Ended
                               May 31,     June 1,     June 3,
                                1997        1996        1995
                              --------    --------    --------
Current:
  Federal                     $54,057     $22,426     $18,063
  State                        11,789       4,906       3,025
                              -------     -------     -------
                               65,846      27,332      21,088
                              -------     -------     -------
Deferred:
  Federal                       4,985        (561)     (2,446)
  State                         1,290        (899)        313
                              -------     -------     -------
                                6,275      (1,460)     (2,133)
                              -------     -------     -------
                              $72,121     $25,872     $18,955
                              =======     =======     =======

Temporary differences and carryforwards which give rise to the deferred income tax assets and liabilities are as follows:

                                         (In Thousands)
                                      May 31,       June 1,
                                       1997          1996
                                     --------      --------
Deferred tax asset:
  Payroll and benefits accruals      $ 19,404      $ 23,198
  Self-insurance reserves              16,355        15,056
  Other                                25,098        15,374
  Valuation allowance                       -             -
                                     --------      --------
                                     $ 60,857      $ 53,628
                                     ========      ========
Deferred tax liability:
  Property and equipment             $154,559      $161,202
  Intangibles                          43,191        40,419
  Self-insurance reserves             (37,241)      (44,532)
  Payroll and benefits accruals       (37,686)      (36,602)
  Environmental accruals               (9,392)      (10,138)
  Other                                10,451            29
                                     --------      --------
                                     $123,882      $110,378
                                     ========      ========

6.  Employee Benefit Plans

The 1991 Employee Stock Purchase Plan, which is noncompensatory, allows all eligible employees to purchase common stock of the Company. The common stock can be either issued by the Company at market prices or purchased on the open market. At May 31, 1997, 116,000 shares were authorized but not issued under this plan.

The Company sponsors a defined contribution retirement plan for eligible employees not covered by union plans. Contributions are based upon a percentage of annual compensation plus a percentage of voluntary employee contributions. Retirement expense related to this plan was $15,543,000, $15,301,000 and $6,528,000 for fiscal 1997, 1996 and 1995, respectively.

There are also in effect numerous negotiated pension plans covering employees participating by reason of union contracts. Expense for these plans was $88,971,000, $78,378,000 and $28,219,000 for fiscal 1997, 1996 and 1995, respectively.

In addition to providing retirement pension benefits, the Company provides health care benefits for eligible retired employees. Under the Company's plans, all nonunion employees, with 10 years of service after age 50, are eligible for retiree health care coverage between ages 60 and 65. Grandfathered nonunion employees and certain union employees who have bargained into the Company-sponsored health care plans are generally eligible after age 55, with 10 years of service, and have only supplemental benefits after Medicare eligibility is reached. Certain of the plans require contributions by retirees and spouses.

The components of the net postretirement benefit expense are as follows:

                                                 (In Thousands)
                                       52 Weeks     52 Weeks      53 Weeks
                                         Ended        Ended         Ended
                                        May 31,      June 1,       June 3,
                                         1997         1996          1995
                                       --------     --------      --------
     Service cost                       $ 2,237       $1,209       $  743
     Interest cost                        6,977        5,850        2,488
     Amortization of unrecognized
      prior service cost                    695          115            -
     Amortization of unrecognized
      net loss                              688          135          355
                                        -------       ------       ------
     Net postretirement benefit
      expense                           $10,597       $7,309       $3,586
                                        =======       ======       ======

The status of the Company's unfunded postretirement benefit obligation is as follows:
                                       (In Thousands)
                                    May 31,      June 1,
                                     1997         1996
                                    -------      -------

     Retirees                       $58,915      $59,892
     Fully eligible active
      plan participants              14,155       10,354
     Other active plan
      participants                   16,716       12,609
                                    -------      -------
     Accumulated postretirement
      benefit obligation (APBO)      89,786       82,855
     Unrecognized prior service
      cost                           (5,082)      (1,231)
     Unrecognized net loss from
      assumption changes             (2,409)      (3,749)
                                    -------      -------
     Accrued postretirement
      benefit                        82,295       77,875
     Less current portion            (7,450)      (6,450)
                                    -------      -------
     APBO included in other
      liabilities                   $74,845      $71,425
                                    =======      =======

In determining the APBO, the weighted average discount rate was assumed to be 8.0% for fiscal 1997, 1996 and 1995. The assumed health care cost trend rate for fiscal 1997 was 9.5%, declining gradually to 6.5% over the next 12 years and to 5.5% after 18 years. A 1.0% increase in this assumed health care cost trend rate would increase the service and interest cost components of the net postretirement benefit expense for fiscal 1997 by approximately $1,686,000, as well as increase the May 31, 1997 APBO by approximately $13,199,000.

The Company also participates in a number of multi-employer plans which provide postretirement health care benefits to substantially all union employees not covered by Company-administered plans. Amounts reflected as benefit cost and contributed to such plans, including amounts related to health care benefits for active employees, totaled $134,917,000, $123,867,000 and $47,672,000 in fiscal 1997, 1996 and 1995, respectively.

7.  Stock Option Plans

The 1996 Stock Option Plan allows the Company to grant to employees and directors stock options to purchase up to 6,842,000 shares of common stock at prices which are not less than the fair market value at the date of grant. These options may be granted over a period not to exceed 10 years and generally vest from one to three years from the date of grant. At May 31, 1997, options to purchase 3,896,000 shares were authorized but not granted. The changes in outstanding options are as follows:

                                                 Weighted Average
                                 Shares           Exercise Price
                              Under Option           Per Share
                              ------------       ----------------

     Balance May 28, 1994        924,000              $15.75
     Issued                      726,000               13.50
     Surrendered                 (62,000)              15.45
                               ---------              ------
     Balance June 3, 1995      1,588,000               14.73
     Issued                      252,000               20.61
     Surrendered                 (61,000)              20.50
     Exercised                  (748,000)              15.16
                               ---------              ------
     Balance June 1, 1996      1,031,000               15.52
     Issued                    1,123,000               37.00
     Surrendered                 (19,000)              33.43
     Exercised                  (520,000)              15.66
                               ---------              ------
     Balance May 31, 1997      1,615,000              $30.20
                               =========              ======

Stock options outstanding and exercisable at May 31, 1997 were as follows:

                                                              Weighted Average
                                           Weighted Average       Remaining
Range of Exercise             Shares        Exercise Price    Contractual Life
Prices Per Share           Under Option        Per Share          In Years
-----------------          ------------    ----------------   ----------------
Outstanding:
 $12.25 - $14.50              325,000           $13.59              6.7
  17.00 -  21.25              193,000            19.53              6.8
  37.00 -  37.00            1,097,000            37.00              9.3
----------------            ---------           ------              ---
 $12.25 - $37.00            1,615,000           $30.20              8.5
----------------            ---------           ------              ---

Exercisable:
 $12.25 - $14.50              325,000           $13.59
  17.00 -  21.25              193,000            19.53
  37.00 -  37.00               70,000            37.00
----------------            ---------           ------
 $12.25 - $37.00              588,000           $18.32
----------------            ---------           ------

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB25"), and related interpretations in accounting for its stock option plan, and, therefore, no compensation expense has been recognized for its plan. For companies electing to continue the use of APB25, SFAS No. 123, "Accounting for Stock-Based Compensation" requires proforma disclosures determined through the use of an option-pricing model as if the provisions of SFAS No. 123 had been adopted.

The weighted average fair value at date of grant for options granted during fiscal 1997 and 1996 was $12.96 and $6.64 per share, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions used for 1997 and 1996 grants: dividend yield of 1.0% for both years; expected volatility of 26.5% and 27.9%, respectively; risk-free interest rate of 6.4% and 5.9%, respectively; and an expected term of four years for all grants. Had the Company adopted the provisions of SFAS No. 123, reported net income would have been reduced by $4,050,000 ($.11 per share) and $565,000 ($.02 per share) for fiscal 1997 and 1996, respectively.

At May 31, 1997, 5,648,000 total shares of common stock were reserved for issuance under various employee benefit plans.

8.  Accrued Expenses and Other Liabilities

Included in accrued expenses are the following:

                                               (In Thousands)
                                             May 31,     June 1,
                                              1997        1996
                                            --------    --------
     Payroll, vacation and other
      compensation                          $64,454     $61,737
     Self-insurance reserves                 53,160      44,498
     Pension and welfare                     34,372      39,799
     Taxes other than income                 21,306      21,731


Included in other liabilities are the following:

                                               (In Thousands)
                                             May 31,     June 1,
                                              1997        1996
                                            --------    --------

     Self-insurance reserves                $ 95,819    $113,484
     Accrued postretirement benefit           74,845      71,425



9.  Other Charges

The Company incurred $9,500,000 of other charges in fiscal 1996 as the result of a payment due a union-administered multi-employer pension plan which failed.

10.  Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the fiscal years ended May 31, 1997 and June 1, 1996 is as follows (each quarter represents a period of twelve weeks except the third quarters, which cover sixteen weeks):

                                (In Thousands, Except Per Share Data)
                              First       Second      Third      Fourth
                             --------    --------    --------   --------
1997
  Net sales                  $753,625    $758,378    $945,258   $755,170
  Cost of products sold       374,139     365,865     465,891    360,370
  Operating income             38,735      51,126      46,268     55,014
  Net income                   18,667      26,242      22,629     29,639
  Earnings per share              .49         .69         .59        .77

1996
  Net sales                  $471,441    $734,537    $926,482   $745,720
  Cost of products sold       241,302     375,791     470,459    365,639
  Operating income             16,523      20,694      17,711     23,830
  Net income                    5,726       6,095       4,166      8,476
  Earnings per share              .21         .16         .11        .23


First quarter fiscal 1996 results include the operations of CBC for five weeks, from the acquisition date of July 22, 1995. The fourth quarter of fiscal 1996 includes other charges of $9,500,000 ($5,738,000 and $.15 per share on an after-tax basis) resulting from a payment due a union-administered multi-employer pension plan which failed.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

To the Board of Directors and Stockholders
Interstate Bakeries Corporation

We have audited the accompanying consolidated balance sheets of Interstate Bakeries Corporation and its subsidiaries as of May 31, 1997 and June 1, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Interstate Bakeries Corporation and its subsidiaries as of May 31, 1997 and June 1, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
July 15, 1997