Form 10-K, Exhibit 13
period 1998-05-30
INTERSTATE BAKERIES CORP/DE/
filed 1998-08-20
CIK 829499

FINANCIAL HIGHLIGHTS
--------------------

                                (In Thousands, Except Per Share Data)
                                52 Weeks      52 Weeks      52 Weeks
                                  Ended         Ended         Ended
                                 May 30,       May 31,       June 1,
                                  1998          1997         1996(2)
                              ------------  ------------  ------------
Statement of Income

Net sales                      $3,265,842    $3,212,431    $2,878,180
Operating income                  231,592       191,143        78,758(3)
  % of net sales                     7.1%          6.0%          2.7%
Net income                     $  127,924    $   97,177    $   24,463(3)
  % of net sales                     3.9%          3.0%          0.8%
Per common share(1):
  Net income (diluted basis)   $     1.71    $     1.28    $      .35(3)
  Book value                         7.77          7.17          6.17
  Common stock dividends              .28           .27           .25

Avg. diluted shares
  outstanding (1)                  74,845        76,200        69,968



                                 May 30,       May 31,        June 1,
                                  1998          1997          1996(2)
                              ------------  ------------   ------------
Balance Sheet

Total assets                   $1,549,986    $1,493,087     $1,486,460
Long-term debt                    261,000       251,000        303,651
Stockholders' equity              565,155       538,722        460,247
Debt to total capital               31.6%         31.8%          39.8%


(1) All per share and average shares outstanding amounts have been adjusted for (a) a 2-for-1 stock split effected in the form of a stock dividend paid by the Company on November 3, 1997 and (b) the adoption of SFAS No. 128 which defines the computation of basic and diluted earnings per share.

(2) Fiscal 1996 includes the operations of Continental Baking Company for 45 weeks from its acquisition on July 22, 1995.

(3) Fiscal 1996 includes a charge of $9,500,000 ($5,738,000 and $.08 per basic and diluted share on an after-tax basis) resulting from a payment due a union-administered multi-employer pension plan which failed.

[This page includes 4 bar graphs which depict net sales, operating income, net income and stockholders' equity for fiscal 1996, 1997 and 1998. All numbers presented in these graphs are included in tabular form above.]

COMMON STOCK INFORMATION
------------------------

The Company's common stock is listed on the New York Stock Exchange and is traded under the symbol IBC. The table below presents the high and low sales prices for the stock and cash dividends paid during fiscal 1998 and 1997:

                                      Stock Price
        Fiscal                    ---------------------      Cash
         Year        Quarter        High         Low       Dividends
        ------      ---------     --------     --------   ------------

        1998            1         $32.1875     $27.3125      $.0675
                        2          36.7813      28.7813       .0700
                        3          37.3750      32.0000       .0700
                        4          33.6250      30.1875       .0700

        1997            1         $15.0625     $12.7500      $.0625
                        2          22.6250      14.8125       .0675
                        3          25.5000      21.1250       .0675
                        4          27.5625      23.1875       .0675

The Company had approximately 5,600 shareholders at May 30, 1998.

                                         INTERSTATE BAKERIES CORPORATION
                                        FIVE-YEAR SUMMARY OF FINANCIAL DATA

                                                 (In Thousands, Except Per Share Data)
                                  52 Weeks       52 Weeks       52 Weeks        53 Weeks       52 Weeks
                                    Ended          Ended          Ended           Ended          Ended
                                   May 30,        May 31,        June 1,         June 3,        May 28,
                                    1998           1997          1996<2>          1995           1994
                                -----------     -----------    -----------     -----------    -----------
Statement of Income
 Net sales                      $3,265,842      $3,212,431     $2,878,180      $1,222,779     $1,142,684
 Operating income                  231,592         191,143         78,758<3>       57,293         46,883<4>
   % of net sales                     7.1%            6.0%           2.7%            4.7%           4.1%

 Net income                     $  127,924      $   97,177     $   24,463<3>   $   20,697     $   15,754<4>

 Earnings per share:
   Basic <1>                          1.74            1.30            .35<3>          .53            .39<4>
   Diluted <1>                        1.71            1.28            .35<3>          .53            .39<4>
 Common stock dividends
     per share <1>                     .28             .27            .25             .25            .25
 Weighted average common
  shares outstanding:
   Basic <1>                        73,512          74,928         69,202          39,278         40,504
   Diluted <1>                      74,845          76,200         69,968          39,414         40,612

Balance Sheet
  Total assets                  $1,549,986      $1,493,087     $1,486,460      $  598,441    $   574,791
  Long-term debt, excluding
   current maturities              261,000         251,000        303,651         212,205        201,235
  Stockholders' equity             565,155         538,722        460,247         198,037        187,441
  Debt to total capital              31.6%           31.8%          39.8%           51.7%          51.8%

<F1> All per share and average shares outstanding amounts have been adjusted for (a) a 2-for-1 stock split effected in the form of a stock dividend paid by the Company on November 3, 1997 and (b)
     the adoption of SFAS No. 128 which defines the computation of basic and diluted earnings per share.

<F2> Fiscal 1996 includes the operations of Continental Baking Company for 45 weeks from its acquisition on
     July 22, 1995.

<F3> Fiscal 1996 includes a charge of $9,500,000 ($5,738,000 and $.08 per basic and diluted share on an after-tax basis) resulting from a payment due a union-administered multi-employer pension plan which failed.

<F4> Fiscal 1994 includes a charge of $9,400,000 ($5,687,000 net of tax, or $.14 per basic and diluted share), related to a plant disposal and environmental matters.

                                      -17-

                 MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Fiscal 1998 Compared With Fiscal 1997

Net sales for the fifty-two weeks ended May 30, 1998 were $3,265,842,000, increasing $53,411,000 and 1.7%, over net sales of $3,212,431,000 for the fifty-two weeks ended May 31, 1997. Excluding the impact of acquisitions and dispositions, net sales for fiscal 1998 were up only slightly over fiscal 1997. Selling prices remained relatively steady, as did overall unit volume. Branded units, after adjusting for acquisitions and dispositions, were up slightly more than 1% while non-branded units were down due to an emphasis on selling higher-margin, branded products.

Gross profit for fiscal 1998 was $1,723,922,000, representing 52.8% of net sales, an increase of $77,756,000 over gross profit of $1,646,166,000, or 51.2% of net sales, in fiscal 1997. This improvement in fiscal 1998 was attributable to lower ingredient costs, primarily flour, as well as favorable mix changes to higher-margin, branded products. These positive factors were partially offset by higher labor and labor-related costs experienced in fiscal 1998.

Selling, delivery and administrative expenses were $1,389,627,000, or 42.6% of net sales, for fiscal 1998 compared to $1,352,026,000, or 42.1% of net sales, for fiscal 1997. The 2.8% year-over-year dollar increase in selling, delivery and administrative expenses resulted from inflationary increases, primarily in labor and labor-related costs, as well as the impact of acquisitions, net of dispositions.

Reflecting these factors, operating income for fiscal 1998 rose $40,449,000, or 21.2%, to $231,592,000, representing 7.1% of net sales, from $191,143,000, or 6.0% of net sales, in fiscal 1997.

Interest expense decreased $3,968,000, or 17.6%, in fiscal 1998 to $18,624,000 from $22,592,000 in fiscal 1997. This decrease was due to somewhat lower average borrowing levels and interest rates, as well as increased interest capitalized on major capital projects during fiscal 1998.

The fiscal 1998 effective tax rate of 40.1% approximates the statutory rate, while the fiscal 1997 rate of 42.6% reflects the nondeductibility of amortization of various intangibles.

Based upon these overall results, net income for fiscal 1998 increased $30,747,000, or 31.6%, to $127,924,000 from $97,177,000 in fiscal 1997.
Reflecting this increase, basic earnings per share improved 33.8% to $1.74 per share in fiscal 1998 from $1.30 per share in fiscal 1997, while diluted earnings per share improved 33.6% to $1.71 per share from $1.28 per share. Fiscal 1997 per share amounts have been adjusted for a two-for-one stock split effected in the form of a stock dividend paid November 3, 1997, as well as the fiscal 1998 adoption of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which defines the computation of basic and diluted earnings per share.

Fiscal 1997 Compared With Fiscal 1996

Net sales for the fifty-two weeks ended May 31, 1997 were $3,212,431,000, an increase of $334,251,000 and 11.6% over net sales of $2,878,180,000 for the fifty-two weeks ended June 1, 1996. This increase in net sales was primarily attributable to the acquisition of Continental Baking Company ("CBC") on July 22, 1995, with fiscal 1996 results reflecting only forty-five weeks of CBC's operations. Excluding the impact of fiscal 1997 acquisitions and dispositions, net sales rose approximately 3.8%.

Fiscal 1997's gross profit was $1,646,166,000, or 51.2% of net sales, up $221,177,000 from gross profit of $1,424,989,000, or 49.5% of net sales, in fiscal 1996. This margin improvement resulted from synergies realized through continuing integration of existing and acquired operations, particularly product sourcing efficiencies, and favorable mix changes to higher-margin, branded products. These factors, along with higher selling prices, more than offset the effect of higher ingredient costs experienced in fiscal 1997.

Selling, delivery and administrative expenses totaled $1,352,026,000, or 42.1% of net sales, for fiscal 1997 compared to $1,236,586,000, or 43.0% of net sales, in fiscal 1996. Continued emphasis on cost control, integration synergies and higher selling prices resulted in improved selling, delivery and administrative expenses as a percent of net sales in fiscal 1997.

Included in fiscal 1996 were other charges of $9,500,000 ($5,738,000 and $.08 per basic and diluted share on an after-tax basis) resulting from a payment due a union-administered multi-employer pension plan which failed.

Based upon these factors, operating income for fiscal 1997 was $191,143,000, or 6.0% of net sales, a $112,385,000 and 142.7% increase over fiscal 1996's operating income of $78,758,000, or 2.7% of net sales.

Interest expense for fiscal 1997 was $22,592,000, a decrease of $6,718,000 from fiscal 1996. The lower expense reflects both lower average borrowing levels and lower interest rates.

The fiscal 1997 effective tax rate of 42.6%, as well as the fiscal 1996 rate of 51.4%, reflects the nondeductibility of amortization of various intangibles.

Reflecting the improved operations, net income for fiscal 1997 improved to $97,177,000, or $1.30 and $1.28 per basic and diluted share, respectively, up from $24,463,000, or $.35 per basic and diluted share, for fiscal 1996, a diluted earnings per share improvement of 266%. Per share amounts have been adjusted for a fiscal 1998 two-for-one stock split, as well as the fiscal 1998 adoption of SFAS No. 128.

CAPITAL RESOURCES AND LIQUIDITY

The Company's primary source of liquidity is cash provided by operations which totaled $201,622,000 for fiscal 1998, an increase of $5,449,000 over fiscal 1997's $196,173,000. This increase represents improved operations, offset by less favorable changes in working capital components. Cash generated by operations during fiscal 1998, along with additional bank borrowings of $35,000,000 and stock issuance proceeds of $10,630,000, was used to fund net capital expenditures of $93,651,000, common stock repurchases of $91,687,000, acquisitions of $43,743,000 and common stock dividends of $20,434,000.

For fiscal 1999, the Company anticipates cash needs of approximately $240,000,000, consisting of $95,000,000 of planned capital expenditures, $25,000,000 of required debt reduction, $20,000,000 of common stock dividends and approximately $100,000,000 for two recently announced acquisitions. Both of the acquisitions are subject to regulatory approval, with closing dates expected to shortly follow such approval. The Company expects these cash needs to be funded by ongoing operations, borrowing capacity under its existing bank credit facility and a new $125,000,000 short-term credit facility from a major bank. The short-term credit facility is expected to be replaced with a new senior debt issuance during the second quarter of fiscal 1999. In addition, the Company will continue to evaluate among its investment alternatives the repurchase of additional shares of its common stock under its stock repurchase program.

YEAR 2000 COMPLIANCE

The Company has been assessing the impact that the turn of the century will have on its internal computer systems for several years. The Company has developed an overall plan to evaluate and correct all date-related computer system issues by mid-summer of 1999. This evaluation and correction process has already been completed on a number of the Company's most critical systems, with testing of changes already in process. The Company is also in the process of communicating with significant suppliers and customers to ascertain the status of their year 2000 compliance programs.

Based upon efforts to date and the assumed continued implementation of its year 2000 compliance plan, the Company does not anticipate that year 2000 issues will significantly impact the business or that the costs associated with year 2000 compliance will have a material impact on future consolidated financial position, results of operations or cash flows of the Company.

NEW ACCOUNTING STANDARDS

See Note 2 to the Company's consolidated financial statements for discussions on new accounting standards relating to (1) other comprehensive income, (2) segment disclosures, (3) derivative instruments and hedging activities and (4) disclosures about pension and other postretirement benefit plans.

FORWARD-LOOKING STATEMENTS

The Company or its representatives may from time-to-time provide information, in either written or oral form, which contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. In receiving and reviewing such information, it should be kept in mind that forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those discussed or projected.
Factors which create these risks and uncertainties can be either internal to the Company or related to general external market conditions.

                         INTERSTATE BAKERIES CORPORATION
                            CONSOLIDATED BALANCE SHEET

                                                       (In Thousands)
                                                  May 30,           May 31,
                                                   1998              1997
                                                -----------       -----------
Assets
  Current assets:
    Accounts receivable, less allowance for
     doubtful accounts of $4,106,000
     ($4,577,000 in 1997)                       $  198,644        $  190,747
    Inventories                                     66,427            63,962
    Other current assets                            69,387            70,453
                                                ----------        ----------
      Total current assets                         334,458           325,162
                                                ----------        ----------
  Property and equipment:
    Land and buildings                             343,339           291,526
    Machinery and equipment                        849,671           784,910
                                                ----------        ----------
                                                 1,193,010         1,076,436
    Less accumulated depreciation                 (344,130)         (269,153)
                                                ----------        ----------
      Net property and equipment                   848,880           807,283
                                                ----------        ----------
  Intangibles                                      366,648           360,642
                                                ----------        ----------
                                                $1,549,986        $1,493,087
                                                ==========        ==========

Liabilities and Stockholders' Equity
  Current liabilities:
    Long-term debt payable within one year      $   25,000        $        -
    Accounts payable                               146,852           146,638
    Accrued expenses                               193,236           201,878
                                                ----------        ----------
      Total current liabilities                    365,088           348,516
                                                ----------        ----------
  Long-term debt                                   261,000           251,000
  Other liabilities                                236,506           230,967
  Deferred income taxes                            122,237           123,882
                                                ----------        ----------
      Total long-term liabilities                  619,743           605,849
                                                ----------        ----------
  Stockholders' equity:
    Preferred stock, par value $.01 per share;
     authorized - 1,000,000 shares; issued - none        -                 -
    Common stock, par value $.01 per share;
     authorized - 120,000,000 shares;
     issued - 79,126,000 shares
     (78,531,000 in 1997)                              791               785
    Additional paid-in capital                     539,359           528,735
    Retained earnings                              150,718            43,228
    Treasury stock, at cost - 6,382,000 shares
     (3,417,000 in 1997)                          (125,713)          (34,026)
                                                ----------        ----------
      Total stockholders' equity                   565,155           538,722
                                                ----------        ----------
                                                $1,549,986        $1,493,087
                                                ==========        ==========

                           See accompanying notes.

                          INTERSTATE BAKERIES CORPORATION
                          CONSOLIDATED STATEMENT OF INCOME


                                      (In Thousands, Except Per Share Data)
                                      52 Weeks       52 Weeks      52 Weeks
                                        Ended          Ended         Ended
                                       May 30,        May 31,       June 1,
                                        1998           1997          1996
                                     ----------     ----------    ----------
Net sales                            $3,265,842     $3,212,431    $2,878,180
                                     ----------     ----------    ----------
Cost of products sold                 1,541,920      1,566,265     1,453,191
Selling, delivery and
 administrative expenses              1,389,627      1,352,026     1,236,586
Other charges                                 -              -         9,500
Depreciation and amortization           102,703        102,997       100,145
                                     ----------     ----------    ----------
                                      3,034,250      3,021,288     2,799,422
                                     ----------     ----------    ----------
Operating income                        231,592        191,143        78,758
                                     ----------     ----------    ----------
Other income                               (594)          (747)         (887)
Interest expense                         18,624         22,592        29,310
                                     ----------     ----------    ----------
                                         18,030         21,845        28,423
                                     ----------     ----------    ----------
Income before income taxes              213,562        169,298        50,335
Provision for income taxes               85,638         72,121        25,872
                                     ----------     ----------    ----------

Net income                           $  127,924     $   97,177    $   24,463
                                     ==========     ==========    ==========

Earnings per share:
  Basic                              $     1.74     $     1.30    $      .35
                                     ==========     ==========    ==========
  Diluted                            $     1.71     $     1.28    $      .35
                                     ==========     ==========    ==========

                            See accompanying notes.

                    INTERSTATE BAKERIES CORPORATION
                  CONSOLIDATED STATEMENT OF CASH FLOWS


                                                    (In Thousands)
                                            52 Weeks    52 Weeks    52 Weeks
                                              Ended       Ended       Ended
                                             May 30,     May 31,     June 1,
                                              1998        1997        1996
                                            --------    --------    --------
Cash flows from operating activities:
  Net income                                $127,924    $ 97,177    $ 24,463
  Depreciation and amortization              102,703     102,997     100,145
  Other                                      (12,226)     (7,171)     (4,468)
  Change in operating assets
   and liabilities:
    Accounts receivable                          507     (11,209)     (5,958)
    Inventories                               (1,042)      3,292        (233)
    Other current assets                       1,121      (1,761)    (10,497)
    Accounts payable and accrued expenses    (17,365)     12,848      60,934
                                            --------    --------    --------
      Cash from operating activities         201,622     196,173     164,386
                                            --------    --------    --------

Cash flows from investing activities:
  Acquisitions                               (43,743)    (43,618)   (225,912)
  Additions to property and equipment        (97,664)    (78,418)    (47,658)
  Sale of assets                               4,013      19,291       1,945
  Other                                        2,263        (521)       (697)
                                            --------    --------    --------
      Cash from investing activities        (135,131)   (103,266)   (272,322)
                                            --------    --------    --------
Cash flows from financing activities:
  Reduction of long-term debt                      -    (126,205)   (134,030)
  Addition to long-term debt                  35,000      52,000     245,000
  Common stock dividends paid                (20,434)    (19,857)    (16,342)
  Stock option exercise proceeds and
   related tax benefits                       10,630      13,636      11,339
  Acquisition of treasury stock              (91,687)    (12,481)       (519)
  Other                                            -           -      (1,238)
                                            --------    --------    --------
      Cash from financing activities         (66,491)    (92,907)    104,210
                                            --------    --------    --------
Change in cash and cash equivalents                -           -      (3,726)

Cash and cash equivalents:
  Beginning of period                              -           -       3,726
                                            --------    --------    --------
  End of period                             $      -    $      -    $      -
                                            ========    ========    ========
Cash payments made:
  Interest                                  $ 19,859    $ 22,226    $ 28,710
  Income taxes                                84,009      63,402      24,162

                            See accompanying notes.

                                  INTERSTATE BAKERIES CORPORATION
                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                             (In Thousands)
                               Common
                            Stock Issued                                   Treasury Stock
                           ---------------                  Retained    ------------------
                           Number             Additional    Earnings    Number
                             of       Par      Paid-in    (Accumulated    of
                           Shares    Value     Capital       Deficit)   Shares     Cost
                           ------    -----    ----------  ------------  ------- ----------
Balance June 3, 1995       42,113     $421     $260,855     $(42,213)   (2,843) $ (21,026)
Net income                      -        -            -       24,463         -          -
Shares issued for an
 acquisition               33,846      339      242,931            -         -          -
Stock options exercised
 and related tax benefits   1,511       15       11,323            -         -          -
Dividends paid -
 $.25 per share                 -        -            -      (16,342)        -          -
Treasury stock acquired         -        -            -            -       (55)      (519)
                           ------     ----     --------     --------    ------  ---------
Balance June 1, 1996       77,470      775      515,109      (34,092)   (2,898)   (21,545)
Net income                      -        -            -       97,177         -          -
Stock options exercised
 and related tax benefits   1,061       10       13,626            -         -          -
Dividends paid -
 $.27 per share                 -        -            -      (19,857)        -          -
Treasury stock acquired         -        -            -            -      (519)   (12,481)
                           ------     ----     --------     --------    ------  ---------
Balance May 31, 1997       78,531      785      528,735       43,228    (3,417)   (34,026)
Net income                      -        -            -      127,924         -          -
Stock options exercised
 and related tax benefits     595        6       10,624            -         -          -
Dividends paid -
 $.28 per share                 -        -            -      (20,434)        -          -
Treasury stock acquired         -        -            -            -    (2,965)   (91,687)
                           ------     ----     --------     --------    ------  ---------
Balance May 30, 1998       79,126     $791     $539,359     $150,718    (6,382) $(125,713)
                           ======     ====     ========     ========    ======  =========

                             See accompanying notes.

                    INTERSTATE BAKERIES CORPORATION
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. Acquisitions

On January 4, 1998, Interstate Bakeries Corporation (the "Company") acquired the assets of the John J. Nissen Baking companies ("Nissen"), a major baker and distributor of fresh bread to the New England region. Nissen had annual net sales of approximately $115 million and employed 1,000 people at three bakery locations. The acquisition has been accounted for as a purchase.

On March 29, 1997, the Company purchased the assets comprising the San Francisco French Bread Company ("SFFB") from Metz Baking Company. SFFB produced and distributed sourdough bread and rolls throughout Northern California and in the San Diego area, had net sales in calendar 1996 of approximately $95 million and employed 1,100 people at five bakery locations. In addition, in April 1997, the Company acquired the right to use the "Marie Callender's" trademark in conjunction with the manufacture, marketing, distribution and sale of croutons. These acquisitions were accounted for as purchases.

On July 22, 1995, the Company acquired Continental Baking Company ("CBC") from Ralston Purina Company ("RPC") for a total purchase price of $220,000,000 in cash and 33,846,154 shares of the Company's common stock. CBC was the nation's largest wholesale baking company with annual sales of approximately $2 billion and 21,000 employees at 36 bakery locations. As a result of the acquisition, RPC currently owns approximately 42% of the Company's common stock. On July 29, 1997, RPC issued $479,954,000 of 7% Stock Appreciation Income Linked Securities, which are exchangeable at maturity, at the option of RPC, for cash or up to 15,498,000 shares of the Company's common stock. Under terms of a shareholder agreement, RPC's holdings of the Company's common stock must be less than 15% of the outstanding shares within five years of the acquisition.

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
                                                     =========

The pro forma unaudited consolidated results of operations as though CBC had been acquired as of the beginning of fiscal 1996 are as follows:

                                    (In Thousands, Except
                                       Per Share Data)

                                           52 Weeks
                                             Ended
                                            June 1,
                                             1996
                                          ----------
          Net sales                       $3,140,501
          Net income                          25,830
          Earnings per share:
            Basic                                .35
            Diluted                              .35

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

The components of inventories are as follows:

                                      (In Thousands)
                                    May 30,    May 31,
                                     1998       1997
                                   --------   --------
    Ingredients and packaging       $43,534    $43,195
    Finished goods                   16,996     14,420
    Other                             5,897      6,347
                                    -------    -------
                                    $66,427    $63,962
                                    =======    =======

Property and equipment - Property and equipment are recorded at cost and depreciated over estimated useful lives of 4 to 35 years, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

Depreciation expense was $91,296,000, $89,507,000 and $85,747,000 for fiscal 1998, 1997 and 1996, respectively. Interest cost capitalized as part of the construction cost of capital assets was $1,707,000 and $555,000 in fiscal 1998 and 1997, respectively.
Intangibles - Included in intangibles, which are being amortized using the straight-line method, are the following:

                                                      (In Thousands)
                                                   May 30,      May 31,
                                     Life           1998         1997
                                  -----------     --------     --------
    Licenses and patents              9 years     $  2,510     $  2,510
    Trademarks and tradenames     25-40 years      144,555      123,831
    Excess of purchase cost over
     net assets acquired             40 years      296,473      301,529
    Deferred financing cost
     and other-net              Term of loans        7,505        6,055
                                                  --------     --------
                                                   451,043      433,925
    Accumulated amortization                       (84,395)     (73,283)
                                                  --------     --------
    Net intangibles                               $366,648     $360,642
                                                  ========     ========

Long-lived assets - Impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or disposal based upon a review of expected undiscounted cash flows. The Company currently expects the carrying amounts to be fully recoverable.

Interest rate swap agreements - The Company has from time to time entered into interest rate swaps with major banks to manage the balance of variable versus fixed rate debt based upon current and anticipated future market conditions. The differential to be paid or received is recognized over the term of the swap agreements as a component of interest expense. The risk associated with these agreements is limited to the cost of replacing these agreements at current market rates.

Statement of cash flows - For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Stock split - On September 23, 1997, the shareholders of the Company approved an increase in the number of authorized common shares to 120,000,000. On the same day, the Company's Board of Directors declared a two-for-one stock split effected in the form of a stock dividend payable November 3, 1997 to stockholders of record on October 15, 1997. All share and per share amounts have been adjusted to reflect this stock split.

Earnings per share - During the third quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 replaces primary earnings per share with a dual presentation of basic and diluted earnings per share. Earnings per share amounts for prior periods have been restated in accordance with the new standard. Following is a reconciliation between basic and diluted weighted average shares outstanding used in the Company's earnings per share computations:
                                         (In Thousands)

                               52 Weeks     52 Weeks     52 Weeks
                                 Ended        Ended        Ended
                                May 30,      May 31,      June 1,
                                 1998         1997         1996
                               --------     --------     --------
Basic weighted average
 common shares outstanding      73,512       74,928       69,202

Effect of dilutive stock
 compensation                    1,333        1,272          766
                                ------       ------       ------
Diluted weighted average
 common shares outstanding      74,845       76,200       69,968
                                ======       ======       ======

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

New accounting standards - During fiscal 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Based upon a preliminary review of the provisions of these standards, the Company believes that they will have no impact on its financial statements, upon adoption in fiscal 1999.

SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," was issued by the FASB in February 1998. This statement revises employers' disclosures about pension and other postretirement benefit plans, but does not change the measurement or recognition of such plans. This statement is effective for fiscal years beginning after December 15, 1997, including restatement of prior periods provided for comparative purposes. The Company will adopt SFAS No. 132 in fiscal 1999.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued by the FASB in June 1998. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all quarters of fiscal years beginning after June 15, 1999. The Company believes that the adoption of the provisions of SFAS No. 133 will not have a material effect on its financial statements, based on current activities.

3.  Debt

Long-term debt consists of the following:

                                      (In Thousands)
                                    May 30,    May 31,
                                     1998       1997
                                   --------   --------
Bank borrowing -
  Revolving credit loans(a)        $207,000   $172,000
Senior notes (b)                     79,000     79,000
                                   --------   --------
                                    286,000    251,000
Less amounts payable
 within one year                    (25,000)         -
                                   --------   --------
                                   $261,000   $251,000
                                   ========   ========

(a) Represents borrowings under an unsecured $350,000,000 revolving credit facility, including up to $150,000,000 available for letters of credit (with an unused amount of $65,000,000 at May 30, 1998), maturing in February 2002. The outstanding borrowings bear interest at variable rates generally equal to the London Interbank Offered Rate (LIBOR) plus from .20% to .63% (.20% at May 30, 1998), depending on certain financial ratios. The Company also pays a fee of between .08% and .23% (.08% at May 30, 1998) on the unused portion of the revolving credit facility. The overall weighted average interest rate on the bank borrowings was 5.96% and 6.08% at May 30, 1998 and May 31, 1997, respectively.

The credit facility agreement contains covenants which, among other matters
(i) limit the Company's ability to incur indebtedness, merge, consolidate and acquire or sell assets, (ii) require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage and (iii) limit the payment of cash dividends on common stock and common stock repurchases to a total of $78,000,000 plus 75% of aggregate consolidated net income after fiscal 1995, with availability of $103,853,000 at May 30, 1998.

(b) Represents 10.00% notes due in annual installments from July 1998 to July 2000. The note agreement includes covenants mirroring those of the bank credit agreement.

The fair value of the senior notes, described in (b) above, is estimated at $83,500,000 and $83,800,000 as of May 30, 1998 and May 31, 1997, respectively, based upon rates available for debt with similar terms. The Company believes, based upon current terms, that the carrying value of all other long-term debt approximates fair value.

The scheduled repayment of long-term debt is as follows:

               Fiscal Years Ending      (In Thousands)
               -------------------      --------------
                      1999                 $ 25,000
                      2000                   25,000
                      2001                   29,000
                      2002                  207,000
                                           --------
                                           $286,000
                                           ========

Subsequent to year end, the Company obtained a new $125,000,000 short-term credit facility from a major bank. The short-term credit facility is expected to be replaced with a new senior debt issuance during the second quarter of fiscal 1999.

4.  Commitments and Contingencies

Future minimum rental commitments for all noncancelable operating leases, exclusive of taxes and insurance, are as follows:

             Fiscal Years Ending        (In Thousands)
             -------------------        --------------
                    1999                   $ 53,600
                    2000                     44,310
                    2001                     35,424
                    2002                     24,904
                    2003                     14,329
                 Thereafter                  23,185
                                           --------
                                           $195,752
                                           ========

Net rental expense under operating leases was $60,350,000, $53,792,000 and $49,955,000 for fiscal 1998, 1997 and 1996, respectively. The majority of the operating leases contain renewal options for varying periods. Certain leases include purchase options during or at the end of the lease term.

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

5.  Income Taxes

The reconciliation of the provision for income taxes to the statutory federal rate is as follows:

                              52 Weeks    52 Weeks    52 Weeks
                                Ended       Ended       Ended
                               May 30,     May 31,     June 1,
                                1998        1997        1996
                              --------    --------    --------
Statutory federal tax           35.0%       35.0%       35.0%
State income tax                 4.9         5.1         5.6
Intangibles amortization         1.1         2.0         9.6
Other                           (0.9)        0.5         1.2
                                ----        ----        ----
                                40.1%       42.6%       51.4%
                                ====        ====        ====

The components of the provision for income taxes are as follows:

                                       (In Thousands)
                              52 Weeks    52 Weeks    52 Weeks
                                Ended       Ended       Ended
                               May 30,     May 31,     June 1,
                                1998        1997        1996
                              --------    --------    --------
Current:
  Federal                     $64,449     $54,057     $22,426
  State                        13,811      11,789       4,906
                              -------     -------     -------
                               78,260      65,846      27,332
                              -------     -------     -------
Deferred:
  Federal                       5,176       4,985        (561)
  State                         2,202       1,290        (899)
                              -------     -------     -------
                                7,378       6,275      (1,460)
                              -------     -------     -------
                              $85,638     $72,121     $25,872
                              =======     =======     =======

Temporary differences and carryforwards which give rise to the deferred income tax assets and liabilities are as follows:

                                         (In Thousands)
                                      May 30,       May 31,
                                       1998          1997
                                     --------      --------
Deferred tax asset:
  Payroll and benefits accruals      $ 19,046      $ 19,404
  Self-insurance reserves              15,224        16,355
  Other                                17,563        25,098
  Valuation allowance                       -             -
                                     --------      --------
                                     $ 51,833      $ 60,857
                                     ========      ========
Deferred tax liability:
  Property and equipment             $150,476      $154,559
  Intangibles                          48,986        43,191
  Self-insurance reserves             (33,412)      (37,241)
  Payroll and benefits accruals       (39,250)      (37,686)
  Environmental accruals               (9,407)       (9,392)
  Other                                 4,844        10,451
                                     --------      --------
                                     $122,237      $123,882
                                     ========      ========

6.  Employee Benefit Plans

The 1991 Employee Stock Purchase Plan, which is noncompensatory, allows all eligible employees to purchase common stock of the Company. The common stock can be either issued by the Company at market prices or purchased on the open market. At May 30, 1998, 232,000 shares were authorized but not issued under this plan.

The Company sponsors a defined contribution retirement plan for eligible employees not covered by union plans. Contributions are based upon a percentage of annual compensation plus a percentage of voluntary employee contributions. Retirement expense related to this plan was $16,134,000, $15,543,000 and $15,301,000 for fiscal 1998, 1997 and 1996, respectively.

There are also in effect numerous negotiated pension plans covering employees participating by reason of union contracts. Expense for these plans was $97,442,000, $88,971,000 and $78,378,000 for fiscal 1998, 1997 and 1996, respectively.

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

The components of the net postretirement benefit expense are as follows:

                                                 (In Thousands)
                                       52 Weeks     52 Weeks     52 Weeks
                                         Ended        Ended        Ended
                                        May 30,      May 31,      June 1,
                                         1998         1997         1996
                                       --------     --------     --------
     Service cost                       $2,146       $2,237       $1,209
     Interest cost                       6,791        6,977        5,850
     Amortization of unrecognized
      prior service cost                   297          292          115
     Amortization of unrecognized
      net(gain)loss                       (316)         429          135
                                        ------       ------       ------
     Net postretirement benefit
      expense                           $8,918       $9,935       $7,309
                                        ======       ======       ======

The status of the Company's unfunded postretirement benefit obligation is as follows:
                                       (In Thousands)
                                    May 30,      May 31,
                                     1998         1997
                                    -------      -------
     Retirees                       $57,107      $58,915
     Fully eligible active
      plan participants              16,113       15,098
     Other active plan
      participants                   17,034       17,867
                                    -------      -------
     Accumulated postretirement
      benefit obligation(APBO)       90,254       91,880
     Unrecognized prior service
      cost                           (2,743)      (2,711)
     Unrecognized net gain(loss)
      from assumption changes         2,718       (2,610)
                                    -------      -------
     Accrued postretirement
      benefit                        90,229       86,559
     Less current portion            (7,650)      (7,450)
                                    -------      -------
     APBO included in other
      liabilities                   $82,579      $79,109
                                    =======      =======

In determining the APBO, the weighted average discount rate was assumed to be 8.0% for fiscal 1998, 1997 and 1996. The assumed health care cost trend rate for fiscal 1998 was 9.0%, declining gradually to 6.5% over the next 7 years and to 5.5% after 16 years. A 1.0% increase in this assumed health care cost trend rate would increase the service and interest cost components of the net postretirement benefit expense for fiscal 1998 by approximately $1,038,000, as well as increase the May 30, 1998 APBO by approximately $8,148,000.

The Company also participates in a number of multi-employer plans which provide postretirement health care benefits to substantially all union employees not covered by Company-administered plans. Amounts reflected as benefit cost and contributed to such plans, including amounts related to health care benefits for active employees, totaled $142,368,000, $134,917,000 and $123,867,000 in fiscal 1998, 1997 and 1996, respectively.

7.  Stock-Based Compensation

The 1996 Stock Incentive Plan (the "Plan") allows the Company to grant to employees and directors various stock awards, including stock options, which are granted at prices not less than the fair market value at the date of grant, and restricted stock. A maximum of 13,683,000 shares were approved to be issued under the Plan. At May 30, 1998, shares totaling 5,007,000 were authorized but not awarded under the Plan.

The stock options may be granted over a period not to exceed 10 years and generally vest from one to three years from the date of grant. The changes in outstanding options are as follows:

                                                 Weighted Average
                                  Shares          Exercise Price
                               Under Option          Per Share
                               ------------      ----------------
      Balance June 3, 1995      3,176,000             $ 7.37
      Issued                      503,000              10.30
      Surrendered                (122,000)             10.25
      Exercised                (1,496,000)              7.58
                                ---------             ------
      Balance June 1, 1996      2,061,000               7.76
      Issued                    2,246,000              18.50
      Surrendered                 (38,000)             16.71
      Exercised                (1,040,000)              7.83
                                ---------             ------
      Balance May 31, 1997      3,229,000              15.10
      Issued                    2,648,000              33.90
      Surrendered                 (63,000)             22.39
      Exercised                  (553,000)             12.17
                                ---------             ------
      Balance May 30, 1998      5,261,000             $24.78
                                =========             ======

Stock options outstanding and exercisable at May 30, 1998 are as follows:

                                                              Weighted Average
                                           Weighted Average       Remaining
Range of Exercise             Shares        Exercise Price    Contractual Life
Prices Per Share           Under Option        Per Share          In Years
-----------------          ------------    ----------------   ----------------
Outstanding:
 $ 6.13 - $10.63              703,000           $ 7.86              6.2
  18.50 -  18.50            1,926,000            18.50              8.3
  33.28 -  33.91            2,632,000            33.90              9.3
----------------            ---------           ------              ---
 $ 6.13 - $33.91            5,261,000           $24.78              8.5
----------------            ---------           ------              ---

Exercisable:
 $ 6.13 - $10.63              703,000           $ 7.86
  18.50 -  18.50              596,000            18.50
  33.28 -  33.91              140,000            33.91
----------------            ---------           ------
 $ 6.13 - $33.91            1,439,000           $14.80
----------------            ---------           ------

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB25"), and related interpretations in accounting for the Plan, and, therefore, no compensation expense has been recognized for stock options issued under the Plan. For companies electing to continue the use of APB25, SFAS No. 123, "Accounting for Stock-Based Compensation," requires proforma disclosures determined through the use of an option-pricing model as if the provisions of SFAS No. 123 had been adopted.

The weighted average fair value at date of grant for options granted during fiscal 1998, 1997 and 1996 was $11.94, $6.48 and $3.32 per share, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                     1998       1997       1996
                                     ----       ----       ----
Expected dividend yield               .9%       1.0%       1.0%
Expected volatility                 27.2%      26.5%      27.9%
Risk-free interest rate              6.0%       6.4%       5.9%
Expected term in years                  4          4          4

If the Company had adopted the provisions of SFAS No. 123, the impact on reported net income and earnings per share would have been as follows:

                             52 Weeks       52 Weeks       52 Weeks
                               Ended          Ended          Ended
                              May 30,        May 31,        June 1,
                               1998           1997           1996
                             --------       --------       --------
Net income (in thousands)    $11,242        $ 4,050        $   565
Earning per share:
  Basic                          .15            .05            .01
  Diluted                        .15            .05            .01

During fiscal 1998, the Company also awarded 200,000 shares of restricted stock under the Plan, with a weighted average fair value at the date of grant of $33.91 per share. These restricted shares vest ratably after one, two and three years of continued employment. Compensation expense related to this award was $1,565,000 for fiscal 1998.

At May 30, 1998, 10,700,000 total shares of common stock were reserved for issuance under various employee benefit plans.

8.  Accrued Expenses and Other Liabilities

Included in accrued expenses are the following:

                                               (In Thousands)
                                             May 30,     May 31,
                                              1998        1997
                                            --------    --------
     Payroll, vacation and other
      compensation                          $64,065     $64,454
     Self-insurance reserves                 54,256      53,160
     Pension and welfare                     36,832      34,372
     Taxes other than income                 20,928      21,306

Included in other liabilities are the following:

                                               (In Thousands)
                                             May 30,     May 31,
                                              1998        1997
                                            --------    --------

     Self-insurance reserves                $86,182     $95,819
     Accrued postretirement benefit          82,579      79,109

9.  Other Charges

The Company incurred $9,500,000 of other charges in fiscal 1996 as the result of a payment due a union-administered multi-employer pension plan which failed.

10.  Subsequent Events

On June 12, 1998, the Company signed an agreement to acquire the My Bread Co. ("My Bread") operation in New Bedford, Massachusetts, from The Earthgrains Company, in exchange for its Grand Junction, Colorado bakery and an additional cash payment. My Bread has annual sales of approximately $37 million and employs over 400 people.

On June 23, 1998, the Company agreed to acquire the Drake baking operation in Wayne, New Jersey ("Drake's") from Culinar, Inc. Drake's employs over 800 people, sells cake products throughout the northeastern United States and has annual sales of approximately $115 million.

Both of these acquisitions are subject to regulatory approval, with closing dates expected to shortly follow such approval.

11.  Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the fiscal years ended May 30, 1998 and May 31, 1997 is as follows (each quarter represents a period of twelve weeks except the third quarters, which cover sixteen weeks):

                                (In Thousands, Except Per Share Data)
                              First       Second      Third      Fourth
                             --------    --------    --------   --------
1998
  Net sales                  $763,719    $754,167    $964,778   $783,178
  Cost of products sold       362,155     352,130     457,054    370,581
  Operating income             54,755      62,246      55,894     58,697
  Net income                   29,880      34,247      29,871     33,926
  Earnings per share:
    Basic                         .40         .47         .41        .46
    Diluted                       .39         .46         .40        .46


1997
  Net sales                  $753,625    $758,378    $945,258   $755,170
  Cost of products sold       374,139     365,865     465,891    360,370
  Operating income             38,735      51,126      46,268     55,014
  Net income                   18,667      26,242      22,629     29,639
  Earnings per share:
    Basic                         .25         .35         .30        .39
    Diluted                       .25         .35         .30        .39

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Board of Directors and Stockholders
Interstate Bakeries Corporation

We have audited the accompanying consolidated balance sheets of Interstate Bakeries Corporation and its subsidiaries as of May 30, 1998 and May 31, 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended May 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Interstate Bakeries Corporation and its subsidiaries as of May 30, 1998 and May 31, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended May 30, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
July 15, 1998