Form 10-K, Exhibit 13
period 1999-05-29
INTERSTATE BAKERIES CORP/DE/
filed 1999-08-20
CIK 829499

FINANCIAL HIGHLIGHTS
--------------------


                                (In Thousands, Except Per Share Data)
                                52 Weeks      52 Weeks      52 Weeks
                                  Ended         Ended         Ended
                                 May 29,       May 30,       May 31,
                                  1999          1998          1997
                              ------------  ------------  ------------
Statement of Income

Net sales                      $3,459,377    $3,265,842    $3,212,431
Operating income                  224,477       231,592       191,143
  % of net sales                     6.5%          7.1%          6.0%
Net income                     $  126,155    $  127,924    $   97,177
  % of net sales                     3.6%          3.9%          3.0%

Per common share(1):
  Net income (diluted basis)   $     1.74    $     1.71    $     1.28
  Book value                         8.60          7.77          7.17
  Common stock dividends              .28           .28           .27

Average diluted shares
  outstanding (1)                  72,483        74,845        76,200




                                 May 29,       May 30,       May 31,
                                  1999          1998          1997
                              ------------  ------------  ------------
Balance Sheet

Total assets                   $1,680,775    $1,549,986    $1,493,087
Long-term debt                    369,000       261,000       251,000
Stockholders' equity              603,803       565,155       538,722
Debt to total capital               37.9%         31.6%         31.8%


(1) All per share and average shares outstanding amounts reflect a November 1997 two-for-one stock split.

[This page includes 4 bar graphs which depict net sales, operating income, earnings per share and stockholders' equity for fiscal 1997, 1998 and 1999. All numbers presented in these graphs are included in tabular form above.]

COMMON STOCK INFORMATION
------------------------

The Company's common stock is listed on the New York Stock Exchange and is traded under the symbol IBC. The table below presents the high and low sales prices for the stock and cash dividends paid during fiscal 1999 and 1998:

                                      Stock Price
        Fiscal                    ---------------------      Cash
         Year        Quarter        High         Low       Dividends
        ------      ---------     --------     --------   ------------

         1999           1         $34.8125     $24.8750      $.0700
                        2          34.0625      25.0000       .0700
                        3          27.1875      23.2500       .0700
                        4          23.5625      21.1875       .0700


         1998           1          32.1875      27.3125       .0675
                        2          36.7813      28.7813       .0700
                        3          37.3750      32.0000       .0700
                        4          33.6250      30.1875       .0700

The Company had approximately 6,000 shareholders on May 29, 1999.
                                      -1-

                                         INTERSTATE BAKERIES CORPORATION
                                       FIVE-YEAR SUMMARY OF FINANCIAL DATA

                                                 (In Thousands, Except Per Share Data)
                                  52 Weeks       52 Weeks       52 Weeks        52 Weeks       53 Weeks
                                    Ended          Ended          Ended           Ended          Ended
                                   May 29,        May 30,        May 31,         June 1,        June 3,
                                    1999           1998           1997           1996<2>         1995
                                -----------     -----------    -----------     -----------    -----------
Statement of Income
 Net sales                      $3,459,377      $3,265,842     $3,212,431      $2,878,180     $1,222,779
 Operating income                  224,477         231,592        191,143          78,758<3>      57,293
   % of net sales                     6.5%            7.1%           6.0%            2.7%           4.7%

 Net income                     $  126,155      $  127,924     $   97,177      $   24,463<3>  $   20,697
   % of net sales                     3.6%            3.9%           3.0%             .8%           1.7%

 Earnings per share:
   Basic <1>                    $     1.76      $     1.74     $     1.30      $      .35<3>  $      .53
   Diluted <1>                        1.74            1.71           1.28             .35<3>         .53

 Common stock dividends
     per share <1>                     .28             .28            .27             .25            .25
 Weighted average common
  shares outstanding:
   Basic <1>                        71,662          73,512         74,928          69,202         39,278
   Diluted <1>                      72,483          74,845         76,200          69,968         39,414

Balance Sheet
  Total assets                  $1,680,775      $1,549,986     $1,493,087      $1,486,460     $  598,441
  Long-term debt, excluding
   current maturities              369,000         261,000        251,000         303,651        212,205
  Stockholders' equity             603,803         565,155        538,722         460,247        198,037
  Debt to total capital              37.9%           31.6%          31.8%           39.8%          51.7%

<F1> All per share and average shares outstanding amounts reflect a November 1997 two-for-one stock split.

<F2> Fiscal 1996 includes the operations of Continental Baking Company for 45 weeks from its acquisition on
     July 22, 1995.

<F3> Fiscal 1996 includes a charge of $9,500,000 ($5,738,000 and $.08 per basic and diluted share on an after-tax basis) resulting from a payment due a union-administered, multi-employer pension plan which failed.

                 MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Fiscal 1999 Compared With Fiscal 1998

Net sales for the fifty-two weeks ended May 29, 1999 were $3,459,377,000, an increase of $193,535,000 and 5.9% over net sales of $3,265,842,000 for the fifty-two weeks ended May 30, 1998. Excluding the effect of acquisitions and dispositions, net sales increased approximately 1.3% for the year. This adjusted increase reflects slight gains in branded unit volume, as well as narrowly higher selling prices realized during the latter part of the year.

Fiscal 1999's gross profit was $1,823,994,000, or 52.7% of net sales, up $100,072,000 from gross profit of $1,723,922,000, or 52.8% of net sales, in fiscal 1998. This stable margin performance reflects slightly lower ingredient costs for fiscal 1999, offset by higher labor and labor-related costs, as well as higher production-related costs of acquired operations.

Selling, delivery and administrative expenses totaled $1,489,472,000, or 43.1% of net sales, for fiscal 1999 compared to $1,389,627,000, or 42.6% of net sales, in fiscal 1998. This unfavorable variance was attributable to higher selling, delivery and administrative expenses, primarily labor and labor-related costs, as a percentage of net sales associated with acquired operations.

Depreciation and amortization increased $7,342,000, or 7.1%, to $110,045,000 in fiscal 1999 from $102,703,000 in fiscal 1998. This increase resulted from acquisitions, as well as the start-up of operations in the new Biddeford, Maine, and Northwood, Ohio, bakeries.

Based upon these factors, operating income for fiscal 1999 was $224,477,000, or 6.5% of net sales, a $7,115,000 decrease from fiscal 1998's operating income of $231,592,000, or 7.1% of net sales.

Interest expense for fiscal 1999 was $23,113,000, an increase of $4,489,000, or 24.1%, from fiscal 1998. Fiscal 1999's interest expense reflects higher average borrowing levels, primarily due to acquisitions, partially offset by lower average interest rates and increased interest capitalized on major capital projects.

The fiscal 1999 effective tax rate of 37.5%, as well as the fiscal 1998 rate of 40.1%, approximate the overall federal and state statutory rates.

Reflecting these results, net income for fiscal 1999 was $126,155,000, or $1.76 and $1.74 per basic and diluted share, respectively, compared to $127,924,000, or $1.74 and $1.71 per basic and diluted share, respectively, for fiscal 1998.

Fiscal 1998 Compared With Fiscal 1997

Net sales for the fifty-two weeks ended May 30, 1998 were $3,265,842,000, increasing $53,411,000 and 1.7% over net sales of $3,212,431,000 for the fifty-two weeks ended May 31, 1997. Excluding the impact of acquisitions and dispositions, net sales for fiscal 1998 were up only slightly over fiscal 1997. Selling prices remained relatively steady, as did overall unit volume. Branded units, after adjusting for acquisitions and dispositions, were up slightly more than 1% while non-branded units were down due to an emphasis on selling higher-margin, branded products.

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

The fiscal 1998 effective tax rate of 40.1% approximated the statutory rate, while the fiscal 1997 rate of 42.6% reflected the nondeductibility of amortization of various intangibles.

Based upon these overall results, net income for fiscal 1998 increased $30,747,000, or 31.6%, to $127,924,000 from $97,177,000 in fiscal 1997.
Reflecting this increase, basic earnings per share improved 33.8% to $1.74 per share in fiscal 1998 from $1.30 per share in fiscal 1997, while diluted earnings per share improved 33.6% to $1.71 per share from $1.28 per share. Fiscal 1997 per share amounts were adjusted for a two-for-one stock split effected in the form of a stock dividend paid November 3, 1997, as well as the fiscal 1998 adoption of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share".

CAPITAL RESOURCES AND LIQUIDITY

The Company's primary source of liquidity is cash provided by operations which totaled $187,541,000 for fiscal 1999, a decrease of $14,081,000 from fiscal 1998's $201,622,000. This decrease was primarily due to higher working capital requirements. Cash generated by operations during fiscal 1999, along with net additional long-term borrowings of $108,000,000 and stock issuance proceeds of $9,726,000, was used to fund net capital expenditures of $100,413,000, common stock repurchases of $77,167,000, acquisitions of $106,180,000 and common stock dividends of $20,066,000.

For fiscal 2000, the Company anticipates cash needs of approximately $130,000,000, consisting of $85,000,000 of planned capital expenditures, $25,000,000 of required debt reduction and $20,000,000 of common stock dividends. The Company expects its fiscal 2000 cash needs to be funded by ongoing operations and borrowing capacity under its existing bank credit facility.

In addition, the Company will continue to evaluate among its investment alternatives the repurchase of additional shares of its common stock under its stock repurchase program.

YEAR 2000 COMPLIANCE

The Company is continuing to assess the impact that the turn of the century will have on its internal computer systems and overall operations. The Company has developed and is well into implementing a Company-wide Year 2000 plan (the "Plan"). The Plan consists of three major focus areas: information-technology ("IT") systems, critical corporate support areas and bakery critical systems and processes. The corporate and bakery focus areas are comprised of primarily non-IT systems and third-party considerations. The tasks common to each of these areas of focus are: (i) inventory and prioritization of all critical Year 2000 issues, (ii) assessment of compliance, (iii) remediation, (iv) testing and (v) design and implementation of contingency and business continuation plans.

The IT systems area focuses on the Company's internal computer hardware and software systems. All hardware, operating systems and business critical software programs have been remediated and the Company is currently in the final stages of testing for all operationally critical systems, replacement of personal computer hardware and software and development of contingency and business continuation plans for IT systems support. These final procedures should be completed by the end of September 1999.

All corporate support departments and bakery facilities have completed their inventory, assessment and remediation efforts with regard to all non-IT systems which include any hardware, software and associated embedded computer technologies that are used to operate Company facilities, equipment and other activities. The Company continues its efforts to test these non-IT systems and develop appropriate contingency plans with an estimated completion date for this phase of the Plan by the end of September 1999.

The Company, through its corporate support departments and individual bakery facilities, has identified, prioritized and is continuing to communicate with all critical business partners, including all third-party suppliers of goods and services, to ascertain the status of their Year 2000 compliance programs. The Company intends to monitor the progress of these critical third parties and test critical system interfaces, where appropriate.

The Company does not anticipate that the Year 2000 issues related to internally-controllable systems will significantly impact the overall business operations or financial results of the Company. However, the Company could face significant disruptions in business operations and financial losses if certain business-critical third parties, such as utility providers, telecommunication systems, transportation service providers or certain government entities, do not successfully complete their Year 2000 remediation plans. The Company is currently in the process of identifying and developing contingency plans for the most reasonably likely worst case scenarios. The Company expects to complete its analysis and contingency planning by September 1999.

The total cost of the Company's Plan is not expected to be material to the Company's financial position. The estimated total cost of the Plan is not expected to exceed $5 million, and is being funded through normal operating cash flows of the Company.

PENDING ACCOUNTING STANDARD

See Note 2 to the Company's consolidated financial statements for discussion regarding the pending accounting standard relating to derivative instruments and hedging activities.

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

                         INTERSTATE BAKERIES CORPORATION
                            CONSOLIDATED BALANCE SHEET
                                                       (In Thousands)
                                                  May 29,           May 30,
                                                   1999              1998
                                                -----------       -----------
Assets
  Current assets:
    Accounts receivable, less allowance for
     doubtful accounts of $4,240,000
     ($4,106,000 in 1998)                       $  216,984        $  198,644
    Inventories                                     65,861            66,427
    Other current assets                            65,905            69,387
                                                ----------        ----------
      Total current assets                         348,750           334,458
                                                ----------        ----------
  Property and equipment:
    Land and buildings                             385,495           343,339
    Machinery and equipment                        942,748           849,671
                                                ----------        ----------
                                                 1,328,243         1,193,010
    Less accumulated depreciation                 (425,327)         (344,130)
                                                ----------        ----------
      Net property and equipment                   902,916           848,880
                                                ----------        ----------
  Intangibles                                      429,109           366,648
                                                ----------        ----------
                                                $1,680,775        $1,549,986
                                                ==========        ==========

Liabilities and Stockholders' Equity
  Current liabilities:
    Long-term debt payable within one year      $   25,000        $   25,000
    Accounts payable                               134,681           146,852
    Accrued expenses                               195,515           193,236
                                                ----------        ----------
      Total current liabilities                    355,196           365,088
                                                ----------        ----------
  Long-term debt                                   369,000           261,000
  Other liabilities                                225,030           236,506
  Deferred income taxes                            127,746           122,237
                                                ----------        ----------
      Total long-term liabilities                  721,776           619,743
                                                ----------        ----------
  Stockholders' equity:
    Preferred stock, par value $.01 per share;
     authorized - 1,000,000 shares; issued - none        -                 -
    Common stock, par value $.01 per share;
     authorized - 120,000,000 shares;
     issued - 79,630,000 shares
     (79,126,000 in 1998)                              796               791
    Additional paid-in capital                     549,080           539,359
    Retained earnings                              256,807           150,718
    Treasury stock, at cost - 9,412,000 shares
     (6,382,000 in 1998)                          (202,880)         (125,713)
                                                ----------        ----------
      Total stockholders' equity                   603,803           565,155
                                                ----------        ----------
                                                $1,680,775        $1,549,986
                                                ==========        ==========

                        See accompanying notes.

                          INTERSTATE BAKERIES CORPORATION
                          CONSOLIDATED STATEMENT OF INCOME


                                      (In Thousands, Except Per Share Data)
                                      52 Weeks       52 Weeks      52 Weeks
                                        Ended          Ended         Ended
                                       May 29,        May 30,       May 31,
                                        1999           1998          1997
                                     ----------     ----------    ----------
Net sales                            $3,459,377     $3,265,842    $3,212,431
                                     ----------     ----------    ----------
Cost of products sold                 1,635,383      1,541,920     1,566,265
Selling, delivery and
 administrative expenses              1,489,472      1,389,627     1,352,026
Depreciation and amortization           110,045        102,703       102,997
                                     ----------     ----------    ----------
                                      3,234,900      3,034,250     3,021,288
                                     ----------     ----------    ----------
Operating income                        224,477        231,592       191,143
                                     ----------     ----------    ----------
Other income                               (484)          (594)         (747)
Interest expense                         23,113         18,624        22,592
                                     ----------     ----------    ----------
                                         22,629         18,030        21,845
                                     ----------     ----------    ----------
Income before income taxes              201,848        213,562       169,298
Provision for income taxes               75,693         85,638        72,121
                                     ----------     ----------    ----------

Net income                           $  126,155     $  127,924    $   97,177
                                     ==========     ==========    ==========

Earnings per share:
  Basic                              $     1.76     $     1.74    $     1.30
                                     ==========     ==========    ==========
  Diluted                            $     1.74     $     1.71    $     1.28
                                     ==========     ==========    ==========

                                See accompanying notes.

                    INTERSTATE BAKERIES CORPORATION
                  CONSOLIDATED STATEMENT OF CASH FLOWS


                                                    (In Thousands)
                                            52 Weeks    52 Weeks    52 Weeks
                                              Ended       Ended       Ended
                                             May 29,     May 30,     May 31,
                                              1999        1998        1997
                                            --------    --------    --------
Cash flows from operating activities:
  Net income                                $126,155    $127,924    $ 97,177
  Depreciation and amortization              110,045     102,703     102,997
  Other                                       (6,764)    (12,226)     (7,171)
  Change in operating assets
   and liabilities:
    Accounts receivable                      (10,813)        507     (11,209)
    Inventories                                2,860      (1,042)      3,292
    Other current assets                       3,863       1,121      (1,761)
    Accounts payable and accrued expenses    (37,805)    (17,365)     12,848
                                            --------    --------    --------
      Cash from operating activities         187,541     201,622     196,173
                                            --------    --------    --------

Cash flows from investing activities:
  Acquisitions                              (106,180)    (43,743)    (43,618)
  Additions to property and equipment       (108,029)    (97,664)    (78,418)
  Sale of assets                               7,616       4,013      19,291
  Other                                         (556)      2,263        (521)
                                            --------    --------    --------
      Cash from investing activities        (207,149)   (135,131)   (103,266)
                                            --------    --------    --------
Cash flows from financing activities:
  Reduction of long-term debt                (92,000)          -    (126,205)
  Addition to long-term debt                 200,000      35,000      52,000
  Common stock dividends paid                (20,066)    (20,434)    (19,857)
  Stock option exercise proceeds and
   related tax benefits                        9,726      10,630      13,636
  Acquisition of treasury stock              (77,167)    (91,687)    (12,481)
  Other                                         (885)          -           -
                                            --------    --------    --------
      Cash from financing activities          19,608     (66,491)    (92,907)
                                            --------    --------    --------
Change in cash and cash equivalents                -           -           -

Cash and cash equivalents:
  Beginning of period                              -           -           -
                                            --------    --------    --------
  End of period                             $      -    $      -    $      -
                                            ========    ========    ========
Cash payments made:
  Interest                                  $ 24,632    $ 19,859    $ 22,226
  Income taxes                                58,616      84,009      63,402

                            See accompanying notes.

                                  INTERSTATE BAKERIES CORPORATION
                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                    (In Thousands)
                               Common
                            Stock Issued                                   Treasury Stock
                           ---------------                  Retained    ------------------
                           Number             Additional    Earnings    Number
                             of       Par      Paid-in    (Accumulated    of
                           Shares    Value     Capital       Deficit)   Shares     Cost
                           ------    -----    ----------  ------------  ------- ----------
Balance June 1, 1996       77,470     $775     $515,109     $(34,092)   (2,898) $ (21,545)
Net income                      -        -            -       97,177         -          -
Stock options exercised
 and related tax benefits   1,061       10       13,626            -         -          -
Dividends paid -
 $.27 per share                 -        -            -      (19,857)        -          -
Treasury stock acquired         -        -            -            -      (519)   (12,481)
                           ------     ----     --------     --------    ------  ---------
Balance May 31, 1997       78,531      785      528,735       43,228    (3,417)   (34,026)
Net income                      -        -            -      127,924         -          -
Stock options exercised
 and related tax benefits     595        6       10,624            -         -          -
Dividends paid -
 $.28 per share                 -        -            -      (20,434)        -          -
Treasury stock acquired         -        -            -            -    (2,965)   (91,687)
                           ------     ----     --------     --------    ------  ---------
Balance May 30, 1998       79,126      791      539,359      150,718    (6,382)  (125,713)
Net income                      -        -            -      126,155         -          -
Stock options exercised
 and related tax benefits     504        5        9,721            -         -          -
Dividends paid -
 $.28 per share                 -        -            -      (20,066)        -          -
Treasury stock acquired         -        -            -            -    (3,030)   (77,167)
                           ------     ----     --------     --------    ------  ---------
Balance May 29, 1999       79,630     $796     $549,080     $256,807    (9,412) $(202,880)
                           ======     ====     ========     ========    ======  =========

                               See accompanying notes.

                    INTERSTATE BAKERIES CORPORATION
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Acquisitions

On August 16, 1998, Interstate Bakeries Corporation (the "Company") acquired the assets of the Drake baking operation in Wayne, New Jersey ("Drake's"). Drake's employed over 800 people, distributed cake product throughout the northeastern United States and had annual net sales of approximately $115 million.

On October 4, 1998, the Company acquired the My Bread Baking Co. ("My Bread") operation in New Bedford, Massachusetts, in exchange for its Grand Junction, Colorado bakery and an additional cash payment. My Bread had annual net sales of approximately $37 million and employed over 400 people.

During fiscal 1998, the Company acquired the assets of the John J. Nissen Baking companies ("Nissen"), a major baker and distributor of fresh bread to the New England region. Nissen had annual net sales of approximately $115 million and employed 1,000 people.

During fiscal 1997, the Company purchased the assets comprising the San Francisco French Bread Company ("SFFB"). SFFB produced and distributed sourdough bread and rolls throughout Northern California and in the San Diego area, had net sales of approximately $95 million and employed 1,100 people. Also during fiscal 1997, the Company acquired the right to use the "Marie Callender's" trademark in conjunction with the manufacture, marketing, distribution and sale of croutons.

All of these acquisitions were accounted for as purchases. In addition, the My Bread exchange included a noncash portion not reflected in investing activities on the statement of cash flows for fiscal 1999 amounting to $14,365,000.

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

The components of inventories are as follows:

                                      (In Thousands)
                                    May 29,    May 30,
                                     1999       1998
                                   --------   --------
    Ingredients and packaging       $44,222    $43,534
    Finished goods                   15,936     16,996
    Other                             5,703      5,897
                                    -------    -------
                                    $65,861    $66,427
                                    =======    =======

Property and equipment - Property and equipment are recorded at cost and depreciated over estimated useful lives of 4 to 35 years, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

Depreciation expense was $97,024,000, $91,296,000 and $89,507,000 for fiscal 1999, 1998 and 1997, respectively. Interest cost capitalized as part of the construction cost of capital assets was $3,084,000, $1,707,000 and $555,000 in fiscal 1999, 1998 and 1997, respectively.

Intangibles - Included in intangibles, which are being amortized using the straight-line method, are the following:

                                                      (In Thousands)
                                                   May 29,      May 30,
                                     Life           1999         1998
                                  -----------     --------     --------
    Licenses and patents              9 years     $  2,510     $  2,510
    Trademarks and tradenames     25-40 years      202,345      144,555
    Excess of purchase cost over
     net assets acquired             40 years      314,699      296,473
    Deferred financing cost
     and other-net              Term of loans        6,679        7,505
                                                  --------     --------
                                                   526,233      451,043
    Accumulated amortization                       (97,124)     (84,395)
                                                  --------     --------
                                                  $429,109     $366,648
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

Statement of cash flows - For purposes of the statement of cash flows, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Stock split - On September 23, 1997, the shareholders of the Company approved an increase in the number of authorized common shares to 120,000,000. On the same day, the Company's Board of Directors declared a two-for-one stock split effected in the form of a stock dividend payable November 3, 1997 to stockholders of record on October 15, 1997. All share and per share amounts presented reflect this stock split.

Earnings per share - During the third quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 replaced primary earnings per share with a dual presentation of basic and diluted earnings per share. Earnings per share amounts for prior periods were restated in accordance with this standard. Following is a reconciliation between basic and diluted weighted average shares outstanding used in the Company's earnings per share computations:

                                         (In Thousands)
                               52 Weeks     52 Weeks     52 Weeks
                                 Ended        Ended        Ended
                                May 29,      May 30,      May 31,
                                 1999         1998         1997
                               --------     --------     --------
Basic weighted average
 common shares outstanding      71,662       73,512       74,928

Effect of dilutive stock
 compensation                      821        1,333        1,272
                                ------       ------       ------
Diluted weighted average
 common shares outstanding      72,483       74,845       76,200
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

Pending accounting standard - SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all quarters of fiscal years beginning after June 15, 2000. The Company is currently assessing the impact that the adoption of SFAS No. 133 will have on its consolidated financial statements.

3.  Debt

Long-term debt consists of the following:

                                      (In Thousands)
                                    May 29,    May 30,
                                     1999       1998
                                   --------   --------
Bank borrowings -
  Revolving credit loans (a)       $140,000   $207,000
6.43% Senior notes (b)              200,000          -
10.00% Senior notes (c)              54,000     79,000
                                   --------   --------
                                    394,000    286,000
Less amounts payable
 within one year                    (25,000)   (25,000)
                                   --------   --------
                                   $369,000   $261,000
                                   ========   ========

(a) Represents borrowings under an unsecured $350,000,000 revolving credit facility, including up to $150,000,000 available for letters of credit (with an unused amount of $67,000,000 at May 29, 1999), maturing in February 2002. The outstanding borrowings bear interest at variable rates generally equal to the London Interbank Offered Rate (LIBOR) plus from .20% to .63% (.20% at May

29, 1999), depending on certain financial ratios. The Company also pays a fee of between .08% and .23% (.08% at May 29, 1999) on the unused portion of the revolving credit facility. The overall weighted average interest rate on the bank borrowings was 5.23% and 5.96% at May 29, 1999 and May 30, 1998, respectively.

The credit facility agreement contains covenants which, among other matters
(i) limit the Company's ability to incur indebtedness, merge, consolidate and acquire or sell assets, (ii) require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage and (iii) limit the payment of cash dividends on common stock and common stock repurchases to a total of $110,000,000 plus 75% of aggregate consolidated net income after fiscal 1998, with availability of $107,383,000 at May 29, 1999.

(b) Represents borrowings under a 6.43% senior note agreement with several major insurance companies entered into on September 10, 1998. The debt, which is unsecured, has a maturity date of September 2005. The note agreement contains covenants, which (i) limit the Company's ability to incur indebtedness, merge, consolidate and sell assets, and (ii) require the Company to satisfy certain ratios related to net worth and interest coverage. These covenants are comparable to those under the revolving credit facility.

(c) Represents 10.00% unsecured notes, with installments maturing in July 1999 and 2000. The note agreement includes covenants mirroring those of the revolving credit facility.

The fair value of all senior notes is estimated at $255,600,000 and $83,500,000 as of May 29, 1999 and May 30, 1998, respectively. The Company believes, based upon current terms, that the carrying value of all other long-term debt approximates fair value.

The scheduled repayment of long-term debt is as follows:

               Fiscal Years Ending      (In Thousands)
               -------------------      --------------
                      2000                 $ 25,000
                      2001                   29,000
                      2002                  140,000
                      2006                  200,000
                                           --------
                                           $394,000
                                           ========

4.  Commitments and Contingencies

Future minimum rental commitments for all noncancelable operating leases, exclusive of taxes and insurance, are as follows:

               Fiscal Years Ending      (In Thousands)
               -------------------      --------------
                      2000                 $ 62,778
                      2001                   53,710
                      2002                   41,661
                      2003                   29,144
                      2004                   17,525
                   Thereafter                24,820
                                           --------
                                           $229,638
                                           ========

Net rental expense under operating leases was $67,568,000, $59,817,000 and $53,792,000 for fiscal 1999, 1998 and 1997, respectively. The majority of the operating leases contain renewal options for varying periods. Certain leases include purchase options during or at the end of the lease term.

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

5.  Income Taxes

The reconciliation of the provision for income taxes to the statutory federal rate is as follows:

                              52 Weeks    52 Weeks    52 Weeks
                                Ended       Ended       Ended
                               May 29,     May 30,     May 31,
                                1999        1998        1997
                              --------    --------    --------
Statutory federal tax           35.0%       35.0%       35.0%
State income tax                 2.2         4.9         5.1
Intangibles amortization         1.2         1.1         2.0
Other                           (0.9)       (0.9)        0.5
                                ----        ----        ----
                                37.5%       40.1%       42.6%
                                ====        ====        ====

The components of the provision for income taxes are as follows:

                                       (In Thousands)
                              52 Weeks    52 Weeks    52 Weeks
                                Ended       Ended       Ended
                               May 29,     May 30,     May 31,
                                1999        1998        1997
                              --------    --------    --------
Current:
  Federal                     $62,227     $64,449     $54,057
  State                         5,829      13,811      11,789
                              -------     -------     -------
                               68,056      78,260      65,846
                              -------     -------     -------
Deferred:
  Federal                       6,702       5,176       4,985
  State                           935       2,202       1,290
                              -------     -------     -------
                                7,637       7,378       6,275
                              -------     -------     -------
                              $75,693     $85,638     $72,121
                              =======     =======     =======

Temporary differences and carryforwards which give rise to the deferred income tax assets and liabilities are as follows:

                                         (In Thousands)
                                      May 29,       May 30,
                                       1999          1998
                                     --------      --------
Deferred tax assets:
  Payroll and benefits accruals      $ 18,635      $ 19,046
  Self-insurance reserves              14,292        15,224
  Other                                16,778        17,563
  Valuation allowance                       -             -
                                     --------      --------
                                     $ 49,705      $ 51,833
                                     ========      ========
Deferred tax liabilities:
  Property and equipment             $138,776      $150,476
  Intangibles                          53,324        48,986
  Self-insurance reserves             (28,532)      (33,412)
  Payroll and benefits accruals       (38,267)      (39,250)
  Environmental accruals               (7,099)       (9,407)
  Other                                 9,544         4,844
                                     --------      --------
                                     $127,746      $122,237
                                     ========      ========

6.  Employee Benefit Plans

The 1991 Employee Stock Purchase Plan, which is noncompensatory, allows all eligible employees to purchase common stock of the Company. The common stock can be either issued by the Company at market prices or purchased on the open market. At May 29, 1999, 232,000 shares were authorized but not issued under this plan.

SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits," was issued in February 1998. This statement revised employers' disclosures about pension and other postretirement benefit plans, but did not change the measurement or recognition of such plans. The Company adopted SFAS No. 132 during fiscal 1999 and certain prior year disclosures have been revised in accordance with the requirements of this new standard.

The Company sponsors a defined contribution retirement plan for eligible employees not covered by union plans. Contributions are based upon a percentage of annual compensation plus a percentage of voluntary employee contributions. Retirement expense related to this plan was $16,268,000, $16,134,000 and $15,543,000 for fiscal 1999, 1998 and 1997, respectively.

There are also in effect numerous negotiated pension plans covering employees participating by reason of union contracts. Expense for these plans was $107,220,000, $97,442,000 and $88,971,000 for fiscal 1999, 1998 and 1997, respectively.

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

The components of the net postretirement benefit expense are as follows:

                                                 (In Thousands)
                                       52 Weeks     52 Weeks     52 Weeks
                                         Ended        Ended        Ended
                                        May 29,      May 30,      May 31,
                                         1999         1998         1997
                                       --------     --------     --------
     Service cost                       $2,089       $2,146       $2,237
     Interest cost                       6,675        6,791        6,977
     Amortization of unrecognized
      prior service cost                   320          297          292
     Amortization of unrecognized
      net(gain)loss                          -         (316)         429
                                        ------       ------       ------
     Net postretirement benefit
      expense                           $9,084       $8,918       $9,935
                                        ======       ======       ======

The aggregate change in the Company's accumulated postretirement benefit obligation ("APBO"), which is unfunded, is as follows:

                                            (In Thousands)
                                         May 29,      May 30,
                                          1999         1998
                                         -------      -------
     APBO at beginning of year           $90,254      $91,880
     Service cost                          2,089        2,146
     Interest cost                         6,675        6,791
     Plan participants' contributions      1,756        1,679
     Amendments                               50          330
     Actuarial (gain)loss                  6,964       (5,769)
     Acquisitions                            268        1,829
     Benefits paid                       (10,000)      (8,632)
                                         -------      -------
     APBO at end of year                  98,056       90,254


     Unrecognized prior service cost      (2,473)      (2,743)
     Unrecognized net gain(loss)          (4,246)       2,718
                                         -------      -------
     Accrued postretirement benefit       91,337       90,229
     Less current portion                 (8,650)      (7,650)
                                         -------      -------
     APBO included in other
      liabilities                        $82,687      $82,579
                                         =======      =======

In determining the APBO, the weighted average discount rate was assumed to be 7.0% for fiscal 1999 and 8.0% for fiscal 1998 and 1997. The assumed health care cost trend rate for fiscal 1999 was 8.5%, declining gradually to 6.5% over the next 6 years and to 5.5% after 15 years. A 1.0% increase in this assumed health care cost trend rate would increase the service and interest cost components of the net postretirement benefit expense for fiscal 1999 by approximately $1,059,000, as well as increase the May 29, 1999 APBO by approximately $9,629,000. Conversely, a 1.0% decrease in this rate would decrease the fiscal 1999 expense by approximately $847,000 and the May 29, 1999 APBO by approximately $8,139,000.

The Company also participates in a number of multi-employer plans which provide postretirement health care benefits to substantially all union employees not covered by Company-administered plans. Amounts reflected as benefit cost and contributed to such plans, including amounts related to health care benefits for active employees, totaled $154,670,000, $142,368,000 and $134,917,000 in fiscal 1999, 1998 and 1997, respectively.

7.  Stock-Based Compensation

The 1996 Stock Incentive Plan (the "Plan") allows the Company to grant to employees and directors various stock awards, including stock options, which are granted at prices not less than the fair market value at the date of grant, and restricted stock. A maximum of 13,683,000 shares was approved to be issued under the Plan. On May 29, 1999, shares totaling 4,162,000 were authorized but not awarded under the Plan.

The stock options may be granted over a period not to exceed 10 years and generally vest from one to three years from the date of grant. The changes in outstanding options are as follows:

                              (In Thousands)     Weighted Average
                                  Shares          Exercise Price
                               Under Option          Per Share
                               ------------      ----------------
      Balance June 1, 1996         2,061              $ 7.76
      Issued                       2,246               18.50
      Surrendered                    (38)              16.71
      Exercised                   (1,040)               7.83
                                  ------              ------
      Balance May 31, 1997         3,229               15.10
      Issued                       2,648               33.90
      Surrendered                    (63)              22.39
      Exercised                     (553)              12.17
                                  ------              ------
      Balance May 30, 1998         5,261               24.78
      Issued                       1,030               26.60
      Surrendered                   (184)              29.81
      Exercised                     (504)              14.36
                                  ------              ------
      Balance May 29, 1999         5,603              $25.89
                                  ======              ======

Stock options outstanding and exercisable on May 29, 1999 are as follows:

                                                              Weighted Average
                          (In Thousands)   Weighted Average       Remaining
Range of Exercise             Shares        Exercise Price    Contractual Life
Prices Per Share           Under Option        Per Share          In Years
-----------------          ------------    ----------------   ----------------
Outstanding:
 $ 6.13 - $10.63                 509            $ 7.91              5.9
  18.50 -  22.50               1,669             18.71              7.5
  26.44 -  33.91               3,425             32.06              8.6
----------------               -----            ------              ---
 $ 6.13 - $33.91               5,603            $25.89              8.0
----------------               -----            ------              ---

Exercisable:
 $ 6.13 - $10.63                 509            $ 7.91
  18.50 -  22.50                 951             18.50
  26.44 -  33.91               1,024             33.43
----------------               -----            ------
 $ 6.13 - $33.91               2,484            $22.48
----------------               -----            ------

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

The weighted average fair value at date of grant for options granted during fiscal 1999, 1998 and 1997 was $8.80, $11.94 and $6.48 per share, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                     1999       1998       1997
                                     ----       ----       ----
Expected dividend yield              1.3%        .9%       1.0%
Expected volatility                 28.5%      27.2%      26.5%
Risk-free interest rate              5.4%       6.0%       6.4%
Expected term in years                 4          4          4

If the Company had adopted the provisions of SFAS No. 123, the impact on reported net income and earnings per share would have been as follows:

                             52 Weeks       52 Weeks       52 Weeks
                               Ended          Ended          Ended
                              May 29,        May 30,        May 31,
                               1999           1998           1997
                             --------       --------       --------
Net income (in thousands)    $10,621        $11,242        $ 4,050
Earnings per share:
  Basic                          .15            .15            .05
  Diluted                        .15            .15            .05

During fiscal 1998, the Company also awarded 200,000 shares of restricted stock under the Plan, with a weighted average fair value at the date of grant of $33.91 per share. These restricted shares vest ratably after one, two and three years of continued employment. Compensation expense related to this award was $2,260,000 and $1,565,000 for fiscal 1999 and 1998, respectively.

On May 29, 1999, 10,197,000 total shares of common stock were reserved for issuance under various employee benefit plans.

8.  Accrued Expenses and Other Liabilities

Included in accrued expenses are the following:

                                               (In Thousands)
                                             May 29,     May 30,
                                              1999        1998
                                            --------    --------
     Payroll, vacation and other
      compensation                          $57,838     $64,065
     Self-insurance reserves                 47,366      54,256
     Pension and welfare                     37,840      36,832
     Taxes other than income                 20,642      20,928


Included in other liabilities are the following:

                                               (In Thousands)
                                             May 29,     May 30,
                                              1999        1998
                                            --------    --------

     Self-insurance reserves                $80,327     $86,182
     Accumulated postretirement benefit
       obligation                            82,687      82,579

9.  Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the fiscal years ended May 29, 1999 and May 30, 1998 is as follows (each quarter represents a period of twelve weeks except the third quarters, which cover sixteen weeks):


                                (In Thousands, Except Per Share Data)
                              First       Second        Third       Fourth
                             --------    --------    ----------    --------
1999
  Net sales                  $788,416    $814,593    $1,031,342    $825,026
  Cost of products sold       371,806     389,354       488,976     385,247
  Operating income             59,396      56,460        54,511      54,110
  Net income                   34,491      32,107        29,583      29,974
  Earnings per share:
    Basic                         .48         .45           .41         .42
    Diluted                       .47         .44           .41         .42

1998
  Net sales                  $763,719    $754,167    $  964,778    $783,178
  Cost of products sold       362,155     352,130       457,054     370,581
  Operating income             54,755      62,246        55,894      58,697
  Net income                   29,880      34,247        29,871      33,926
  Earnings per share:
    Basic                         .40         .47           .41         .46
    Diluted                       .39         .46           .40         .46

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Board of Directors and Stockholders
Interstate Bakeries Corporation

We have audited the accompanying consolidated balance sheets of Interstate Bakeries Corporation and its subsidiaries as of May 29, 1999 and May 30, 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended May 29, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Interstate Bakeries Corporation and its subsidiaries as of May 29, 1999 and May 30, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended May 29, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
July 14, 1999