Form 10-K, Exhibit 13
period 2000-06-03
INTERSTATE BAKERIES CORP/DE/
filed 2000-08-25
CIK 829499

FINANCIAL HIGHLIGHTS
                         --------------------

                                (In Thousands, Except Per Share Data)
                                53 Weeks      52 Weeks      52 Weeks
                                  Ended         Ended         Ended
                                 June 3,       May 29,       May 30,
                                  2000          1999          1998
                              ------------  ------------  ------------
Statement of Income

Net sales                      $3,522,929    $3,459,377    $3,265,842
Operating income                  170,398       224,477       231,592
  % of net sales                     4.8%          6.5%          7.1%
Net income                     $   89,388    $  126,155    $  127,924
  % of net sales                     2.5%          3.6%          3.9%

Per common share:
  Net income (diluted basis)   $     1.31    $     1.74    $     1.71
  Book value                         8.98          8.60          7.77
  Common stock dividends              .28           .28           .28

Average diluted shares
  outstanding                      68,356        72,483        74,845




                                 June 3,       May 29,       May 30,
                                  2000          1999          1998
                              ------------  ------------  ------------
Balance Sheet

Total assets                   $1,651,925    $1,680,775    $1,549,986
Long-term debt                    385,000       369,000       261,000
Stockholders' equity              591,677       603,803       565,155
Debt to total capital               39.4%         37.9%         31.6%


[This page includes 3 bar graphs which depict net sales, operating income and earnings per share for fiscal 1998, 1999 and 2000. All numbers presented in these graphs are included in tabular form above.]

COMMON STOCK INFORMATION
------------------------

The Company's common stock is listed on the New York Stock Exchange and is traded under the symbol IBC. The table below presents the high and low sales prices for the stock and cash dividends paid during fiscal 2000 and 1999:

                                      Stock Price
        Fiscal                    ---------------------      Cash
         Year        Quarter        High         Low       Dividends
        ------      ---------     --------     --------   ------------

         2000           1         $24.8125     $20.5000      $.0700
                        2          24.5000      19.5625       .0700
                        3          19.8125      11.4375       .0700
                        4          16.5625      11.5625       .0700


         1999           1         $34.8125     $24.8750      $.0700
                        2          34.0625      25.0000       .0700
                        3          27.1875      23.2500       .0700
                        4          23.5625      21.1875       .0700

The Company had approximately 6,400 shareholders on June 3, 2000.

                                            INTERSTATE BAKERIES CORPORATION
                                           FIVE-YEAR SUMMARY OF FINANCIAL DATA

                                                 (In Thousands, Except Per Share Data)
                                 53 Weeks        52 Weeks       52 Weeks        52 Weeks       52 Weeks
                                   Ended           Ended          Ended           Ended          Ended
                                  June 3,         May 29,        May 30,         May 31,        June 1,
                                   2000            1999           1998            1997          1996<F2>
                                -----------     -----------    -----------     -----------    -----------
Statement of Income
 Net sales                      $3,522,929      $3,459,377     $3,265,842      $3,212,431     $2,878,180
 Operating income                  170,398         224,477        231,592         191,143         78,758<F3>
   % of net sales                     4.8%            6.5%           7.1%            6.0%           2.7%

 Net income                     $   89,388      $  126,155     $  127,924      $   97,177     $   24,463<F3>
   % of net sales                     2.5%            3.6%           3.9%            3.0%            .8%

 Earnings per share <F1>:
   Basic                        $     1.31      $     1.76     $     1.74      $     1.30     $      .35<F3>
   Diluted                            1.31            1.74           1.71            1.28            .35<F3>

 Common stock dividends
  per share <F1>                       .28             .28            .28             .27            .25
 Weighted average common
  shares outstanding <F1>:
   Basic                            68,156          71,662         73,512          74,928         69,202
   Diluted                          68,356          72,483         74,845          76,200         69,968

Balance Sheet
 Total assets                   $1,651,925      $1,680,775     $1,549,986      $1,493,087     $1,486,460
 Long-term debt, excluding
  current maturities               385,000         369,000        261,000         251,000        303,651
 Stockholders' equity              591,677         603,803        565,155         538,722        460,247
 Debt to total capital               39.4%           37.9%          31.6%           31.8%          39.8%


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

                                   -13-

                 MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Fiscal 2000 Compared With Fiscal 1999

Net sales for the fifty-three weeks ended June 3, 2000 were $3,522,929,000, increasing $63,552,000 and 1.8% over net sales for the fifty-two weeks ended May 29, 1999 of $3,459,377,000. Excluding the impact of the extra week, as well as acquisitions and dispositions, net sales were down slightly, approximately .8% for the year. This decrease reflects an eight-day work stoppage at five Northeastern bakeries during fiscal 2000, as well as other slight overall unit volume declines, partially offset by selling price increases realized in the current year.

Gross profit for fiscal 2000 was $1,850,761,000, representing 52.5% of net sales, comparable to fiscal 1999's gross profit of $1,823,994,000, or 52.7% of net sales. Lower ingredient costs during fiscal 2000 contributed to higher gross margins, but this favorable impact was offset by higher labor and labor-related costs, as well as higher packaging costs principally resulting from higher fuel prices.

Selling, delivery and administrative expenses were $1,568,759,000, or 44.5% of net sales, for fiscal 2000 compared to $1,489,472,000, or 43.1% of net sales, for fiscal 1999. This unfavorable variance reflects labor and labor-related cost increases, as well as substantially higher fuel costs, measured against essentially flat net sales.

Reflecting these factors, operating income for fiscal 2000 was $170,398,000, or 4.8% of net sales, down $54,079,000 from fiscal 1999's operating income of $224,477,000, or 6.5% of net sales.

Interest expense for fiscal 2000 was $27,809,000, an increase of $4,696,000 over interest expense of $23,113,000 in fiscal 1999. This increase reflects higher average borrowing levels during fiscal 2000, primarily due to acquisitions and treasury stock repurchases, higher interest rates and lower capitalized interest.

The effective tax rate of 37.5% for fiscal 2000 and 1999 approximates the overall federal and state statutory rates.

Based upon these results, net income for fiscal 2000 decreased $36,767,000 to $89,388,000, or $1.31 per basic and diluted share, from $126,155,000, or $1.76 and $1.74 per basic and diluted share, respectively, in fiscal 1999.

Fiscal 1999 Compared With Fiscal 1998

Net sales for the fifty-two weeks ended May 29, 1999 were $3,459,377,000, an increase of $193,535,000 and 5.9% over net sales of $3,265,842,000 for the fifty-two weeks ended May 30, 1998. Excluding the effect of acquisitions and dispositions, net sales increased approximately 1.3% for the year. This adjusted increase reflects slight gains in branded unit volume, as well as narrowly higher selling prices realized during the latter part of fiscal 1999.

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

Depreciation and amortization increased $7,342,000, or 7.1%, to $110,045,000 in fiscal 1999 from $102,703,000 in fiscal 1998. This increase resulted from acquisitions, as well as the start-up of operations in the new Biddeford, Maine, and Toledo, Ohio, bakeries.

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

CAPITAL RESOURCES AND LIQUIDITY

The Company's primary source of liquidity is cash provided by operations which totaled $165,918,000 for fiscal 2000, a decrease of $21,623,000 from fiscal 1999's $187,541,000. This decrease was primarily due to lower net income in fiscal 2000, offset somewhat by lower working capital requirements. Cash generated by operations during fiscal 2000, along with net additional long-term borrowings of $20,000,000, was used to fund net capital expenditures of $74,478,000, common stock repurchases of $85,211,000 and common stock dividends of $19,044,000.

In July 2000, the Company announced that it had agreed to repurchase 15,498,000 shares of its common stock from Ralston Purina Company ("RPC") at a price per share equal to the average closing market price for the 20 consecutive trading days prior to August 1, 2000. After this repurchase, RPC will own approximately 29.5% of the Company's outstanding common stock. Also, the shareholder agreement with RPC was amended whereby RPC would be required to reduce its ownership of the Company's common stock to not more than 15% by August 1, 2004 and not more than 10% by August 1, 2005. The Company will continue to have the right of first offer on disposal of the Company's stock by RPC. The shareholder agreement was further amended to eliminate the requirement that RPC use the Company's common stock to satisfy RPC's obligation under the 7% Stock Appreciation Income Linked Securities, which matured August 1, 2000.

For fiscal 2001, the Company anticipates cash needs of approximately $572,000,000, consisting of approximately $243,000,000 for the repurchase of common stock from RPC, $85,000,000 of planned capital expenditures, $15,000,000 of common stock dividends and $229,000,000 to repay the outstanding senior notes. The Company expects these cash needs to be funded by ongoing operations, amending its present bank credit facility and a new $500,000,000 unsecured bank credit facility. The new bank credit facility is expected to be a 364-day term loan which the Company expects to refinance on a long-term basis during the year. The bank credit facilities are expected to have several options available to borrow at floating interest rates based upon the Company's overall credit rating. Also, the Company is working with its lenders and insurance carriers and fully expects to be able to provide the surety required for the litigation described in "Legal Matters".

In addition, the Company will continue to evaluate among its investment alternatives the repurchase of additional shares of its common stock. In addition to authorizing the repurchase of the 15,498,000 shares from RPC, during fiscal 2000 the Company's board of directors authorized the repurchase of an additional 8,000,000 shares under the Company's stock repurchase program. At June 3, 2000, approximately 7,500,000 authorized shares were available to be repurchased under the program.

LEGAL MATTERS

On July 31, 2000, a jury in California awarded compensatory damages totaling approximately $10,800,000 against the Company and in favor of 18 plaintiffs who alleged various forms of racial discrimination at the Company's San Francisco bakery. The court subsequently reduced these compensatory damages to approximately $5,800,000. On August 2, 2000, the jury also awarded punitive damages totaling approximately $121,000,000. The Company intends to appeal these verdicts. Based upon the opinion of outside counsel, the Company believes the compensatory damages should be overturned or reduced on appeal and it is likely that the Company will succeed in obtaining either a reversal of the punitive damages or a new trial. The Company believes it has adequate reserves for the compensatory damages.


PENDING ACCOUNTING STANDARD

See Note 1 to the Company's consolidated financial statements for discussion regarding the pending accounting standard relating to derivative instruments and hedging activities.


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

                         INTERSTATE BAKERIES CORPORATION
                            CONSOLIDATED BALANCE SHEET
                                                       (In Thousands)
                                                  June 3,           May 29,
                                                   2000              1999
                                                -----------       -----------
Assets
  Current assets:
    Accounts receivable, less allowance for
     doubtful accounts of $4,638,000
     ($4,240,000 in 1999)                       $  204,660        $  216,984
    Inventories                                     78,840            65,861
    Other current assets                            57,647            65,905
                                                ----------        ----------
      Total current assets                         341,147           348,750
                                                ----------        ----------
  Property and equipment:
    Land and buildings                             397,923           385,495
    Machinery and equipment                        989,704           942,748
                                                ----------        ----------
                                                 1,387,627         1,328,243
    Less accumulated depreciation                 (501,549)         (425,327)
                                                ----------        ----------
      Net property and equipment                   886,078           902,916
                                                ----------        ----------
  Intangibles                                      424,700           429,109
                                                ----------        ----------
                                                $1,651,925        $1,680,775
                                                ==========        ==========

Liabilities and Stockholders' Equity
  Current liabilities:
    Long-term debt payable within one year      $   29,000        $   25,000
    Accounts payable                               123,461           134,681
    Accrued expenses                               177,996           195,515
                                                ----------        ----------
      Total current liabilities                    330,457           355,196
                                                ----------        ----------
  Long-term debt                                   385,000           369,000
  Other liabilities                                212,981           225,030
  Deferred income taxes                            131,810           127,746
                                                ----------        ----------
      Total long-term liabilities                  729,791           721,776
                                                ----------        ----------
  Stockholders' equity:
    Preferred stock, par value $.01 per share;
     authorized - 1,000,000 shares; issued - none        -                 -
    Common stock, par value $.01 per share;
     authorized - 120,000,000 shares;
     issued - 79,837,000 shares
     (79,630,000 in 1999)                              798               796
    Additional paid-in capital                     551,819           549,080
    Retained earnings                              327,151           256,807
    Treasury stock, at cost - 13,948,000 shares
     (9,412,000 in 1999)                          (288,091)         (202,880)
                                                ----------        ----------
      Total stockholders' equity                   591,677           603,803
                                                ----------        ----------
                                                $1,651,925        $1,680,775
                                                ==========        ==========
                        See accompanying notes.

                          INTERSTATE BAKERIES CORPORATION
                          CONSOLIDATED STATEMENT OF INCOME


                                      (In Thousands, Except Per Share Data)
                                      53 Weeks       52 Weeks      52 Weeks
                                        Ended          Ended         Ended
                                       June 3,        May 29,       May 30,
                                        2000           1999          1998
                                     ----------     ----------    ----------
Net sales                            $3,522,929     $3,459,377    $3,265,842
                                     ----------     ----------    ----------
Cost of products sold                 1,672,168      1,635,383     1,541,920
Selling, delivery and
 administrative expenses              1,568,759      1,489,472     1,389,627
Depreciation and amortization           111,604        110,045       102,703
                                     ----------     ----------    ----------
                                      3,352,531      3,234,900     3,034,250
                                     ----------     ----------    ----------
Operating income                        170,398        224,477       231,592
                                     ----------     ----------    ----------
Other income                               (431)          (484)         (594)
Interest expense                         27,809         23,113        18,624
                                     ----------     ----------    ----------
                                         27,378         22,629        18,030
                                     ----------     ----------    ----------
Income before income taxes              143,020        201,848       213,562
Provision for income taxes               53,632         75,693        85,638
                                     ----------     ----------    ----------

Net income                           $   89,388     $  126,155    $  127,924
                                     ==========     ==========    ==========

Earnings per share:
  Basic                              $     1.31     $     1.76    $     1.74
                                     ==========     ==========    ==========
  Diluted                            $     1.31     $     1.74    $     1.71
                                     ==========     ==========    ==========

                                See accompanying notes.

                    INTERSTATE BAKERIES CORPORATION
                  CONSOLIDATED STATEMENT OF CASH FLOWS


                                                    (In Thousands)
                                            53 Weeks    52 Weeks    52 Weeks
                                              Ended       Ended       Ended
                                             June 3,     May 29,     May 30,
                                              2000        1999        1998
                                            --------    --------    --------
Cash flows from operating activities:
  Net income                                $ 89,388    $126,155    $127,924
  Depreciation and amortization              111,604     110,045     102,703
  Other                                      (16,189)     (6,764)    (12,226)
  Change in operating assets
   and liabilities:
    Accounts receivable                       13,596     (10,813)        507
    Inventories                              (12,156)      2,860      (1,042)
    Other current assets                       8,271       3,863       1,121
    Accounts payable and accrued expenses    (28,596)    (37,805)    (17,365)
                                            --------    --------    --------
      Cash from operating activities         165,918     187,541     201,622
                                            --------    --------    --------

Cash flows from investing activities:
  Acquisitions                                (3,259)   (106,180)    (43,743)
  Additions to property and equipment        (93,092)   (108,029)    (97,664)
  Sale of assets                              18,614       7,616       4,013
  Other                                       (6,667)       (556)      2,263
                                            --------    --------    --------
      Cash from investing activities         (84,404)   (207,149)   (135,131)
                                            --------    --------    --------
Cash flows from financing activities:
  Reduction of long-term debt                (25,000)    (92,000)          -
  Addition to long-term debt                  45,000     200,000      35,000
  Common stock dividends paid                (19,044)    (20,066)    (20,434)
  Stock option exercise proceeds and
   related tax benefits                        2,741       9,726      10,630
  Acquisition of treasury stock              (85,211)    (77,167)    (91,687)
  Other                                            -        (885)          -
                                            --------    --------    --------
      Cash from financing activities         (81,514)     19,608     (66,491)
                                            --------    --------    --------
Change in cash and cash equivalents                -           -           -

Cash and cash equivalents:
  Beginning of period                              -           -           -
                                            --------    --------    --------
  End of period                             $      -    $      -    $      -
                                            ========    ========    ========
Cash payments made:
  Interest                                  $ 27,994    $ 24,632    $ 19,859
  Income taxes                                46,427      58,616      84,009

                            See accompanying notes.

                                  INTERSTATE BAKERIES CORPORATION
                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                             (In Thousands)
                               Common
                            Stock Issued                                   Treasury Stock
                           ---------------                              ------------------
                           Number             Additional                Number
                             of       Par      Paid-in      Retained      of
                           Shares    Value     Capital      Earnings    Shares    Cost
                           ------    -----    ----------    --------    ------  ---------
Balance May 31, 1997       78,531     $785     $528,735     $ 43,228    (3,417) $ (34,026)
Net income                      -        -            -      127,924         -          -
Stock options exercised
 and related tax benefits     595        6       10,624            -         -          -
Dividends paid -
 $.28 per share                 -        -            -      (20,434)        -          -
Treasury stock acquired         -        -            -            -    (2,965)   (91,687)
                           ------     ----     --------     --------    ------  ---------
Balance May 30, 1998       79,126      791      539,359      150,718    (6,382)  (125,713)
Net income                      -        -            -      126,155         -          -
Stock options exercised
 and related tax benefits     504        5        9,721            -         -          -
Dividends paid -
 $.28 per share                 -        -            -      (20,066)        -          -
Treasury stock acquired         -        -            -            -    (3,030)   (77,167)
                           ------     ----     --------     --------    ------  ---------
Balance May 29, 1999       79,630      796      549,080      256,807    (9,412)  (202,880)
Net income                      -        -            -       89,388         -          -
Stock options exercised
 and related tax benefits     207        2        2,739            -         -          -
Dividends paid -
 $.28 per share                 -        -            -      (19,044)        -          -
Treasury stock acquired         -        -            -            -    (4,536)   (85,211)
                           ------     ----     --------     --------    ------  ---------
Balance June 3, 2000       79,837     $798     $551,819     $327,151   (13,948) $(288,091)
                           ======     ====     ========     ========    ======  =========

                               See accompanying notes.

                    INTERSTATE BAKERIES CORPORATION
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.  Description of Business and Significant Accounting Policies

Description of business - Interstate Bakeries Corporation (the "Company") is the largest baker and distributor of fresh bakery products in the United States.

Fiscal year end - The Company has a 52-53 week year that ends on the Saturday closest to the last day of May.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue recognition - The Company recognizes sales upon delivery of its products to the customer.

Inventories - Inventories are stated at the lower of cost or market. Specific invoiced costs are used with respect to ingredients and average costs are used for other inventory items.

The components of inventories are as follows:

                                      (In Thousands)
                                    June 3,    May 29,
                                     2000       1999
                                   --------   --------
    Ingredients and packaging       $48,697    $44,222
    Finished goods                   23,845     15,936
    Other                             6,298      5,703
                                    -------    -------
                                    $78,840    $65,861
                                    =======    =======

Property and equipment - Property and equipment are recorded at cost and depreciated over estimated useful lives of 4 to 35 years, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

Depreciation expense was $97,547,000, $97,024,000 and $91,296,000 for fiscal 2000, 1999 and 1998, respectively. Interest cost capitalized as part of the construction cost of capital assets was $1,200,000, $3,084,000 and $1,707,000 in fiscal 2000, 1999 and 1998, respectively.

Intangibles - Included in intangibles, which are being amortized using the straight-line method, are the following:

                                                      (In Thousands)
                                                   June 3,      May 29,
                                     Life           2000         1999
                                  -----------     --------     --------
    Licenses and patents            9 years       $  2,510     $  2,510
    Trademarks and tradenames     25-40 years      204,425      202,345
    Excess of purchase cost over
     net assets acquired           40 years        314,699      314,699
    Deferred financing cost        Term of
     and other-net                agreements        13,521        6,679
                                                  --------     --------
                                                   535,155      526,233
    Accumulated amortization                      (110,455)     (97,124)
                                                  --------     --------
                                                  $424,700     $429,109
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

Earnings per share - Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share include the effect of all potential dilutive common shares, primarily stock options outstanding under the Company's stock compensation plan. Following is a reconciliation between basic and diluted weighted average shares outstanding used in the Company's earnings per share computations:
                                         (In Thousands)
                               53 Weeks     52 Weeks     52 Weeks
                                 Ended        Ended        Ended
                                June 3,      May 29,      May 30,
                                 2000         1999         1998
                               --------     --------     --------
Basic weighted average
 common shares outstanding      68,156       71,662       73,512

Effect of dilutive stock
 compensation                      200          821        1,333
                                ------       ------       ------
Diluted weighted average
 common shares outstanding      68,356       72,483       74,845
                                ======       ======       ======

Diluted weighted average common shares outstanding exclude options on common stock of 4,263,000, 3,330,000 and 1,814,000 for fiscal 2000, 1999 and 1998, respectively, because their effect would have been antidilutive.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pending accounting standard - SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" was issued, making FASB No. 133 effective for all quarters of fiscal years beginning after June 15, 2000, or the Company's fiscal 2002. The Company is currently assessing the impact that the adoption of SFAS No. 133 will have on its consolidated financial statements.

2.  Acquisitions

During fiscal 1999, the Company acquired the assets of the Drake baking operation in Wayne, New Jersey ("Drake's"). Drake's employed over 800 people, distributed cake product throughout the northeastern United States and had annual net sales of approximately $115 million.

Also in fiscal 1999, the Company acquired the My Bread Baking Co. ("My Bread") operation in New Bedford, Massachusetts, in exchange for its Grand Junction, Colorado, bakery and an additional cash payment. My Bread had annual net sales of approximately $37 million and employed over 400 people.

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

The proforma impact as if these acquisitions had taken place at the beginning of the fiscal year prior to acquisition is not significant.

3.  Debt

Long-term debt consists of the following:

                                      (In Thousands)
                                    June 3,    May 29,
                                     2000       1999
                                   --------   --------
Bank borrowings -
  Revolving credit loans (a)       $185,000   $140,000
6.43% Senior notes (b)              200,000    200,000
10.00% Senior notes (c)              29,000     54,000
                                   --------   --------
                                    414,000    394,000
Less amounts payable
 within one year                    (29,000)   (25,000)
                                   --------   --------
                                   $385,000   $369,000
                                   ========   ========

(a) Represents borrowings under an unsecured $350,000,000 revolving credit facility, including up to $150,000,000 available for letters of credit (with an unused amount of $58,000,000 at June 3, 2000), maturing in February 2002. The outstanding borrowings bear interest at variable rates generally equal to the London Interbank Offered Rate (LIBOR) plus from .20% to .63% (.33% at June 3, 2000), depending on certain financial ratios. The Company also pays a fee of between .08% and .23% (.13% at June 3, 2000) on the unused portion of the revolving credit facility. The overall weighted average interest rate on the bank borrowings was 6.51% and 5.23% at June 3, 2000 and May 29, 1999, respectively.

The credit facility agreement contains covenants which, among other matters
(i) limit the Company's ability to incur indebtedness, merge, consolidate and acquire or sell assets, (ii) require the Company to satisfy certain ratios related to net worth, debt-to-capitalization and interest coverage and (iii) limit the payment of cash dividends on common stock and common stock repurchases to a total of $110,000,000 plus 75% of aggregate consolidated net income after fiscal 1998, with availability of $70,179,000 at June 3, 2000.

(b) Represents borrowings under a 6.43% senior note agreement with several major insurance companies. The debt, which is unsecured, has a maturity date of September 2005. The note agreement contains covenants, which (i) limit the Company's ability to incur indebtedness, merge, consolidate and sell assets, and (ii) require the Company to satisfy certain ratios related to net worth and interest coverage. These covenants are comparable to those under the revolving credit facility.

(c) Represents 10.00% unsecured notes, maturing in July 2000. The note agreement includes covenants mirroring those of the revolving credit facility.

The fair value of all senior notes is estimated at $221,361,000 and $255,600,000 as of June 3, 2000 and May 29, 1999, respectively. The Company believes, based upon current terms, that the carrying value of all other long-term debt approximates fair value. The scheduled repayment of long-term debt is as follows:

               Fiscal Years Ending      (In Thousands)
               -------------------      --------------
                      2001                 $ 29,000
                      2002                  185,000
                      2006                  200,000
                                           --------
                                           $414,000
                                           ========
See Note 10 - Subsequent Events.

4.  Commitments and Contingencies

Future minimum rental commitments for all noncancelable operating leases, exclusive of taxes and insurance, are as follows:

               Fiscal Years Ending      (In Thousands)
               -------------------      --------------
                      2001                 $ 68,370
                      2002                   55,518
                      2003                   41,350
                      2004                   28,034
                      2005                   17,478
                   Thereafter                24,452
                                           --------
                                           $235,202
                                           ========

Net rental expense under operating leases was $74,475,000, $67,568,000 and $59,817,000 for fiscal 2000, 1999 and 1998, respectively. The majority of the operating leases contain renewal options for varying periods. Certain leases include purchase options during or at the end of the lease term.

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

See Note 10 - Subsequent Events.

5.  Income Taxes

The reconciliation of the provision for income taxes to the statutory federal rate is as follows:
                              53 Weeks    52 Weeks    52 Weeks
                                Ended       Ended       Ended
                               June 3,     May 29,     May 30,
                                2000        1999        1998
                              --------    --------    --------
Statutory federal tax           35.0%       35.0%       35.0%
State income tax                 2.6         2.2         4.9
Intangibles amortization         1.6         1.2         1.1
Other                           (1.7)       (0.9)       (0.9)
                                ----        ----        ----
                                37.5%       37.5%       40.1%
                                ====        ====        ====

The components of the provision for income taxes are as follows:

                                       (In Thousands)
                              53 Weeks    52 Weeks    52 Weeks
                                Ended       Ended       Ended
                               June 3,     May 29,     May 30,
                                2000        1999        1998
                              --------    --------    --------
Current:
  Federal                     $41,283     $62,227     $64,449
  State                         3,814       5,829      13,811
                              -------     -------     -------
                               45,097      68,056      78,260
                              -------     -------     -------
Deferred:
  Federal                       5,963       6,702       5,176
  State                         2,572         935       2,202
                              -------     -------     -------
                                8,535       7,637       7,378
                              -------     -------     -------
                              $53,632     $75,693     $85,638
                              =======     =======     =======

Temporary differences and carryforwards which give rise to the deferred income tax assets and liabilities are as follows:

                                         (In Thousands)
                                      June 3,       May 29,
                                       2000          1999
                                     --------      --------
Deferred tax assets:
  Payroll and benefits accruals      $ 19,178      $ 18,635
  Self-insurance reserves              17,216        14,292
  Other                                 8,840        16,778
  Valuation allowance                       -             -
                                     --------      --------
                                     $ 45,234      $ 49,705
                                     ========      ========
Deferred tax liabilities:
  Property and equipment             $141,330      $138,776
  Intangibles                          53,569        53,324
  Self-insurance reserves             (25,502)      (28,532)
  Payroll and benefits accruals       (38,319)      (38,267)
  Environmental accruals               (7,129)       (7,099)
  Other                                 7,861         9,544
                                     --------      --------
                                     $131,810      $127,746
                                     ========      ========

6.  Employee Benefit Plans

The 1991 Employee Stock Purchase Plan, which is noncompensatory, allows all eligible employees to purchase common stock of the Company. The common stock can be either issued by the Company at market prices or purchased on the open market. At June 3, 2000, 232,000 shares were authorized but not issued under this plan.

The Company sponsors a defined contribution retirement plan for eligible employees not covered by union plans. Contributions are based upon a percentage of annual compensation plus a percentage of voluntary employee contributions. Retirement expense related to this plan was $16,355,000, $16,268,000 and $16,134,000 for fiscal 2000, 1999 and 1998, respectively.

The Company participates in numerous negotiated multi-employer pension plans covering employees participating by reason of union contracts. Expense for these plans was $112,740,000, $107,220,000 and $97,442,000 for fiscal 2000,
1999 and 1998, respectively.

The Company also maintains a defined benefit pension plan to benefit certain union and nonunion employee groups, with participation generally resulting from business acquisitions.

The components of the pension expense (income) for the defined benefit pension plan are as follows:


                                                 (In Thousands)
                                       53 Weeks     52 Weeks     52 Weeks
                                         Ended        Ended        Ended
                                        June 3,      May 29,      May 30,
                                         2000         1999         1998
                                       --------     --------     --------

     Service cost                       $   957      $ 1,025      $   811
     Interest cost                        3,498        3,100        1,740
     Expected return on plan assets      (4,471)      (3,784)      (2,122)

     Amortization:
       Unrecognized prior service cost       50           97           97
       Unrecognized net gain               (361)        (462)        (423)
                                        -------      -------      -------
     Net pension expense (income)       $  (327)     $   (24)     $   103
                                        =======      =======      =======

The aggregate changes in the Company's accumulated benefit obligation ("ABO") and plan assets, along with actuarial assumptions used, related to the defined benefit pension plan are as follows:

                                            (In Thousands)
                                         June 3,      May 29,
                                          2000         1999
                                        --------     --------
     ABO at beginning of year           $ 50,628     $ 40,108
     Service cost                            957        1,025
     Interest cost                         3,498        3,100
     Amendments                              (73)        (318)
     Actuarial (gain) loss                (3,685)         263
     Acquisition                               -        8,900

     Benefits paid                        (3,890)      (2,450)
                                        --------     --------
     ABO at end of year                   47,435       50,628
                                        --------     --------
     Fair value of plan assets at
       beginning of year                  57,488       44,067
     Actual return on plan assets         18,010        6,966
     Contributions:
       Employer                               13           79
       Employee                              122           93
     Acquisition                               -        8,733
     Benefits paid                        (3,890)      (2,450)
                                        --------     --------
     Fair value of plan assets at
       end of year                        71,743       57,488
                                        --------     --------
     Plan assets in excess of ABO        (24,308)      (6,860)
     Unrecognized prior service cost        (214)        (337)
     Unrecognized net gain                26,348        9,363
                                        --------     --------
     ABO included in other liabilities  $  1,826     $  2,166
                                        ========     ========
     Weighted average actuarial
       assumptions:
         Discount rate                      8.0%         7.0%
         Expected return on plan assets     8.0%         8.0%
         Rate of compensation increase      4.5%         4.5%

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

The components of the net postretirement benefit expense are as follows:

                                                 (In Thousands)
                                       53 Weeks     52 Weeks     52 Weeks
                                         Ended        Ended        Ended
                                        June 3,      May 29,      May 30,
                                         2000         1999         1998
                                       --------     --------     --------
     Service cost                      $ 2,343       $2,089       $2,146
     Interest cost                       8,439        6,675        6,791
     Amortization:
       Unrecognized prior service cost     353          320          297
       Unrecognized net(gain)loss          213            -         (316)
                                       -------       ------       ------
     Net postretirement benefit
      expense                          $11,348       $9,084       $8,918
                                       =======       ======       ======

The aggregate change in the Company's accumulated postretirement benefit obligation ("APBO"), which is unfunded, is as follows:

                                            (In Thousands)
                                         June 3,      May 29,
                                          2000         1999
                                         -------      -------
     APBO at beginning of year           $98,056      $90,254
     Service cost                          2,343        2,089
     Interest cost                         8,439        6,675
     Participant contributions             1,838        1,756
     Amendments                              197           50
     Actuarial loss                        9,754        6,964
     Acquisitions                            463          268
     Benefits paid                       (11,295)     (10,000)
                                         -------      -------
     APBO at end of year                 109,795       98,056

     Unrecognized prior service cost      (2,317)      (2,473)
     Unrecognized net loss               (13,787)      (4,246)
                                         -------      -------
     Accrued postretirement benefit       93,691       91,337
     Less current portion                (11,000)      (8,650)
                                         -------      -------
     APBO included in other
      liabilities                        $82,691      $82,687
                                         =======      =======

In determining the APBO, the weighted average discount rate was assumed to be 8.0% for fiscal 2000, 7.0% for fiscal 1999 and 8.0% for fiscal 1998. The assumed health care cost trend rate for fiscal 2000 was 8.0%, declining gradually to 6.5% over the next 5 years and to 5.5% after 14 years. A 1.0% increase in this assumed health care cost trend rate would increase the service and interest cost components of the net postretirement benefit expense for fiscal 2000 by approximately $1,067,000, as well as increase the June 3, 2000 APBO by approximately $10,650,000. Conversely, a 1.0% decrease in this rate would decrease the fiscal 2000 expense by approximately $1,057,000 and the June 3, 2000 APBO by approximately $9,113,000.

The Company also participates in a number of multi-employer plans which provide postretirement health care benefits to substantially all union employees not covered by Company-administered plans. Amounts reflected as benefit cost and contributed to such plans, including amounts related to health care benefits for active employees, totaled $162,990,000, $154,670,000 and $142,368,000 in fiscal 2000, 1999 and 1998, respectively.

7.  Stock-Based Compensation

The 1996 Stock Incentive Plan (the "Plan") allows the Company to grant to employees and directors various stock awards, including stock options, which are granted at prices not less than the fair market value at the date of grant, and restricted stock. A maximum of 13,683,000 shares was approved to be issued under the Plan. On June 3, 2000, shares totaling 2,341,000 were authorized but not awarded under the Plan.

The stock options may be granted over a period not to exceed 10 years and generally vest from one to three years from the date of grant. The changes in outstanding options are as follows:


                              (In Thousands)     Weighted Average
                                  Shares          Exercise Price
                               Under Option          Per Share
                               ------------      ----------------
      Balance May 31, 1997         3,229              $15.10
      Issued                       2,648               33.90
      Surrendered                    (63)              22.39
      Exercised                     (553)              12.17
                                  ------              ------
      Balance May 30, 1998         5,261               24.78
      Issued                       1,030               26.60
      Surrendered                   (184)              29.81
      Exercised                     (504)              14.36
                                  ------              ------
      Balance May 29, 1999         5,603               25.89
      Issued                       2,129               18.65
      Surrendered                   (308)              28.56
      Exercised                     (207)               9.50
                                  ------              ------
      Balance June 3, 2000         7,217              $24.12
                                  ======              ======

Stock options outstanding and exercisable on June 3, 2000 are as follows:

                                                              Weighted Average
                          (In Thousands)   Weighted Average       Remaining
Range of Exercise             Shares        Exercise Price    Contractual Life
Prices Per Share           Under Option        Per Share          In Years
-----------------          ------------    ----------------   ----------------
Outstanding:
 $ 6.25 - $18.50               2,971            $15.73              7.6
  21.88 -  27.06               1,912             25.20              8.7
  33.28 -  33.91               2,334             33.90              7.3
 ---------------               -----            ------              ---
 $ 6.25 - $33.91               7,217            $24.12              7.8
 ---------------               -----            ------              ---

Exercisable:
 $ 6.25 - $18.50               1,886            $16.46
  21.88 -  27.06                 446             26.18
  33.28 -  33.91               1,606             33.90
 ---------------               -----            ------
 $ 6.25 - $33.91               3,938            $24.67
 ---------------               -----            ------

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

The weighted average fair value at date of grant for options granted during fiscal 2000, 1999 and 1998 was $7.08, $8.80 and $11.94 per share, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                    2000       1999       1998
                                    ----       ----       ----
Expected dividend yield              1.9%       1.3%        .9%
Expected volatility                 36.8%      28.5%      27.2%
Risk-free interest rate              6.3%       5.4%       6.0%
Expected term in years               4.0        4.0        4.0

If the Company had adopted the provisions of SFAS No. 123, the impact would have been to reduce reported net income and earnings per share as follows:

                             53 Weeks       52 Weeks       52 Weeks
                               Ended          Ended          Ended
                              June 3,        May 29,        May 30,
                               2000           1999           1998
                             --------       --------       --------
Net income (in thousands)     $12,804        $10,621        $11,242
Earnings per share:
  Basic                           .12            .15            .15
  Diluted                         .12            .15            .15

During fiscal 1998, the Company also awarded 200,000 shares of restricted stock under the Plan, with a weighted average fair value at the date of grant of $33.91 per share. These restricted shares vest ratably after one, two and three years of continued employment. Compensation expense related to this award was $2,260,000, $2,260,000 and $1,565,000 for fiscal 2000, 1999 and
1998, respectively.

On June 3, 2000, 9,990,000 total shares of common stock were reserved for issuance under various employee benefit plans.

8.  Accrued Expenses and Other Liabilities

Included in accrued expenses are the following:

                                               (In Thousands)
                                             June 3,     May 29,
                                              2000        1999
                                            --------    --------
     Payroll, vacation and other
      compensation                          $56,321     $57,838
     Self-insurance reserves                 48,708      47,366
     Pension and welfare                     34,638      37,840
     Taxes other than income                 19,967      20,642


Included in other liabilities are the following:


                                               (In Thousands)
                                             June 3,     May 29,
                                              2000        1999
                                            --------    --------

     Self-insurance reserves                $70,374     $80,327
     Accumulated postretirement benefit
       obligation                            82,691      82,687

9.  Stockholder Rights Plan

In May 2000, the Company's board of directors adopted a stockholder rights plan which provided that a dividend of one preferred stock purchase right was declared for each share of the Company's common stock outstanding on May 26, 2000 and any common shares issued thereafter. The rights are not exercisable until 10 business days following either 1) a public announcement that a person or group acquired 15% or more of the Company's common stock or 2) the announcement of a tender offer which could result in a person or group acquiring 15% or more of the Company's common stock.

Each right, if exercisable, will entitle its holder to purchase one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $80.00, subject to adjustment. If a person or group acquires 15% or more of the Company's outstanding common stock, the holder of each right not owned by the acquiring party will be entitled to purchase shares of the Company's common stock (or in certain cases, preferred stock, cash or other property) having a market value of twice the exercise price of the right. In addition, after a person or group has become an acquiring person, if the Company is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power are sold, each right will entitle its holder to purchase at the exercise price of the right, a number of the acquiring party's common shares valued at twice the exercise price of the right.

The Board may redeem the rights at any time before they become exercisable for $.001 per right and, if not exercised or redeemed, the rights will expire on May 25, 2010.

During September 1999, the Company's board of directors adopted a similar stockholder rights plan. In February 2000, the Company, pursuant to the terms of this previous rights plan, redeemed all former rights for $.001 per right and terminated the plan.

10. Subsequent Events

In July 2000, the Company announced that it had agreed to repurchase 15,498,000 shares of its common stock from Ralston Purina Company ("RPC") at a price per share equal to the average closing market price for the 20 consecutive trading days prior to August 1, 2000. After this repurchase, RPC will own approximately 29.5% of the Company's outstanding common stock. Also, the shareholder agreement with RPC was amended whereby RPC would be required to reduce its ownership of the Company's common stock to not more than 15% by August 1, 2004 and not more than 10% by August 1, 2005. The Company will continue to have the right of first offer on disposal of the Company's stock by RPC. The shareholder agreement was further amended to eliminate the requirement that RPC use the Company's common stock to satisfy RPC's obligation under the 7% Stock Appreciation Income Linked Securities, which matured August 1, 2000.

To fund this stock acquisition, as well as repay all of the outstanding senior notes, the Company is making certain amendments to its present $350,000,000 bank credit facility and expects to enter into an additional $500,000,000 unsecured bank credit facility. The new bank credit facility is expected to be a 364-day term loan which the Company expects to refinance on a long-term basis during the year. The bank credit facilities are expected to have several options available to borrow at floating interest rates based upon the Company's overall credit rating. Also, the Company is working with its lenders and insurance carriers and fully expects to be able to provide the surety required for the litigation described below.

On July 31, 2000, a jury in California awarded compensatory damages totaling approximately $10,800,000 against the Company and in favor of 18 plaintiffs who alleged various forms of racial discrimination at the Company's San Francisco bakery. The court subsequently reduced these compensatory damages to approximately $5,800,000. On August 2, 2000, the jury also awarded punitive damages totaling approximately $121,000,000. The Company intends to appeal these verdicts. Based upon the opinion of outside counsel, the Company believes the compensatory damages should be overturned or reduced on appeal and it is likely that the Company will succeed in obtaining either a reversal of the punitive damages or a new trial. The Company believes it has adequate reserves for the compensatory damages.

11. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the fiscal years ended June 3, 2000 and May 29, 1999 is as follows (each quarter represents a period of twelve weeks except the third quarters, which cover sixteen weeks, and the fourth quarter of fiscal 2000 which covers thirteen weeks):

                                (In Thousands, Except Per Share Data)
                              First       Second        Third       Fourth
                             --------    --------    ----------    --------
2000
  Net sales                  $809,473    $810,600    $1,035,609    $867,247
  Cost of products sold       380,714     378,963       494,886     417,605
  Operating income             58,799      50,143        41,336      20,120
  Net income                   33,226      27,938        20,417       7,807
  Earnings per share:
    Basic                         .47         .40           .30         .12
    Diluted                       .47         .40           .30         .12

1999
  Net sales                  $788,416    $814,593    $1,031,342    $825,026
  Cost of products sold       371,806     389,354       488,976     385,247
  Operating income             59,396      56,460        54,511      54,110
  Net income                   34,491      32,107        29,583      29,974
  Earnings per share:
    Basic                         .48         .45           .41         .42
    Diluted                       .47         .44           .41         .42

The fourth quarter of fiscal 2000 includes the impact of one-time events totaling $23,600,000 ($.22 per basic and diluted share on an after-tax basis) related to a work stoppage that idled five Northeast bakeries, bakery consolidation and start-up costs in the Pacific Northwest and an adjustment to the self-insurance reserves.

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Board of Directors and Stockholders
Interstate Bakeries Corporation

We have audited the accompanying consolidated balance sheets of Interstate Bakeries Corporation and its subsidiaries as of June 3, 2000 and May 29, 1999 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 3, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Interstate Bakeries Corporation and its subsidiaries as of June 3, 2000 and May 29, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 3, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP

Kansas City, Missouri
August 11, 2000

Corporate Information


Corporate Headquarters                          Transfer Agent & Registrar
12 East Armour Boulevard                        UMB Bank, n.a.
P.O. Box 419627                                 928 Grand Avenue
Kansas City, Missouri 64141                     Kansas City, Missouri 64106
(816) 502-4000

Subsidiaries                                    10-K Report
Interstate Brands Corporation                   A copy of the Company's 10-K
Interstate Brands West Corporation              Report, as filed with the
Mrs. Cubbison's Foods, Inc.                     Securities and Exchange
IBC Trucking Corporation                        Commission, is available upon
                                                request to the Corporate
Division Offices                                Secretary at the Headquarters
Western - Phoenix, Arizona                      address.
Eastern - Charlotte, North Carolina
Central - Kansas City, Missouri                 Annual Meeting
Dry Products - Montebello, California           The Annual Meeting of
                                                Stockholders of Interstate
Common Stock                                    Bakeries Corporation will be
Listed on the New York Stock Exchange           held in the Atkins Auditorium
Trading Symbol - IBC                            of The Nelson-Atkins Museum of
Trade Journal Listing - IntstBaker              Art, 4525 Oak, Kansas City,
                                                Missouri at 10:00 a.m. Central
                                                Daylight Time on Tuesday,
                                                September 26, 2000.