Form 10-K, Exhibit 13
period 2001-06-02
INTERSTATE BAKERIES CORP/DE/
filed 2001-08-24
CIK 829499

FINANCIAL HIGHLIGHTS
--------------------


                                (In Thousands, Except Per Share Data)
                                52 Weeks      53 Weeks      52 Weeks
                                  Ended         Ended         Ended
                                 June 2,       June 3,       May 29,
                                  2001          2000          1999
                              ------------  ------------  ------------
Statement of Income

Net sales                      $3,496,482    $3,522,929    $3,459,377
Operating income                  147,103       170,398       224,477
  % of net sales                     4.2%          4.8%          6.5%
Net income                     $   61,125    $   89,388    $  126,155
  % of net sales                     1.7%          2.5%          3.6%

Per common share:
  Net income (diluted basis)   $     1.13    $     1.31    $     1.74
  Book value                         7.80          8.98          8.60
  Common stock dividends              .28           .28           .28

Average diluted shares
  outstanding                      54,296        68,356        72,483




                                 June 2,       June 3,       May 29,
                                  2001          2000          1999
                              ------------  ------------  ------------
Balance Sheet

Total assets                   $1,623,496    $1,651,925    $1,680,775
Long-term debt (1)                555,937       385,000       369,000
Stockholders' equity              392,805       591,677       603,803
Debt to total capital               58.6%         39.4%         37.9%

(1) The June 2, 2001 amount reflects the result of the Company's debt refinancing completed July 19, 2001.


[This page includes 3 bar graphs which depict net sales, operating income and earnings per share for fiscal 1999, 2000 and 2001. All numbers presented in these graphs are included in tabular form above.]

COMMON STOCK INFORMATION
------------------------

The Company's common stock is listed on the New York Stock Exchange and is traded under the symbol IBC. The table below presents the high and low sales prices for the stock and cash dividends paid during fiscal 2001 and 2000:

                                      Stock Price
        Fiscal                    ---------------------      Cash
         Year        Quarter        High         Low       Dividends
        ------      ---------     --------     --------   -----------

         2001           1          $19.63       $13.81       $.07
                        2           17.94        13.94        .07
                        3           16.78        10.81        .07
                        4           17.03        13.49        .07

         2000           1           24.81        20.50        .07
                        2           24.50        19.56        .07
                        3           19.81        11.44        .07
                        4           16.56        11.56        .07

The Company had approximately 6,500 shareholders on June 2, 2001.

                                           INTERSTATE BAKERIES CORPORATION
                                         FIVE-YEAR SUMMARY OF FINANCIAL DATA

                                                 (In Thousands, Except Per Share Data)
                                 52 Weeks        53 Weeks        52 Weeks       52 Weeks        52 Weeks
                                   Ended           Ended           Ended          Ended           Ended
                                  June 2,         June 3,         May 29,        May 30,         May 31,
                                   2001            2000            1999           1998            1997
                                ----------      ----------      ----------     ----------      ----------
 Statement of Income
  Net sales                     $3,496,482      $3,522,929      $3,459,377     $3,265,842      $3,212,431
 Operating income                  147,103         170,398         224,477        231,592         191,143
   % of net sales                     4.2%            4.8%            6.5%           7.1%            6.0%

 Net income                     $   61,125      $   89,388      $  126,155     $  127,924      $   97,177
   % of net sales                     1.7%            2.5%            3.6%           3.9%            3.0%

 Earnings per share (2):
   Basic                        $     1.13      $     1.31      $     1.76     $     1.74      $     1.30
   Diluted                            1.13            1.31            1.74           1.71            1.28

 Common stock dividends
  per share (2)                        .28             .28             .28            .28             .27
 Weighted average common
  shares outstanding (2):
   Basic                            54,110          68,156          71,662         73,512          74,928
   Diluted                          54,296          68,356          72,483         74,845          76,200

 Balance Sheet
  Total assets                  $1,623,496      $1,651,925      $1,680,775     $1,549,986      $1,493,087
  Long-term debt, excluding
   current maturities (1)          555,937         385,000         369,000        261,000         251,000
  Stockholders' equity             392,805         591,677         603,803        565,155         538,722
  Debt to total capital              58.6%           39.4%           37.9%          31.6%           31.8%


(1)  The June 2, 2001 amount reflects the result of the Company's debt refinancing completed July 19, 2001.
(2)  All per share and average shares outstanding amounts reflect a November 1997 two-for-one stock split.

                             -13-

                 MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Fiscal 2001 Compared With Fiscal 2000

Net sales for the fifty-two weeks ended June 2, 2001 were $3,496,482,000, a decrease of $26,447,000 from net sales of $3,522,929,000 for the fifty-three weeks ended June 3, 2000. Excluding the impact of the extra week, net sales were up approximately 1.0%. This slight improvement reflects selling price increases realized in fiscal 2001, offset by unit volume declines. The improvement is also reflective of the impact of an eight-day work stoppage at five Northeastern bakeries during fiscal 2000.

Fiscal 2001 gross profit was $1,843,964,000, or 52.7% of net sales, comparable to the gross profit in fiscal 2000 which totaled $1,850,761,000, or 52.5% of net sales. This stable margin performance represents the effect of higher selling prices and operational efficiencies, partially offset by higher labor and labor-related costs, as well as higher utility costs.

Selling, delivery and administrative expenses totaled $1,585,962,000, or 45.4% of net sales, for fiscal 2001, up from $1,568,759,000, or 44.5% of net sales, the prior year. This unfavorable variance was attributable to inflationary labor and labor-related cost increases, as well as higher utility and fuel costs, measured against only slightly increased net sales, adjusted for the extra week in fiscal 2000.

Based upon these factors, operating income decreased to $147,103,000, or 4.2% of net sales, from $170,398,000, or 4.8% of net sales, the previous year, a decline of $23,295,000.

Interest expense for fiscal 2001 was $47,086,000, up $19,277,000 from fiscal 2000 interest expense of $27,809,000. This increase reflects higher borrowing levels resulting from the Company's repurchase of over 15,500,000 shares of treasury stock during fiscal 2001. Overall interest rates were also somewhat higher in fiscal 2001 on the debt undertaken to purchase the treasury stock.

The fiscal 2001 effective income tax rate of 39.2%, as well as the fiscal 2000 rate of 37.5%, approximate the overall federal and state statutory rates.

Reflecting these factors, net income for fiscal 2001 was $61,125,000, or 1.7% of net sales, representing $1.13 per basic and diluted share. This represents a decline of $28,263,000 from net income of $89,388,000, or 2.5% of net sales and $1.31 per basic and diluted share, in fiscal 2000.

Fiscal 2000 Compared With Fiscal 1999

Net sales for the fifty-three weeks ended June 3, 2000 were $3,522,929,000, increasing $63,552,000 and 1.8% over net sales for the fifty-two weeks ended May 29, 1999 of $3,459,377,000. Excluding the impact of the extra week, as well as acquisitions and dispositions, net sales were down slightly, approximately .8% for the year. This decrease reflects an eight-day work stoppage at five Northeastern bakeries during fiscal 2000, as well as other slight overall unit volume declines, partially offset by selling price increases.

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

The effective income tax rate of 37.5% for fiscal 2000 and 1999 approximates the overall federal and state statutory rates.

Based upon these results, net income for fiscal 2000 decreased $36,767,000 to $89,388,000, or 2.5% of net sales and $1.31 per basic and diluted share, from $126,155,000, or 3.6% of net sales and $1.76 and $1.74 per basic and diluted share, respectively, in fiscal 1999.

CAPITAL RESOURCES AND LIQUIDITY

The Company's primary source of liquidity is cash provided by operations which totaled $182,212,000 for fiscal 2001, an increase of $15,521,000 from fiscal 2000's $166,691,000. This increase reflects favorable working capital variances, partially offset by lower net income. Cash generated by operations during fiscal 2001, along with additional net borrowings described below of $171,000,000, was used to repurchase common stock of $244,953,000, pay common stock dividends of $15,189,000 and fund capital expenditures of $88,127,000.

In August 2000, the Company repurchased 15,498,000 shares of its common stock from Ralston Purina Company at market rates. To finance the purchase of these shares, which totaled approximately $244,000,000, as well as repay all its outstanding senior notes, the Company entered into a new unsecured $610,000,000 364-day bank term loan and amended its existing revolving credit agreement. Both the 364-day bank term loan, with $565,000,000 outstanding at June 2, 2001, and the Company's revolving credit facility, with $20,000,000 outstanding at June 2, 2001, were refinanced subsequent to year end, on July 19, 2001. On that date, the Company entered into a new $800,000,000 secured senior credit agreement which includes a $375,000,000 five-year term loan, a $125,000,000 six-year term loan and a $300,000,000 revolving credit facility with a five-year maturity (of which $55,000,000 was borrowed at closing). The term loans require quarterly debt repayments, including $29,063,000 repayable in fiscal 2002, with variable interest rates from 1.25% to 2.75% over the London Interbank Offered Rate based upon the Company's current debt rating. In July 2001, the Company entered into interest rate swap agreements to offset the variable rate characteristic of a portion of these new borrowings. Based upon the current debt rating of the Company, the interest rate swap agreements result in fixed interest rates on $400,000,000 from 5.74% to 6.81% with termination dates ranging from July 2002 to July 2004.

The debt outstanding at June 2, 2001 has been classified in the Company's consolidated financial statements in accordance with the terms of this refinancing.

For fiscal 2002, the Company anticipates cash needs of approximately $118,163,000, consisting of $75,000,000 of planned capital expenditures, $29,063,000 of required debt repayments and $14,100,000 of common stock dividends. The Company expects these cash needs to be funded by ongoing operations. In addition, the Company continues to evaluate its investment alternatives including acquisition opportunities and the repurchase of common shares under its stock repurchase program. At June 2, 2001, approximately 7,500,000 shares were available to be repurchased under the program.

LEGAL MATTERS

In July 2000, a jury in California awarded compensatory damages totaling approximately $10,800,000 against the Company and in favor of 18 plaintiffs who alleged various forms of racial discrimination at the Company's San Francisco bakery. The trial court subsequently reduced these compensatory damages to approximately $5,800,000. In August 2000, the jury also awarded punitive damages totaling approximately $121,000,000. During October 2000, the trial court further reduced the compensatory damages to $3,000,000 and the punitive award to $24,300,000. In February 2001, the trial court also awarded $2,000,000 in attorneys' fees to the plaintiffs. The Company is actively appealing all of the judgments awarded to the plaintiffs in the case, asking for either a new trial or a reduction or elimination of the damage awards, while the plaintiffs have cross-appealed the trial court's reductions of damage awards. Based upon the opinion of outside counsel, although the Company feels its appeals present strong arguments, no substantially certain outcome exists and it is not possible to estimate the amount of a probable loss, if any, to the Company at this time. The Company believes it has adequate reserves for the compensatory damages and legal fees awarded.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Company's consolidated financial statements for discussions regarding new accounting pronouncements relating to derivative instruments and hedging activities, sales incentives, shipping and handling costs, consideration paid to a reseller of a vendor's products, business combinations and goodwill and other intangible assets.

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

                         INTERSTATE BAKERIES CORPORATION
                            CONSOLIDATED BALANCE SHEET
                                                       (In Thousands)
                                                  June 2,           June 3,
                                                   2001              2000
                                                -----------       -----------
Assets
  Current assets:
    Accounts receivable, less allowance for
     doubtful accounts of $4,069,000
     ($4,638,000 in 2000)                       $  197,832        $  204,660
    Inventories                                     76,208            78,840
    Other current assets                            62,885            57,647
                                                ----------        ----------
      Total current assets                         336,925           341,147
                                                ----------        ----------
  Property and equipment:
    Land and buildings                             418,928           397,923
    Machinery and equipment                      1,038,323           989,704
                                                ----------        ----------
                                                 1,457,251         1,387,627
    Less accumulated depreciation                 (582,941)         (501,549)
                                                ----------        ----------
      Net property and equipment                   874,310           886,078
                                                ----------        ----------
  Intangibles                                      412,261           424,700
                                                ----------        ----------
                                                $1,623,496        $1,651,925
                                                ==========        ==========

Liabilities and Stockholders' Equity
  Current liabilities:
    Long-term debt payable within one year      $   29,063        $   29,000
    Accounts payable                               123,872           123,461
    Accrued expenses                               194,473           177,996
                                                ----------        ----------
      Total current liabilities                    347,408           330,457
                                                ----------        ----------
  Long-term debt                                   555,937           385,000
  Other liabilities                                184,854           212,981
  Deferred income taxes                            142,492           131,810
                                                ----------        ----------
      Total long-term liabilities                  883,283           729,791
                                                ----------        ----------
  Stockholders' equity:
    Preferred stock, par value $.01 per share;
     authorized - 1,000,000 shares; issued - none        -                 -
    Common stock, par value $.01 per share;
     authorized - 120,000,000 shares;
     issued - 79,851,000 shares
     (79,837,000 in 2000)                              799               798
    Additional paid-in capital                     551,963           551,819
    Retained earnings                              373,087           327,151
    Treasury stock, at cost - 29,495,000 shares
     (13,948,000 in 2000)                         (533,044)         (288,091)
                                                ----------        ----------
      Total stockholders' equity                   392,805           591,677
                                                ----------        ----------
                                                $1,623,496        $1,651,925
                                                ==========        ==========
                    See accompanying notes.

                          INTERSTATE BAKERIES CORPORATION
                          CONSOLIDATED STATEMENT OF INCOME


                                      (In Thousands, Except Per Share Data)
                                      52 Weeks       53 Weeks      52 Weeks
                                       Ended          Ended         Ended
                                       June 2,        June 3,       May 29,
                                        2001           2000          1999
                                     ----------     ----------    ----------
Net sales                            $3,496,482     $3,522,929    $3,459,377
                                     ----------     ----------    ----------
Cost of products sold                 1,652,518      1,672,168     1,635,383
Selling, delivery and
 administrative expenses              1,585,962      1,568,759     1,489,472
Depreciation and amortization           110,899        111,604       110,045
                                     ----------     ----------    ----------
                                      3,349,379      3,352,531     3,234,900
                                     ----------     ----------    ----------
Operating income                        147,103        170,398       224,477
                                     ----------     ----------    ----------
Other income                               (518)          (431)         (484)
Interest expense                         47,086         27,809        23,113
                                     ----------     ----------    ----------
                                         46,568         27,378        22,629
                                     ----------     ----------    ----------
Income before income taxes              100,535        143,020       201,848
Provision for income taxes               39,410         53,632        75,693
                                     ----------     ----------    ----------

Net income                           $   61,125     $   89,388    $  126,155
                                     ==========     ==========    ==========

Earnings per share:
  Basic                              $     1.13     $     1.31    $     1.76
                                     ==========     ==========    ==========
  Diluted                            $     1.13     $     1.31    $     1.74
                                     ==========     ==========    ==========

                    See accompanying notes.

                    INTERSTATE BAKERIES CORPORATION
                  CONSOLIDATED STATEMENT OF CASH FLOWS

                                                    (In Thousands)
                                            52 Weeks    53 Weeks    52 Weeks
                                              Ended       Ended       Ended
                                             June 2,     June 3,     May 29,
                                              2001        2000        1999
                                            --------    --------    --------
Cash flows from operating activities:
  Net income                                $ 61,125    $ 89,388    $126,155
  Depreciation and amortization              110,899     111,604     110,045
  Other                                      (11,006)    (15,416)     (4,270)
  Change in operating assets
   and liabilities:
    Accounts receivable                        6,828      13,596     (10,813)
    Inventories                                2,632     (12,156)      2,860
    Other current assets                      (5,238)      8,271       3,863
    Accounts payable and accrued expenses     16,972     (28,596)    (37,805)
                                            --------    --------    --------
      Cash from operating activities         182,212     166,691     190,035
                                            --------    --------    --------

Cash flows from investing activities:
  Acquisitions                                     -      (3,259)   (106,180)
  Additions to property and equipment        (88,127)    (93,092)   (108,029)
  Sale of assets                               2,791      18,614       7,616
  Other                                         (336)     (6,667)       (556)
                                            --------    --------    --------
      Cash from investing activities         (85,672)    (84,404)   (207,149)
                                            --------    --------    --------
Cash flows from financing activities:
  Reduction of long-term debt               (394,000)    (25,000)    (92,000)
  Reduction of notes payable                 (45,000)          -           -
  Addition to long-term debt                       -      45,000     200,000
  Addition to notes payable                  610,000           -           -
  Common stock dividends paid                (15,189)    (19,044)    (20,066)
  Stock option exercise proceeds                 101       1,968       7,232
  Acquisition of treasury stock             (244,953)    (85,211)    (77,167)
  Other                                       (7,499)          -        (885)
                                            --------    --------    --------
      Cash from financing activities         (96,540)    (82,287)     17,114
                                            --------    --------    --------
Change in cash and cash equivalents                -           -           -

Cash and cash equivalents:
  Beginning of period                              -           -           -
                                            --------    --------    --------
  End of period                             $      -    $      -    $      -
                                            ========    ========    ========
Cash payments made:
  Interest                                  $ 46,962    $ 27,994    $ 24,632
  Income taxes                                23,368      46,427      58,616

                    See accompanying notes.

                                  INTERSTATE BAKERIES CORPORATION
                           CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                   (In Thousands)
                               Common
                            Stock Issued                                  Treasury Stock
                           ---------------                              ------------------
                           Number             Additional                Number
                             of       Par      Paid-in      Retained      of
                           Shares    Value     Capital      Earnings    Shares    Cost
                           ------    -----    ----------    --------    ------  ---------
Balance May 30, 1998       79,126     $791     $539,359     $150,718    (6,382) $(125,713)
Net income                      -        -            -      126,155         -          -
Stock options exercised
 and related tax benefits     504        5        9,721            -         -          -
Dividends paid -
 $.28 per share                 -        -            -      (20,066)        -          -
Treasury stock acquired         -        -            -            -    (3,030)   (77,167)
                           ------     ----     --------     --------    ------  ---------
Balance May 29, 1999       79,630      796      549,080      256,807    (9,412)  (202,880)
Net income                      -        -            -       89,388         -          -
Stock options exercised
 and related tax benefits     207        2        2,739            -         -          -
Dividends paid -
 $.28 per share                 -        -            -      (19,044)        -          -
Treasury stock acquired         -        -            -            -    (4,536)   (85,211)
                           ------     ----     --------     --------    ------  ---------
Balance June 3, 2000       79,837      798      551,819      327,151   (13,948)  (288,091)
Net income                      -        -            -       61,125         -          -
Stock options exercised
 and related tax benefits      14        1          144            -         -          -
Dividends paid -
 $.28 per share                 -        -            -      (15,189)        -          -
Treasury stock acquired         -        -            -            -   (15,547)  (244,953)
                           ------     ----     --------     --------    ------  ---------
Balance June 2, 2001       79,851     $799     $551,963     $373,087   (29,495) $(533,044)
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

The components of inventories are as follows:

                                      (In Thousands)
                                    June 2,    June 3,
                                     2001       2000
                                    -------    -------
    Ingredients and packaging       $46,846    $48,697
    Finished goods                   23,002     23,845
    Other                             6,360      6,298
                                    -------    -------
                                    $76,208    $78,840
                                    =======    =======

Property and equipment - Property and equipment are recorded at cost and depreciated over estimated useful lives of 4 to 35 years, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

Depreciation expense was $96,516,000, $97,547,000 and $97,024,000 for fiscal 2001, 2000 and 1999, respectively. Interest cost capitalized as part of the construction cost of capital assets was $1,331,000, $1,200,000 and $3,084,000 in fiscal 2001, 2000 and 1999, respectively.

Intangibles - Included in intangibles, which are being amortized using the straight-line method, are the following:

                                                      (In Thousands)
                                                   June 2,      June 3,
                                     Life           2001         2000
                                  -----------     --------     --------
    Licenses and patents            9 years       $  2,510     $  2,510
    Trademarks and tradenames     25-40 years      204,425      204,425
    Excess of purchase cost over
     net assets acquired           40 years        314,699      314,699
    Deferred financing cost         Term of
     and other-net                 agreements       14,393       13,521
                                                  --------     --------
                                                   536,027      535,155
    Accumulated amortization                      (123,766)    (110,455)
                                                  --------     --------
                                                  $412,261     $424,700
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

Financial instruments - The Company uses financial instruments, principally commodity derivatives and interest rate swap agreements, to manage commodity prices and interest rate risk. All financial instruments are used solely for hedging purposes and are not issued or held for speculative reasons.

The Company utilizes commodity hedging derivatives, generally futures and options on wheat, corn and soybean oil, to reduce its exposure to commodity price movements for future raw material needs. Gains or losses related to these hedging transactions are deferred and recorded to cost of products sold as the inventory produced from the related raw materials is sold.

The Company has from time to time entered into interest rate swap agreements with major banks and institutional lenders to manage the balance of variable versus fixed-rate debt based upon current and anticipated future market conditions. The differential to be paid or received is recognized over the term of the swap agreements as a component of interest expense.

The Company is exposed to credit loss in the event of nonperformance by counterparties on commodity derivatives and interest rate swap agreements. This credit loss is limited to the cost of replacing these contracts at current market rates. Management believes that the probability of such loss is remote.

Revenue recognition - The Company recognizes sales upon delivery of its products to the customer.

Advertising and promotion costs - Advertising and promotion costs, through both national and regional media, are expensed in the year in which the costs are incurred.

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
                                         (In Thousands)
                               52 Weeks     53 Weeks     52 Weeks
                                 Ended        Ended        Ended
                                June 2,      June 3,      May 29,
                                 2001         2000         1999
                               --------     --------     --------
Basic weighted average
 common shares outstanding      54,110       68,156       71,662

Effect of dilutive stock
 compensation                      186          200          821
                                ------       ------       ------
Diluted weighted average
 common shares outstanding      54,296       68,356       72,483
                                ======       ======       ======

Diluted weighted average common shares outstanding exclude options on common stock of 5,506,000, 4,263,000 and 3,330,000 for fiscal 2001, 2000 and 1999, respectively, because their effect would have been antidilutive.

Statement of cash flows - For purposes of the statement of cash flows, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Reclassifications - Certain reclassifications have been made to the Company's fiscal 2000 and 1999 consolidated financial statements to conform to the fiscal 2001 presentation.

New accounting pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes new accounting and reporting standards for derivative instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and in June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133."

The new rules, which will be adopted by the Company in the first quarter of fiscal 2002, require that all derivative instruments be recognized as assets or liabilities on the consolidated balance sheet at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income ("OCI"), depending on whether the derivative is designated and is effective as a hedged transaction, and on the type of hedging transaction. Changes in the fair value of derivative instruments recorded to OCI are reclassified to earnings in the period affected by the underlying hedged item. Any portion of the change in fair value of a derivative instrument determined to be ineffective under the rules is recognized in current earnings. The transition adjustment to be recognized by the Company in fiscal 2002 for the adoption of these new rules is not material to the Company's financial position or net income.

Based upon the Company's review of its commodity hedging transactions, these transactions will qualify for cash flow hedge accounting treatment under the new rules. While the Company believes that the implementation of these statements will not affect the overall economic hedging strategy of the Company, the new pronouncement may affect the timing of when gains and losses on hedging transactions are reported in net income of the Company.

In May 2000, the Emerging Issues Task Force ("EITF") of the FASB announced that it had reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." Issue No. 00-14 establishes requirements for the recognition and presentation in financial statements of sales incentives such as discounts, coupons and rebates. The consensus will be effective for the Company as of the first quarter of fiscal 2002. Based upon the Company's review, it will have no impact on the Company's financial position or net income but will require the Company to reclassify certain amounts, which are not material, between net sales and selling, delivery and administrative expenses for all periods presented.

In September 2000, the EITF reached final consensus on Issue No. 00-10, "Accounting for Shipping and Handling Revenues and Costs." The consensus establishes requirements for the classification and disclosure of shipping and handling costs incurred and those costs billed. Based upon a review of the consensus, the Company believes that no reclassifications to its consolidated statement of income are required. The Company includes shipping and handling costs in selling, delivery and administrative expenses and such costs amounted to approximately $776,797,000, $760,299,000 and $722,279,000 for fiscal 2001, 2000 and 1999, respectively.

In April 2001, the EITF reached consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." This issue addresses the recognition, measurement and classification of certain costs incurred by a vendor to benefit the reseller of the vendor's products such as slotting fees, cooperative advertising programs and reimbursement for lowered promotional prices. This consensus will require the Company to reclassify certain costs between net sales and selling, delivery and administrative expenses and will be adopted by the Company in the fourth quarter of fiscal 2002. The Company has not yet completed its analysis of Issue No. 00-25 but does not expect the implementation to impact net income of the Company.

In June 2001, the FASB approved the issuance of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets."
SFAS No. 141 requires all business combinations to be accounted for using the purchase method and provides guidance regarding the recognition of intangibles separate from goodwill in a purchase transaction. SFAS No. 142, which can be early adopted by the Company during the first quarter of fiscal 2002, eliminates the amortization of purchased goodwill and other intangibles with indefinite useful lives and provides guidance on the required testing of these assets for impairment. This impairment testing must be done at least annually or more frequently if an event occurs which indicates the intangible may be impaired.

The Company has not completed its evaluation of the adoption of SFAS Nos. 141 and 142 but expects a favorable impact to net income due to the elimination of goodwill amortization. The Company plans to early adopt SFAS No. 142 during the first quarter of fiscal 2002.

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

3.  Debt

On July 19, 2001, subsequent to year end, the Company entered into a new $800,000,000 senior credit facilities agreement with a bank and institutional lender group, using the proceeds to repay all outstanding borrowings under the Company's 364-day term loan and revolving credit facility. The new credit facilities include (1) a five-year term loan in the amount of $375,000,000, repayable in quarterly installments of 2.50% in year one and two, 3.75% in year three and four and 12.50% in the fifth year; (2) a six-year term loan in the amount of $125,000,000, repayable at .25% per quarter in the first five years and 23.75% for each quarter in the sixth year; and (3) a five-year $300,000,000 revolving credit facility, maturing in July 2006, which allows up to $150,000,000 for letters of credit.
Maturities on these facilities aggregate $29,063,000 in fiscal 2002, $38,750,000 in fiscal 2003, $52,813,000 in fiscal 2004, $57,500,000 in fiscal
2005 and $155,938,000 in fiscal 2006. The facilities are secured by all accounts receivable and a majority of owned real property, intellectual property and equipment. The outstanding borrowings bear interest at variable rates generally equal to the London Interbank Offered Rate ("LIBOR") plus from 1.25% to 2.50% (1.75% at closing) on the $375,000,000 term loan and the revolving credit facility and LIBOR plus from 2.25% to 2.75% (2.25% at closing) on the $125,000,000 term loan, depending upon the Company's debt rating. The Company also pays a fee of between .38% and .50% (.38% at closing) on the unused portion of the revolving credit facility.

In July 2001, the Company also entered into interest rate swap agreements to offset the variable rate characteristic of a portion of these new borrowings. Based upon the current debt rating of the Company, the interest rate swap agreements result in fixed interest rates on $400,000,000 from 5.74% to 6.81% with termination dates ranging from July 2002 to July 2004. Including the effect of these swap agreements, the weighted average interest rate on the $555,000,000 borrowed at the date of the debt closing was 6.17%. The Company believes these swap agreements qualify for cash flow hedge accounting treatment and should be highly effective as defined by SFAS
Nos. 133, 137 and 138 (see Note 1 regarding discussion of these statements).

The senior credit facilities agreement contains covenants which, among other matters (1) limit the Company's ability to incur indebtedness, merge, consolidate and acquire, dispose of or incur liens on assets; (2) require the Company to satisfy certain ratios related to net worth, interest coverage and leverage; and (3) limit aggregate payments of cash dividends on common stock and common stock repurchases to a total of $100,000,000 plus 50% of consolidated net income after fiscal 2001.

At June 2, 2001 and June 3, 2000 the Company had the following debt outstanding:

                                      (In Thousands)
                                    June 2,    June 3,
                                     2001       2000
                                   --------   --------
Bank borrowings -
  Notes payable                    $565,000   $      -
  Revolving credit loans             20,000    185,000
6.43% Senior notes                        -    200,000
10.00% Senior notes                       -     29,000
                                   --------   --------
                                   $585,000   $414,000
                                   ========   ========

The debt outstanding at June 2, 2001 has been classified in the consolidated financial statements in accordance with the terms of the July 19, 2001 refinancing.

The weighted average interest rate on the outstanding bank borrowings was 5.61% and 6.51% at June 2, 2001 and June 3, 2000, respectively. In addition, the Company believes, based upon applicable terms, that the carrying value of all debt as of June 2, 2001 and June 3, 2000 approximates fair value, except the senior notes which had a fair value of $221,361,000 as of June 3, 2000.

4.  Commitments and Contingencies

Future minimum rental commitments for all noncancelable operating leases, exclusive of taxes and insurance, are as follows:

               Fiscal Years Ending      (In Thousands)
               -------------------      --------------
                      2002                 $ 69,514
                      2003                   55,198
                      2004                   40,335
                      2005                   27,624
                      2006                   17,185
                   Thereafter                23,403
                                           --------
                                           $233,259
                                           ========

Net rental expense under operating leases was $79,152,000, $74,475,000 and $67,568,000 for fiscal 2001, 2000 and 1999, respectively. The majority of the operating leases contain renewal options for varying periods.
Certain leases include purchase options during or at the end of the lease term.

In July 2000, a jury in California awarded compensatory damages totaling approximately $10,800,000 against the Company and in favor of 18 plaintiffs who alleged various forms of racial discrimination at the Company's San Francisco bakery. The trial court subsequently reduced these compensatory damages to approximately $5,800,000. In August 2000, the jury also awarded punitive damages totaling approximately $121,000,000. During October 2000, the trial court further reduced the compensatory damages to $3,000,000 and the punitive award to $24,300,000. In February 2001, the trial court also awarded $2,000,000 in attorneys' fees to the plaintiffs. The Company is actively appealing all of the judgments awarded to the plaintiffs in the case, asking for either a new trial or a reduction or elimination of the damage awards, while the plaintiffs have cross-appealed the trial court's reductions of damage awards. Based upon the opinion of outside counsel, although the Company feels its appeal presents strong arguments, no substantially certain outcome exists and it is not possible to estimate the amount of a probable loss, if any, to the Company at this time. The Company believes it has adequate reserves for the compensatory damages and legal fees awarded.

The Company is subject to various other routine legal proceedings, environmental actions and matters in the ordinary course of business, some of which may be covered in whole or in part by insurance. In management's opinion, none of these other matters will have a material adverse effect on the Company's financial position, but could be material to net income or cash flows for a particular quarter or annual period.

5.  Income Taxes

The reconciliation of the provision for income taxes to the statutory federal rate is as follows:

                              52 Weeks    53 Weeks    52 Weeks
                                Ended       Ended       Ended
                               June 2,     June 3,     May 29,
                                2001        2000        1999
                              --------    --------    --------
Statutory federal tax           35.0%       35.0%       35.0%
State income tax                 2.1         2.6         2.2
Intangibles amortization         2.4         1.6         1.2
Other                           (0.3)       (1.7)       (0.9)
                                ----        ----        ----
                                39.2%       37.5%       37.5%
                                ====        ====        ====

The components of the provision for income taxes are as follows:

                                       (In Thousands)
                              52 Weeks    53 Weeks    52 Weeks
                                Ended       Ended       Ended
                               June 2,     June 3,     May 29,
                                2001        2000        1999
                              --------    --------    --------
Current:
  Federal                     $31,242     $41,283     $62,227
  State                         2,609       3,814       5,829
                              -------     -------     -------
                               33,851      45,097      68,056
                              -------     -------     -------
Deferred:
  Federal                       4,527       5,963       6,702
  State                         1,032       2,572         935
                              -------     -------     -------
                                5,559       8,535       7,637
                              -------     -------     -------
                              $39,410     $53,632     $75,693
                              =======     =======     =======


Temporary differences and carryforwards which give rise to the deferred income tax assets and liabilities are as follows:

                                        (In Thousands)
                                      June 2,       June 3,
                                       2001          2000
                                     --------      --------
Deferred tax assets, net:
  Payroll and benefits accruals      $ 21,727      $ 19,178
  Self-insurance reserves              19,293        17,216
  Other                                 9,337         8,840
  Valuation allowance                       -             -
                                     --------      --------
                                     $ 50,357      $ 45,234
                                     ========      ========
Deferred tax liabilities, net:
  Property and equipment             $143,538      $141,330
  Intangibles                          53,492        53,569
  Payroll and benefits accruals       (36,936)      (38,319)
  Self-insurance reserves             (20,711)      (25,502)
  Environmental accruals               (3,619)       (7,129)
  Other                                 6,728         7,861
                                     --------      --------
                                     $142,492      $131,810
                                     ========      ========

6.  Employee Benefit Plans

The 1991 Employee Stock Purchase Plan, which is noncompensatory, allows all eligible employees to purchase common stock of the Company. The common stock can be either issued by the Company at market prices or purchased on the open market. At June 2, 2001, 232,000 shares were authorized but not issued under this plan.

The Company sponsors a defined contribution retirement plan for eligible employees not covered by union plans. Contributions are based upon a percentage of annual compensation plus a percentage of voluntary employee contributions. Retirement expense related to this plan was $16,176,000, $16,355,000 and $16,268,000 for fiscal 2001, 2000 and 1999, respectively.

The Company participates in numerous negotiated multi-employer pension plans covering employees participating by reason of union contracts. Expense for these plans was $118,333,000, $112,740,000 and $107,220,000 for fiscal 2001,
2000 and 1999, respectively.

The Company also maintains a defined benefit pension plan to benefit certain union and nonunion employee groups, with participation generally resulting from business acquisitions.


The components of the pension income for the defined benefit pension plan are as follows:

                                                 (In Thousands)
                                       52 Weeks     53 Weeks    52 Weeks
                                         Ended        Ended       Ended
                                        June 2,      June 3,     May 29,
                                         2001         2000        1999
                                       --------     --------    --------

     Service cost                       $   697      $   957      $ 1,025
     Interest cost                        3,707        3,498        3,100
     Expected return on plan assets      (5,596)      (4,471)      (3,784)

     Amortization:
       Unrecognized prior service cost       42           50           97
       Unrecognized net gain             (1,917)        (361)        (462)
                                        -------      -------      -------
     Net pension income                 $(3,067)     $  (327)     $   (24)
                                        =======      =======      =======

The aggregate changes in the Company's accumulated benefit obligation ("ABO") and plan assets, along with actuarial assumptions used, related to the defined benefit pension plan are as follows:

                                            (In Thousands)
                                         June 2,      June 3,
                                          2001         2000
                                        --------     --------
     ABO at beginning of year           $ 47,435     $ 50,628
     Service cost                            697          957
     Interest cost                         3,707        3,498
     Amendments                                -          (73)
     Actuarial (gain) loss                 3,588       (3,685)
     Benefits paid                        (4,012)      (3,890)
                                        --------     --------
     ABO at end of year                   51,415       47,435
                                        --------     --------
     Fair value of plan assets at
       beginning of year                  71,743       57,488
     Actual return on plan assets        (12,291)      18,010
     Contributions:
       Employer                                -           13
       Employee                              110          122
     Benefits paid                        (4,012)      (3,890)
                                        --------     --------
     Fair value of plan assets at
       end of year                        55,550       71,743
                                        --------     --------
     Plan assets in excess of ABO         (4,135)     (24,308)
     Unrecognized prior service cost        (174)        (214)
     Unrecognized net gain                 3,068       26,348
                                        --------     --------
     Net ABO liability (asset) at
       end of year                      $ (1,241)    $  1,826
                                        ========     ========
     Weighted average actuarial
       assumptions:
         Discount rate                      7.5%         8.0%
         Expected return on plan assets     8.0          8.0
         Rate of compensation increase      4.5          4.5

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

The components of the net postretirement benefit expense are as follows:

                                                 (In Thousands)
                                       52 Weeks     53 Weeks     52 Weeks
                                         Ended        Ended        Ended
                                        June 2,      June 3,      May 29,
                                         2001         2000         1999
                                       -------       -------      -------
     Service cost                      $ 2,348       $ 2,343      $2,089
     Interest cost                       8,753         8,439       6,675
     Amortization:
       Unrecognized prior service cost     322           353         320
       Unrecognized net loss               334           213           -
                                       -------       -------      ------
     Net postretirement benefit
      expense                          $11,757       $11,348      $9,084
                                       =======       =======      ======

The aggregate change in the Company's accumulated postretirement benefit obligation ("APBO"), which is unfunded, is as follows:

                                            (In Thousands)
                                         June 2,      June 3,
                                          2001         2000
                                        --------     --------
     APBO at beginning of year          $109,795     $ 98,056
     Service cost                          2,348        2,343
     Interest cost                         8,753        8,439
     Participant contributions             1,846        1,838
     Amendments                               47          197
     Actuarial loss                        2,445        9,754
     Acquisitions                              -          463
     Benefits paid                       (12,866)     (11,295)
                                        --------     --------
     APBO at end of year                 112,368      109,795
     Unrecognized prior service cost      (2,043)      (2,317)
     Unrecognized net loss               (15,897)     (13,787)
                                        --------     --------
     Accrued postretirement benefit       94,428       93,691
     Less current portion                (11,500)     (11,000)
                                        --------     --------
     APBO included in other
      liabilities                       $ 82,928     $ 82,691
                                        ========     ========

In determining the APBO, the weighted average discount rate was assumed to be 8.0% for fiscal 2001 and 2000 and 7.0% for fiscal 1999. The assumed health care cost trend rate for fiscal 2001 was 10.0%, declining gradually to 5.5% over the next 5 years. A 1.0% increase in this assumed health care cost trend rate would increase the service and interest cost components of the net postretirement benefit expense for fiscal 2001 by approximately $1,112,000, as well as increase the June 2, 2001 APBO by approximately $9,113,000.

Conversely, a 1.0% decrease in this rate would decrease the fiscal 2001 expense by approximately $981,000 and the June 2, 2001 APBO by approximately $8,079,000.

The Company also participates in a number of multi-employer plans which provide postretirement health care benefits to substantially all union employees not covered by Company-administered plans. Amounts reflected as benefit cost and contributed to such plans, including amounts related to health care benefits for active employees, totaled $171,510,000, $162,990,000 and $154,670,000 in fiscal 2001, 2000 and 1999, respectively.

7.  Stock-Based Compensation

The 1996 Stock Incentive Plan (the "Plan") allows the Company to grant to employees and directors various stock awards, including stock options, which are granted at prices not less than the fair market value at the date of grant, and restricted stock. A maximum of 13,683,000 shares was approved to be issued under the Plan. On June 2, 2001, shares totaling 1,481,000 were authorized but not awarded under the Plan.

The stock options may be granted over a period not to exceed 10 years and generally vest from one to three years from the date of grant. The changes in outstanding options are as follows:

                              (In Thousands)     Weighted Average
                                  Shares          Exercise Price
                               Under Option          Per Share
                               ------------      ----------------
      Balance May 30, 1998         5,261              $24.78
      Issued                       1,030               26.60
      Surrendered                   (184)              29.81
      Exercised                     (504)              14.36
                                  ------              ------
      Balance May 29, 1999         5,603               25.89
      Issued                       2,129               18.65
      Surrendered                   (308)              28.56
      Exercised                     (207)               9.50
                                  ------              ------
      Balance June 3, 2000         7,217               24.12
      Issued                       1,348               14.16
      Surrendered                   (488)              26.67
      Exercised                      (14)               7.03
                                  ------              ------
      Balance June 2, 2001         8,063              $22.33
                                  ======              ======

Stock options outstanding and exercisable on June 2, 2001 are as follows:

                                                              Weighted Average
                          (In Thousands)   Weighted Average       Remaining
Range of Exercise             Shares        Exercise Price    Contractual Life
Prices Per Share           Under Option        Per Share          In Years
-----------------          ------------    ----------------   ----------------
Outstanding:
 $ 6.25 - $14.50               2,700            $13.54              8.8
  15.13 -  27.06               3,241             22.07              6.7
  33.28 -  33.91               2,122             33.90              6.3
 ---------------               -----            ------              ---
 $ 6.25 - $33.91               8,063            $22.33              7.3
 ---------------               -----            ------              ---

Exercisable:
 $ 6.25 - $14.50                 833            $12.00
  15.13 -  27.06               2,357             21.41
  33.28 -  33.91               2,122             33.90
 ---------------               -----            ------
 $ 6.25 - $33.91               5,312            $24.93
 ---------------               -----            ------

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

The weighted average fair value at date of grant for options granted during fiscal 2001, 2000 and 1999 was $5.49, $7.08 and $8.80 per share, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

                                    2001       2000       1999
                                    ----       ----       ----
Expected dividend yield              1.8%       1.9%       1.3%
Expected volatility                 41.7       36.8       28.5
Risk-free interest rate              4.6        6.3        5.4
Expected term in years               4.0        4.0        4.0

If the Company had adopted the provisions of SFAS No. 123, the impact would have been to reduce reported net income and earnings per share as follows:


                             52 Weeks       53 Weeks       52 Weeks
                               Ended          Ended          Ended
                              June 2,        June 3,        May 29,
                               2001           2000           1999
                             --------       --------       --------
Net income (in thousands)     $ 7,674        $12,804        $10,621
Earnings per share:
  Basic                           .09            .12            .15
  Diluted                         .09            .12            .15

During fiscal 1998, the Company also awarded 200,000 shares of restricted stock under the Plan, with a weighted average fair value at the date of grant of $33.91 per share. These restricted shares vested ratably after one, two and three years of continued employment, and are currently fully vested. Compensation expense related to this award was $696,000, $2,260,000 and $2,260,000 for fiscal 2001, 2000 and 1999, respectively.

On June 2, 2001, 9,976,000 total shares of common stock were reserved for issuance under various employee benefit plans.

8.  Accrued Expenses and Other Liabilities

Included in accrued expenses are the following:

                                               (In Thousands)
                                             June 2,     June 3,
                                              2001        2000
                                            --------    --------
     Payroll, vacation and other
      compensation                          $59,093     $56,321
     Self-insurance reserves                 54,622      48,708
     Pension and welfare                     36,014      34,638
     Taxes other than income                 20,780      19,967


Included in other liabilities are the following:

                                               (In Thousands)
                                             June 2,     June 3,
                                              2001        2000
                                            --------    --------

     Self-insurance reserves                $56,917     $70,374
     Accumulated postretirement benefit
       obligation                            82,928      82,691

9.  Stockholder Rights Plan

In May 2000, the Company's board of directors adopted a stockholder rights plan which provided that a dividend of one preferred stock purchase right was declared for each share of the Company's common stock outstanding and any common shares issued thereafter. The rights are not exercisable until 10 business days following either 1) a public announcement that a person or group acquired 15% or more of the Company's common stock or 2) the announcement of a tender offer which could result in a person or group acquiring 15% or more of the Company's common stock.

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

10. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the fiscal years ended
June 2, 2001 and June 3, 2000 is as follows (each quarter represents a period of twelve weeks except the third quarters, which cover sixteen weeks, and the fourth quarter of fiscal 2000 which covers thirteen weeks):

                                (In Thousands, Except Per Share Data)
                              First       Second        Third       Fourth
                             --------    --------    ----------    --------
2001
  Net sales                  $819,694    $817,813    $1,038,969    $820,006
  Cost of products sold       384,220     391,859       492,207     384,232
  Operating income             50,106      32,676        28,989      35,332
  Net income                   26,885      11,386         7,747      15,107
  Earnings per share:
    Basic                         .41         .22           .15         .30
    Diluted                       .41         .22           .15         .30

2000
  Net sales                  $809,473    $810,600    $1,035,609    $867,247
  Cost of products sold       380,714     378,963       494,886     417,605
  Operating income             58,799      50,143        41,336      20,120
  Net income                   33,226      27,938        20,417       7,807
  Earnings per share:
    Basic                         .47         .40           .30         .12
    Diluted                       .47         .40           .30         .12

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

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Board of Directors and Stockholders
Interstate Bakeries Corporation

We have audited the accompanying consolidated balance sheets of Interstate Bakeries Corporation and its subsidiaries (the "Company") as of June 2, 2001 and June 3, 2000 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 2, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 2, 2001 and June 3, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 2, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
July 20, 2001