Form 10-K, Exhibit 13
period 2002-06-01
INTERSTATE BAKERIES CORP/DE/
filed 2002-08-23
CIK 829499

EXHIBIT 13.1

Interstate Bakeries Corporation is the largest baker and distributor of fresh baked bread and sweet goods in the United States. The Company has three major divisions — the Western Division, headquartered in Phoenix, Arizona; the Central Division, headquartered in Kansas City, Missouri; and the Eastern Division, headquartered in Charlotte, North Carolina. The Company also sells dry products.

The Company operates 62 bakeries throughout the United States and employs more than 35,000 people. From these strategically dispersed bakeries, the Company’s sales force delivers baked goods to more than 200,000 food outlets on approximately 9,500 delivery routes. The Company’s products are distributed throughout the United States, primarily through its direct route system and approximately 1,375 Company-operated thrift stores, and to some extent through distributors.

The IBC product line is marketed under a number of well-known national and regional brands, which include Wonder, Hostess, Home Pride, Drake’s, Beefsteak, Bread du Jour, Dolly Madison, Butternut, Merita, Parisian, Colombo, Sunbeam, Millbrook, Eddy’s, Holsum, Sweetheart, Cotton’s Holsum, Di Carlo, J.J. Nissen, Marie Callender’s and Mrs. Cubbison’s. In addition, the Company is a baker and distributor of Roman Meal and Sun-Maid bread.

COMMON STOCK INFORMATION

The Company’s common stock is listed on the New York Stock Exchange and is traded under the symbol IBC. The table below presents the high and low closing sales prices for the stock and cash dividends paid during fiscal 2002 and 2001:

		Stock Price
Fiscal				Cash
Year	Quarter	High	Low	Dividends

2002	1	$24.87	$15.01	$.07
	2	25.50	22.98	.07
	3	25.97	23.24	.07
	4	28.45	23.60	.07

2001	1	19.63	13.81	.07
	2	17.94	13.94	.07
	3	16.78	10.81	.07
	4	17.03	13.49	.07

The Company had approximately 2,154 shareholders of record of its common stock on June 1, 2002 (does not include account holders in the Company’s 1991 Employee Stock Purchase Plan).

[Inside Front Cover]

INTERSTATE BAKERIES CORPORATION
FIVE-YEAR SUMMARY OF FINANCIAL DATA

		(In Thousands, Except Per Share Data)
	52 Weeks	52 Weeks	53 Weeks	52 Weeks	52 Weeks
	Ended	Ended	Ended	Ended	Ended
	June 1,	June 2,	June 3,	May 29,	May 30,
	2002(1)(2)	2001	2000	1999	1998

Statements of Income

Net sales	$3,532,423	$3,475,443 (3)	$3,503,759 (3)	$3,454,711 (3)	$3,260,731 (3)
Operating income	147,357	147,103	170,398	224,477	231,592
% of net sales	4.2%	4.2%	4.9%	6.5%	7.1%
Net income	$69,789	$61,125	$89,388	$126,155	$127,924
% of net sales	2.0%	1.8%	2.6%	3.7%	3.9%
Earnings per share:
Basic	$1.39	$1.13	$1.31	$1.76	$1.74
Diluted	1.36	1.13	1.31	1.74	1.71
Common stock dividends per share	.28	.28	.28	.28	.28
Weighted average common shares outstanding:
Basic	50,091	54,110	68,156	71,662	73,512
Diluted	51,299	54,296	68,356	72,483	74,845

Balance Sheets

Total assets	$1,602,942	$1,623,496	$1,651,925	$1,680,775	$1,549,986
Long-term debt, excluding current maturities	581,438	555,937	385,000	369,000	261,000
Stockholders’ equity	301,230	392,805	591,677	603,803	565,155
Debt to total capital	65.9%	58.6%	39.4%	37.9%	31.6%

(1)	Fiscal 2002’s operating income includes other charges of $25,700,000, amounting to $.31 per diluted share, related to the closure of the Company’s Detroit bakery and the settlement of employment discrimination litigation related to the Company’s San Francisco bakery.

(2)	Fiscal 2002’s results include the effect of adopting Statement of Financial Accounting Standards No. 142 which eliminated the amortization of purchased goodwill and other intangibles with indefinite useful lives. See Note 8 to the Company’s consolidated financial statements for information related to the impact of the adoption.

(3)	Fiscal 2001 and 2000 net sales have been adjusted for the Company’s fiscal 2002 adoptions of Emerging Issues Task Force (“EITF”) consensus No. 00-14 and EITF consensus No. 00-25 (updated by EITF No. 01-9) related to the classification of sales incentive costs, such as coupons, and the classification of consideration given to customers in order to improve the Company’s shelf space and shelf position and for in-store marketing programs, respectively. Fiscal 1999 and 1998 net sales have been adjusted for EITF No. 00-14 only as the information required for the EITF No. 00-25 reclassification was not available. The adoption of these new accounting pronouncements, which required the Company to reclassify the specified costs to net sales from selling, delivery and administrative expenses, had no impact on the Company’s net income for any period presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Interstate Bakeries Corporation is the largest baker and distributor of fresh baked bread and sweet goods in the United States, producing, marketing, distributing and selling a wide range of breads, rolls, croutons, snack cakes, donuts, sweet rolls and related products. Our various brands are positioned across a wide spectrum of consumer categories and price points. We operate 62 bakeries and approximately 1,375 thrift stores located in strategic markets throughout the United States. Our sales force delivers baked goods from our more than 1,100 distribution centers to more than 200,000 food retail outlets by more than 9,500 delivery routes.

Our net sales are affected by various factors, including our marketing programs, competitors’ activities and consumer preferences. We recognize sales, net of estimated credits for dated and damaged products, when our products are delivered to our customers.

Our cost of products sold consists of ingredient, labor, packaging and other production costs. The primary ingredients used in producing our products are flour, sugar and edible oils.

Our selling, delivery and administrative expenses include the labor and transportation costs of delivering our product to our customers; the labor, occupancy and other selling costs of our thrift stores; the costs of marketing our products and other general sales and administrative costs not directly related to production.

We end our fiscal year on the Saturday closest to the last day of May. Consequently, most years contain 52 weeks of operating results while every fifth or sixth year includes 53 weeks. In fiscal 2000, our results included 53 weeks. In addition, each quarter of our fiscal year represents a period of 12 weeks, except the third quarter, which covers 16 weeks, and the fourth quarter of any 53 week year, which covers 13 weeks.

Demand for certain of our products is seasonal in nature. Sales of fresh baked sweet goods are historically weaker during the winter holiday period, which we believe is attributable to altered consumption patterns during the holiday season. Sales of buns, rolls and shortcake products are historically stronger in the spring and early summer months.

SIGNIFICANT EVENTS IN FISCAL 2002

Common stock repurchase and termination of our shareholder agreement. On April 25, 2002 we purchased 7,348,154 shares of our common stock from Tower Holding Company, Inc. (“Tower”), a subsidiary of Nestlé Purina PetCare Company (“Nestlé Purina”) for $21.50 per share. In addition, Tower also exercised its demand registration right pursuant to our shareholder agreement with them and they sold the remaining 7,500,000 shares of our common stock which they held in a secondary offering completed May 14, 2002 at a price of $25.75 per share. Upon completion of these transactions, Nestlé Purina and Tower no longer held any shares of our common stock and our shareholder agreement was terminated.

Extended shelf life program. In March 2001, we began the selective introduction of our extended shelf life, or ESL, program, designed to enhance taste, quality and freshness and to extend the shelf life of our products. We currently use the ESL program to produce almost all of our products as we completed our nationwide roll-out of the program near the end of fiscal 2002. The ESL program has generally doubled the shelf life and improved the overall quality of our products. It has also increased customer sell-through percentages of our products, reducing our production cost per dollar of sales. Our ESL program has enabled us to increase route productivity by reducing restocking frequency for our lower volume customers and decrease the number of our distribution routes by over 10%. Additionally, through our ESL program, we have improved customer service by more effectively maintaining fully stocked shelves and reducing out-of-stocks.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are discussed in Note 1 to our consolidated financial statements. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. These estimates and assumptions are evaluated on an on-going basis and are based upon many factors including historical experience, consultation with outside professionals, such as actuaries, and management’s judgment. Actual results could differ from any estimates made and results could be materially different if different assumptions or conditions were to prevail.

We believe the following represents our critical accounting policies and estimates, involving those areas of financial statement preparation which are most important to the portrayal of our financial condition and results and which require management’s most difficult, subjective and complex judgments.

Reserves for self-insurance and postretirement benefits. We retain levels of insurance risks related to active employee health care costs, workers’ compensation claims, liability insurance claims and postretirement health care costs. Many of our workers’ compensation and liability losses are covered under conventional insurance programs with high deductible limits. We are self-insured, with some stop-loss protection, for other losses and for health care costs. Reserves for reported but unpaid losses, as well as incurred but not reported losses, related to our retained risks are calculated based upon loss development factors, as well as other assumptions considered by management, including assumptions provided by our external insurance brokers and actuaries. The factors and assumptions used are subject to change based upon historical experience, as well as changes in expected cost trends, discount rates and other factors.

The reserves, including both the current and long-term portions, recorded by us for these liabilities amounted to $212,604,000 and $205,966,000 at June 1, 2002 and June 2, 2001, respectively.

Long-lived assets. Property and equipment purchases are recorded at cost or fair market value when acquired as part of a business acquisition. These assets are depreciated based on useful lives, developed by historical experience and management’s judgment.

We assess the net realizable value of our long-lived assets whenever events occur which indicate that the carrying value of an asset may be impaired. The assessment involves comparing the asset’s estimated fair value to its carrying value, with the impairment loss measured as the amount by which the carrying value exceeds the fair value of the asset. Goodwill and other intangible assets with indefinite lives, principally trademarks and trade names acquired in business acquisitions, are no longer amortized due to our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142 during the first quarter of fiscal 2002. In addition, in accordance with SFAS No. 142, we must assess our goodwill and other intangibles with indefinite useful lives for impairment at least annually, under the required criteria and methods specified in SFAS No. 142.

Long-lived assets recorded in our consolidated financial statements at June 1, 2002, include $845,005,000 of net property and equipment, $215,346,000 of goodwill and $176,044,000 of intangibles with indefinite lives, while amounts of $874,310,000, $215,346,000 and $175,743,000, respectively, were recorded at June 2, 2001.

NEWLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which establishes new accounting and reporting standards for derivative instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133,” and in June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities – An Amendment of FASB Statement No. 133.” The new rules, which we adopted in the first quarter of fiscal 2002, require that all derivative instruments be recognized as assets or liabilities on the consolidated balance sheet at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income (loss) (“OCI”), depending on whether the derivative is designated and is effective as a hedge, and on the type of hedge. Changes in the fair value of derivative instruments recorded to OCI are reclassified to earnings in the period affected by the underlying hedged item. Any portion of the change in fair value of a derivative instrument determined to be ineffective as a hedge under the rules is recognized in current earnings. The transition adjustment recognized by us in fiscal 2002 for the adoption of these new rules was not material to our financial position or net income. While the implementation of these statements has not affected our overall economic hedging strategy, the new pronouncement has affected the timing of when gains and losses on hedges are reported in our net income. For further information regarding the impact of this accounting change, see Note 3 to our consolidated financial statements.

In June 2001, the FASB approved the issuance of SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires all business combinations to be accounted for using the purchase method and provides guidance regarding the recognition of intangibles separate from goodwill in a purchase transaction. SFAS No. 142 eliminates the amortization of purchased goodwill and other intangibles with indefinite useful lives and provides guidance on the required testing of these assets for impairment. This impairment testing must be done at least annually or more frequently if an event occurs which indicates the intangible may be impaired. We adopted SFAS No. 142 during the first quarter of fiscal 2002 and have experienced a favorable impact on net income due to the elimination of amortization of goodwill and other intangibles with indefinite useful lives. For further information regarding the impact of this accounting change, see Note 8 to our consolidated financial statements.

In May 2000, the Emerging Issues Task Force (“EITF”) of the FASB announced that it had reached a consensus on Issue No. 00-14, “Accounting for Certain Sales Incentives.” Issue No. 00-14 establishes requirements for the recognition and presentation in the financial statements of sales incentives such as discounts, coupons and rebates. This consensus became effective for us as of the first quarter of fiscal 2002. This consensus required us to reclassify certain amounts, from selling, delivery and administrative expenses to net sales, resulting in a reduction to both with no impact on our financial position or net income.

In April 2001, the EITF reached consensus on Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” This issue addresses the recognition, measurement and classification of certain costs incurred by a vendor to benefit the reseller of the vendor’s products such as costs related to improved shelf space, improved shelf position and in-store marketing programs. In November 2001, the EITF further clarified this issue by reaching a consensus on Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This guidance, which was adopted by us during the fourth quarter of fiscal 2002, required us to reclassify certain costs to net sales from selling, delivery and administrative expenses. The adoption had no impact on our financial position or net income.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” which requires that the fair value of a liability for an asset retirement obligation be recognized when it is incurred. The related asset retirement costs are capitalized as part of the long-lived asset’s carrying value. SFAS No. 143 will be effective for us during fiscal 2004. We are currently assessing the impact which the adoption of this statement will have on our consolidated financial statements but we do not expect the impact to be material.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement, which supersedes SFAS No. 121 and was adopted by us in fiscal 2003, provides revised guidance regarding the recognition and measurement of impairment losses related to certain long-lived assets and discontinued operations. The adoption of this statement had no impact on our financial position or net income.

RESULTS OF OPERATIONS

The following table sets forth, for fiscal years 2002, 2001 and 2000, the relative percentages that certain income and expense items bear to net sales:

	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	June 1,	June 2,	June 3,
	2002	2001	2000

Net sales	100.0%	100.0%	100.0%
Cost of products sold	47.4	47.5	47.7
Selling, delivery and administrative expenses	44.9	45.0	44.2
Other charges	.7	—	—
Depreciation and amortization	2.8	3.3	3.2

Operating income	4.2	4.2	4.9
Interest expense — net	1.1	1.3	.8

Income before income taxes	3.1	2.9	4.1
Income tax expense	1.1	1.1	1.5

Net income	2.0%	1.8%	2.6%

Fiscal 2002 Compared to Fiscal 2001

Net sales. Net sales for the 52 weeks ended June 1, 2002 were $3,532,423,000, an increase of $56,980,000, or 1.6%, over net sales of $3,475,443,000 for the 52 weeks ended June 2, 2001. This increase reflects slightly higher selling prices overall for fiscal 2002, as well as improved unit volume during the latter half of fiscal 2002.

Gross profit. Gross profit for fiscal 2002 of $1,856,919,000 was 52.6% of net sales, up 1.9% from fiscal 2001’s gross profit of $1,822,925,000, or 52.5% of net sales. Our gross profit margins were favorably impacted by savings from producing less product because of higher customer sell-through percentages of our products, as well as operational efficiencies and somewhat lower energy costs. The need to produce less product is a result of our new ESL program. Partially offsetting the favorable impact of these items were higher ingredient costs, due in part to the ESL program, and labor-related expense increases, principally health care costs.

Selling, delivery and administrative expenses. Selling, delivery and administrative expenses were $1,587,719,000 for fiscal 2002, or 44.9% of net sales, compared to $1,564,923,000, or 45.0% of net sales, in fiscal 2001. This slight improvement as a percentage of net sales reflects the favorable impact of a reduced number of delivery routes resulting from our ESL program and lower energy costs, offset by higher labor-related costs.

Other charges. Other charges of $25,700,000 for fiscal 2002 relate to the closure of our Detroit bakery and the settlement of employment discrimination litigation related to our San Francisco bakery.

Depreciation and amortization. Depreciation and amortization was $96,143,000 for fiscal 2002, down $14,756,000 from $110,899,000 in fiscal 2001. The primary reason for this decrease was our adoption on June 3, 2001 of SFAS No. 142, which eliminated the amortization of purchased goodwill and other intangibles with indefinite useful lives. For further information regarding the impact of this accounting change, see Note 8 to our consolidated financial statements.

Operating income. Based upon the above factors, operating income for fiscal 2002 was $147,357,000, or 4.2% of net sales, compared to fiscal 2001’s $147,103,000, or 4.2% of net sales. Before other charges, fiscal 2002’s operating income was $173,057,000, or 4.9% of net sales.

Interest expense. Interest expense was $37,266,000 for fiscal 2002, decreasing $9,820,000 from fiscal 2001. This decline reflects lower borrowing levels throughout most of fiscal 2002, as well as somewhat lower interest rates.

Income tax expense. The effective income tax rates were 36.8% and 39.2% for fiscal 2002 and 2001, respectively. The rate for fiscal 2001 included 2.4% related to nondeductible intangibles amortization. We did not amortize these intangibles during fiscal 2002, due to our adoption of SFAS No. 142 in the first quarter.

Net income. Net income was $69,789,000, or $1.36 per diluted share, compared to $61,125,000, or $1.13 per diluted share, in fiscal 2001. Earnings per diluted share for fiscal 2002 were reduced by $.31 due to the other charges detailed above, while the effect on fiscal 2001 net income relating to the adoption of SFAS No. 142 during fiscal 2002 (as discussed above under “Depreciation and amortization”) would have been $.20 per diluted share. Adjusting for these items, earnings per diluted share would have been $1.67 for fiscal 2002 compared to $1.33 for fiscal 2001.

Fiscal 2001 Compared to Fiscal 2000

Net sales. Net sales for the 52 weeks ended June 2, 2001 were $3,475,443,000, a decrease of $28,316,000 from net sales of $3,503,759,000 for the 53 weeks ended June 3, 2000. Excluding the impact of the extra week, net sales were up approximately 1.0%. This slight improvement reflects selling price increases realized in fiscal 2001, offset by unit volume declines. The improvement is also reflective of the impact of an eight-day work stoppage at five northeastern bakeries during fiscal 2000.

Gross profit. Fiscal 2001 gross profit was $1,822,925,000, or 52.5% of net sales, comparable to the gross profit in fiscal 2000 which totaled $1,831,591,000, or 52.3% of net sales. This stable margin performance represents the effect of higher selling prices and operational efficiencies, partially offset by higher labor and labor-related costs, as well as higher utility costs.

Selling, delivery and administrative expenses. Selling, delivery and administrative expenses totaled $1,564,923,000, or 45.0% of net sales, for fiscal 2001, up from $1,549,589,000, or 44.2% of net sales, the prior year. This unfavorable variance was attributable to inflationary labor and labor-related cost increases, as well as higher utility and fuel costs, measured against only slightly increased net sales, adjusted for the extra week in fiscal 2000.

Operating income. Based upon the above factors, operating income decreased to $147,103,000, or 4.2% of net sales, from $170,398,000, or 4.9% of net sales, the previous year, a decline of $23,295,000.

Interest expense. Interest expense for fiscal 2001 was $47,086,000, up $19,277,000 from fiscal 2000 interest expense of $27,809,000. This increase reflects higher borrowing levels resulting from our repurchase of over 15,500,000 shares of treasury stock during fiscal 2001. Overall interest rates were also somewhat higher in fiscal 2001 on the debt undertaken to purchase the treasury stock.

Income tax expense. The effective income tax rates were 39.2% and 37.5% for fiscal 2001 and 2000, respectively.

Net income. Reflecting the above factors, net income for fiscal 2001 was $61,125,000, or 1.8% of net sales, representing $1.13 per basic and diluted share. This represents a decline of $28,263,000 from net income of $89,388,000, or 2.6% of net sales and $1.31 per basic and diluted share, in fiscal 2000.

CASH RESOURCES AND LIQUIDITY

Cash from operating activities for the 52 weeks ended June 1, 2002 was $199,723,000, up from $182,212,000 generated for the 52 weeks ended June 2, 2001. This improvement reflects improved operating results in fiscal 2002, partially offset by cash payments of a portion of other charges. Cash from operating activities, net additional borrowings under our credit agreement and proceeds from stock option exercises were used to repurchase common stock of $158,325,000, fund capital expenditures of $74,960,000 and pay common stock dividends of $14,442,000.

Our planned cash needs for fiscal 2003 include approximately $194,567,000, consisting of $39,500,000 of required debt repayments, $67,867,000 of obligations under operating leases, $12,200,000 of common stock dividends and $75,000,000 of capital expenditures, including funds needed to convert a facility near Las Vegas, Nevada, purchased in fiscal 2002. We believe cash from ongoing operations, along with our borrowing capacity under our credit facilities, will be sufficient to fund our currently anticipated cash needs through fiscal 2003. We may incur additional expenditures for bakery acquisitions if opportunities become available. In addition, we may purchase up to 7,400,000 shares under our stock repurchase program, previously approved by the board of directors.

The following is a summary of certain of our contractual obligations as of June 1, 2002 and the anticipated impact these obligations will have on future cash flows:

(In Thousands)
Payments Due By Fiscal Year Under Certain Contractual Obligations

Fiscal		Revolving	Long-Term	Operating
Years	Total	Credit Line(a)	Debt(a)	Leases

2003	$107,367	$—	$39,500	$67,867
2004	106,422	—	53,813	52,609
2005	96,609	—	58,500	38,109
2006	182,266	—	156,937	25,329
2007	273,367	50,000	208,500	14,867
Thereafter	73,651	—	53,688	19,963

Total	$839,682	$50,000	$570,938	$218,744

(a)	Borrowings under our senior secured credit facilities are secured by all of our accounts receivable and a majority of our owned real property, intellectual property and equipment. The revolving credit line has a total capacity of $300,000,000 and allows up to $150,000,000 for letters of credit. We had borrowings outstanding of $50,000,000 under the revolving credit line and $116,220,000 in letters of credit outstanding as of June 1, 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks relative to commodity price fluctuations and interest rate changes. We actively manage these risks through the use of forward purchase contracts and derivative financial instruments. As a matter of policy, we use derivative financial instruments only for hedging purposes, and the use of derivatives for trading and speculative purposes is prohibited.

Commodity prices. Commodities we use in the production of our products are subject to wide price fluctuations, depending upon factors such as weather, crop production, worldwide market supply and demand and government regulation. To reduce the risk associated with commodity price fluctuations, primarily for wheat, corn, sugar, soybean oil and certain fuels, we enter into forward purchase contracts and commodity futures and options in order to fix commodity prices for future periods. A sensitivity analysis was prepared and, based upon our commodity-related derivatives position as of June 1, 2002, an assumed 10% adverse change in commodity prices would not have a material effect on our fair values, future earnings or cash flows.

Interest rates. We enter into interest rate swap agreements to manage the interest rate risk associated with variable rate debt instruments. In July 2001 and April 2002, we entered into interest rate swap agreements resulting in fixed interest rates on $490,000,000 from 5.73% to 6.81%, with termination dates ranging from July 2002 to July 2004. Based upon a sensitivity analysis at June 1, 2002, an assumed 10% adverse change in interest rates would not have a material impact on our fair values, future earnings or cash flows.

FORWARD LOOKING STATEMENTS

Parts of this Annual Report, including the Chief Executive Officer’s report to shareholders and employees and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements include comments regarding, among other things, our expectations of future operating and financial performance. These statements are based on current expectations and are subject to certain risks, uncertainties and assumptions including, but not limited to, competitive activity, availability of raw materials and general economic conditions. We believe the expectations reflected in these forward-looking statements are reasonable. However, we cannot be sure that these expectations will prove to be correct. Should one or more of our assumptions prove incorrect, our actual results could differ materially from those anticipated in these statements.

These statements speak only as of the date of the preparation of this report and we are not obligated to publicly update or revise them to reflect future events or developments, except as required by law. We have provided additional information in our Annual Report on Form 10-K filed with the Securities and Exchange Commission, which readers are encouraged to review, concerning other factors that could cause actual results to differ materially from those indicated in the forward-looking statements.

INTERSTATE BAKERIES CORPORATION
CONSOLIDATED BALANCE SHEETS

	(In Thousands)
	June 1,	June 2,
	2002	2001

Assets
Current assets:
Accounts receivable, less allowance for doubtful accounts of $4,200,000 ($4,069,000 at June 2, 2001)	$197,083	$197,832
Inventories	80,139	76,208
Other current assets	67,610	62,885

Total current assets	344,832	336,925

Property and equipment:
Land and buildings	426,322	418,928
Machinery and equipment	1,051,861	1,038,323

	1,478,183	1,457,251
Less accumulated depreciation	(633,178)	(582,941)

Net property and equipment	845,005	874,310

Goodwill	215,346	215,346
Intangibles	189,059	190,122
Other assets	8,700	6,793

	$1,602,942	$1,623,496

Liabilities and Stockholders’ Equity
Current liabilities:
Long-term debt payable within one year	$39,500	$29,063
Accounts payable	126,348	123,872
Accrued expenses	220,541	194,473

Total current liabilities	386,389	347,408

Long-term debt	581,438	555,937
Other liabilities	186,746	184,854
Deferred income taxes	147,139	142,492

Total long-term liabilities	915,323	883,283

Stockholders’ equity:
Preferred stock, par value $.01 per share; authorized — 1,000,000 shares; issued — none	—	—
Common stock, par value $.01 per share; authorized — 120,000,000 shares; issued — 80,684,000 shares (79,851,000 at June 2, 2001)	807	799
Additional paid-in capital	568,315	551,963
Retained earnings	428,434	373,087
Treasury stock, at cost — 36,858,000 shares (29,495,000 at June 2, 2001)	(691,369)	(533,044)
Accumulated other comprehensive loss	(4,957)	—

Total stockholders’ equity	301,230	392,805

	$1,602,942	$1,623,496

See accompanying notes.

INTERSTATE BAKERIES CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	(In Thousands, Except Per Share Data)
	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	June 1,	June 2,	June 3,
	2002	2001	2000

Net sales	$3,532,423	$3,475,443	$3,503,759

Cost of products sold	1,675,504	1,652,518	1,672,168
Selling, delivery and administrative expenses	1,587,719	1,564,923	1,549,589
Other charges	25,700	—	—
Depreciation and amortization	96,143	110,899	111,604

	3,385,066	3,328,340	3,333,361

Operating income	147,357	147,103	170,398

Other income	(335)	(518)	(431)
Interest expense	37,266	47,086	27,809

	36,931	46,568	27,378

Income before income taxes	110,426	100,535	143,020
Provision for income taxes	40,637	39,410	53,632

Net income	$69,789	$61,125	$89,388

Earnings per share:
Basic	$1.39	$1.13	$1.31

Diluted	$1.36	$1.13	$1.31

See accompanying notes.

INTERSTATE BAKERIES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In Thousands)
	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	June 1,	June 2,	June 3,
	2002	2001	2000

Cash flows from operating activities:
Net income	$69,789	$61,125	$89,388
Depreciation and amortization	96,143	110,899	111,604
Other	18,070	(11,006)	(15,416)
Change in operating assets and liabilities:
Accounts receivable	749	6,828	13,596
Inventories	(3,931)	2,632	(12,156)
Other current assets	(4,725)	(5,238)	8,271
Accounts payable and accrued expenses	23,628	16,972	(28,596)

Cash from operating activities	199,723	182,212	166,691

Cash flows from investing activities:
Additions to property and equipment	(74,960)	(88,127)	(93,092)
Sale of assets	7,473	2,791	18,614
Acquisitions	—	—	(3,259)
Other	(328)	(336)	(6,667)

Cash from investing activities	(67,815)	(85,672)	(84,404)

Cash flows from financing activities:
Reduction of long-term debt and notes payable	(614,062)	(439,000)	(25,000)
Addition to long-term debt and notes payable	650,000	610,000	45,000
Common stock dividends paid	(14,442)	(15,189)	(19,044)
Stock option exercise proceeds	13,771	101	1,968
Acquisition of treasury stock	(158,325)	(244,953)	(85,211)
Debt issuance costs	(8,850)	(7,499)	—

Cash from financing activities	(131,908)	(96,540)	(82,287)

Change in cash and cash equivalents	—	—	—

Cash and cash equivalents:
Beginning of period	—	—	—

End of period	$—	$—	$—

Cash payments made:
Interest	$31,146	$46,962	$27,994
Income taxes	33,404	23,368	46,427

See accompanying notes.

INTERSTATE BAKERIES CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

 (In Thousands)

	Common
	Stock Issued				Treasury Stock
							Accumulated
	Number		Additional		Number		Other	Total
	of	Par	Paid-in	Retained	of		Comprehensive	Stockholders’
	Shares	Value	Capital	Earnings	Shares	Cost	Loss	Equity

Balance May 29, 1999	79,630	$796	$549,080	$256,807	(9,412)	$(202,880)	$—	$603,803
Net income	—	—	—	89,388	—	—	—	89,388
Stock options exercised and related income tax benefit	207	2	2,739	—	—	—	—	2,741
Dividends paid — $.28 per share	—	—	—	(19,044)	—	—	—	(19,044)
Treasury stock acquired	—	—	—	—	(4,536)	(85,211)	—	(85,211)

Balance June 3, 2000	79,837	798	551,819	327,151	(13,948)	(288,091)	—	591,677
Net income	—	—	—	61,125	—	—	—	61,125
Stock options exercised and related income tax benefit	14	1	144	—	—	—	—	145
Dividends paid — $.28 per share	—	—	—	(15,189)	—	—	—	(15,189)
Treasury stock acquired	—	—	—	—	(15,547)	(244,953)	—	(244,953)

Balance June 2, 2001	79,851	799	551,963	373,087	(29,495)	(533,044)	—	392,805
Net income	—	—	—	69,789	—	—	—	69,789
Change in unrealized loss on cash flow hedges, net of income taxes	—	—	—	—	—	—	(4,957)	(4,957)

Comprehensive income								64,832

Stock options exercised and related income tax benefit	833	8	16,352	—	—	—	—	16,360
Dividends paid — $.28 per share	—	—	—	(14,442)	—	—	—	(14,442)
Treasury stock acquired	—	—	—	—	(7,363)	(158,325)	—	(158,325)

Balance June 1, 2002	80,684	$807	$568,315	$428,434	(36,858)	$(691,369)	$(4,957)	$301,230

See accompanying notes.

INTERSTATE BAKERIES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Significant Accounting Policies

Description of business — Interstate Bakeries Corporation (the “Company”) is the largest baker and distributor of fresh bakery products in the United States.

Fiscal year end — The Company has a 52-53 week year that ends on the Saturday closest to the last day of May.

Principles of consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories — Inventories are stated at the lower of cost or market. Specific invoiced costs are used with respect to ingredients and average costs are used for other inventory items.

The components of inventories are as follows:

	(In Thousands)
	June 1,	June 2,
	2002	2001

Ingredients and packaging	$51,444	$48,009
Finished goods	23,595	23,002
Other	5,100	5,197

	$80,139	$76,208

Property and equipment — Property and equipment are recorded at cost and depreciated over estimated useful lives of 4 to 35 years, using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

Depreciation expense was $94,587,000, $96,516,000 and $97,547,000 for fiscal 2002, 2001 and 2000, respectively. Interest cost capitalized as part of the construction cost of capital assets was $716,000, $1,331,000 and $1,200,000 in fiscal 2002, 2001 and 2000, respectively.

Goodwill and other intangibles — Goodwill represents the excess of purchase costs over the fair value of net identifiable assets acquired in business acquisitions. Other intangibles represent costs allocated to identifiable intangible assets, principally trademarks and trade names acquired in business acquisitions.

On June 3, 2001, the Company adopted, on a prospective basis, Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, purchased goodwill and other intangibles with indefinite useful lives will no longer be amortized, and are required to be tested for impairment at least annually and more frequently if an event occurs which indicates the intangible may be impaired. Upon adoption of SFAS No. 142, the Company performed impairment tests of its goodwill and other intangibles with indefinite useful lives and determined that no impairments existed.

See Note 8 to these consolidated financial statements regarding goodwill and other intangibles activity.

Impairment of long-lived assets — The Company assesses the net realizable value of its long-lived assets, other than goodwill and other intangibles with indefinite useful lives discussed above, whenever events occur which indicate that the carrying value of the asset may be impaired in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” The assessment involves comparing the asset’s estimated fair value to its carrying value, with the impairment loss measured as the amount by which the carrying value exceeds the fair value of the asset.

Derivative instruments — On June 3, 2001, the Company adopted, on a prospective basis, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as well as later amendments to this standard, SFAS No. 137 and SFAS No. 138 (collectively, “SFAS No. 133”).

The new rules require that all derivative instruments be recognized as assets or liabilities on the consolidated balance sheet at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income (loss), depending on whether the derivative is designated and is effective as a hedge, the type of hedge and whether the Company elects to use hedge accounting. Changes in the fair value of derivative instruments recorded to other comprehensive income (loss) are reclassified to earnings in the period affected by the underlying hedged item. Any portion of the change in fair value of a derivative instrument determined to be ineffective under the rules is recognized in current earnings. The transition adjustment recognized by the Company in fiscal 2002 for the adoption of these new rules was not material to the Company’s financial position or net income.

See Note 3 to these consolidated financial statements regarding the Company’s current year derivative hedging activities.

Revenue recognition — The Company recognizes sales upon delivery of its products to the customer, net of estimated credits for dated and damaged products. These estimated credits are based upon historical experience.

Advertising and promotion costs — Advertising and promotion costs, through both national and regional media, are expensed in the year in which the costs are incurred.

Sales incentives — In May 2000, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) announced that it had reached a consensus on Issue No. 00-14, “Accounting for Certain Sales Incentives.” Issue No. 00-14 established requirements for the recognition and presentation in financial statements of sales incentives such as discounts, coupons and rebates.

The Company adopted the provisions of this consensus during the first quarter of fiscal 2002, requiring the Company to reclassify certain prior period amounts to net sales from selling, delivery and administrative expenses. The adoption had no impact on the Company’s financial position or net income.

Consideration given to a customer — In April 2001, the EITF reached consensus on Issue No. 00-25, “Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor’s Products.” This issue addresses the recognition, measurement and classification of certain costs incurred by a vendor to benefit the reseller of the vendor’s products such as costs related to improved shelf space, improved shelf position and in-store marketing programs. In November 2001, the EITF further clarified this issue by reaching a consensus on Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” This guidance, which was adopted by the Company during the fourth quarter of fiscal 2002, required the Company to reclassify certain costs in prior periods to net sales from selling, delivery and administrative expenses. The adoption had no impact on the Company’s financial position or net income.

Shipping and handling costs — The Company includes shipping and handling costs in selling, delivery and administrative expenses. Such costs amounted to approximately $757,384,000, $776,797,000 and $760,299,000 for fiscal 2002, 2001 and 2000, respectively.

Earnings per share — Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share include the effect of all potential dilutive common shares, primarily stock options outstanding under the Company’s stock compensation plan.

Following is a reconciliation between basic and diluted weighted average shares outstanding used in the Company’s earnings per share computations:

	(In Thousands)
	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	June 1,	June 2,	June 3,
	2002	2001	2000

Basic weighted average common shares outstanding	50,091	54,110	68,156
Effect of dilutive stock compensation	1,208	186	200

Diluted weighted average common shares outstanding	51,299	54,296	68,356

Diluted weighted average common shares outstanding exclude options on common stock of 3,758,000, 5,506,000 and 4,263,000 for fiscal 2002, 2001 and 2000, respectively, because their effect would have been antidilutive.

Other comprehensive income (loss) — Other comprehensive income (loss) (“OCI”) relates to revenue, expenses, gains and losses which the Company reflects in stockholders’ equity but excludes from net income. The only item which the Company currently reflects in OCI is the effect of accounting for derivative instruments which qualify for cash flow hedge accounting. See Note 3 to these consolidated financial statements for a summary of the Company’s OCI.

Statement of cash flows — For purposes of the statement of cash flows, the Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Reclassifications — Certain reclassifications have been made to the Company’s fiscal 2001 and 2000 consolidated financial statements to conform to the fiscal 2002 presentation.

Recently issued accounting pronouncements — In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that the fair value of a liability for an asset retirement obligation be recognized when it is incurred. The related asset retirement costs are capitalized as part of the long-lived asset’s carrying value. SFAS No. 143 will be effective for the Company during fiscal 2004. The Company is currently assessing the impact that the adoption of this statement will have on its consolidated financial statements but does not expect the impact to be material.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement, which supersedes SFAS No. 121 and was adopted by the Company in fiscal 2003, provides revised guidance regarding the recognition and measurement of impairment losses related to certain long-lived assets and discontinued operations. The adoption of this statement had no impact on the Company’s financial position or net income.

2. Debt

Long-term debt consists of the following:

	(In Thousands)
	June 1,	June 2,
	2002	2001

Senior secured credit facilities:
Term loans	$570,938	$—
Revolving credit line	50,000	—
Bank borrowings:
Notes payable	—	565,000
Revolving credit line	—	20,000

	620,938	585,000
Amounts payable within one year	(39,500)	(29,063)

	$581,438	$555,937

During fiscal 2002, the Company entered into a $900,000,000 senior secured credit facilities agreement with a syndicate of banks and institutional lenders which includes (1) a five-year $375,000,000 term loan A, repayable in quarterly installments; (2) a six-year $125,000,000 term loan B, repayable in quarterly installments; (3) a five-year $100,000,000 term loan C, repayable in quarterly installments; and (4) a five-year $300,000,000 revolving credit facility, maturing in July 2006, which allows up to $150,000,000 for letters of credit. The Company had unused capacity for letters of credit of $33,780,000 at June 1, 2002.

The maturities on the senior secured credit facilities are as follows:

(In Thousands)
Fiscal
Years	Term	Term	Term	Revolving
Ending	Loan A	Loan B	Loan C	Credit Line	Total

2003	$37,500	$1,250	$750	$—	$39,500
2004	51,563	1,250	1,000	—	53,813
2005	56,250	1,250	1,000	—	58,500
2006	154,687	1,250	1,000	—	156,937
2007	46,875	89,375	72,250	50,000	258,500
2008	—	29,688	24,000	—	53,688

	$346,875	$124,063	$100,000	$50,000	$620,938

The facilities are secured by all accounts receivable and a majority of owned real property, intellectual property and equipment. The outstanding borrowings bear interest at variable rates generally equal to the London Interbank Offered Rate (“LIBOR”) plus from 1.25% to 2.50% (1.75% at June 1, 2002) on term loan A and the revolving credit facility, LIBOR plus from 2.25% to 2.75% (2.25% at June 1, 2002) on term loan B and LIBOR plus from 2.00% to 2.50% (2.00% at June 1, 2002) on term loan C, depending upon the Company’s debt rating. The Company also pays a fee of between .38% and .50% (.38% at June 1, 2002) on the unused portion of the revolving credit facility.

In July 2001 and April 2002, the Company also entered into interest rate swap agreements to offset the variable rate characteristic of a portion of these borrowings. Based upon the current debt rating of the Company, the interest rate swap agreements result in fixed interest rates on $490,000,000 from 5.73% to 6.81% with termination dates ranging from July 2002 to July 2004. The weighted average interest rate on outstanding borrowings was 5.76% at June 1, 2002, including the effect of these swap agreements, and 5.61% at June 2, 2001. The Company believes these swap agreements qualify for cash flow hedge accounting treatment and are highly effective as defined by SFAS No. 133. See Note 3 to these consolidated financial statements for further discussion of this item.

The senior secured credit facilities agreement contains covenants which, among other matters (1) limit the Company’s ability to incur indebtedness, merge, consolidate and acquire, dispose of or incur liens on assets; (2) require the Company to satisfy certain ratios related to net worth, interest coverage and leverage; and (3) limit aggregate payments of cash dividends on common stock and common stock repurchases to a total of $100,000,000 plus 50% of consolidated net income after fiscal 2001, with availability of $120,113,000 at June 1, 2002. The Company is currently in compliance with all covenants contained in the senior secured credit facilities agreement.

The debt outstanding at June 2, 2001 was classified in the consolidated financial statements in accordance with the terms of the fiscal 2002 refinancing.

The Company believes, based upon the variable nature of its interest terms, that the carrying value of all debt as of June 1, 2002 and June 2, 2001 approximates fair value.

The Company incurred $8,850,000 in debt issuance costs during fiscal 2002 in conjunction with the senior secured credit facilities agreement. These costs are classified as other assets in the consolidated balance sheet and are being amortized as interest expense over the terms of the agreement.

3. Derivative Instruments

The Company uses derivative instruments, principally commodity derivatives and interest rate swap agreements, to manage certain commodity price and interest rate risk. All financial instruments are used solely for hedging purposes and are not issued or held for speculative reasons.

The Company utilizes commodity hedging derivatives, generally futures and options on wheat, corn and soybean oil, to reduce its exposure to commodity price movements for future raw material needs. The terms of such instruments, and the hedging transactions to which they relate, generally do not exceed one year.

The Company has from time to time entered into interest rate swap agreements with major banks and institutional lenders to manage the interest rate risk associated with the Company’s variable rate debt. The Company’s current interest rate swap agreements, which were entered into in July 2001 and April 2002 and have terms from one to three years, qualify for cash flow hedge accounting treatment and have resulted in no ineffectiveness as defined by SFAS No. 133. No ineffectiveness is expected on these swap transactions in future periods and therefore, all changes in fair value of the swap agreements are expected to be recorded to OCI, with an offsetting entry to accrued liabilities, on a quarterly basis.

The Company generally applies hedge accounting as allowed by SFAS No. 133. However, the Company may also enter into derivatives which economically hedge certain of its risks even though the criteria for hedge accounting as defined by SFAS No. 133 are not met. Any impact on earnings for hedges is recorded in the consolidated statement of income, generally on the same line item as the gain or loss on the item being hedged.

At June 1, 2002, the Company had accumulated losses of $4,778,000 and $226,000, net of income taxes and amounts reclassified to earnings, related to its interest rate and commodity derivatives, respectively. Of these amounts, all of the interest rate derivatives losses and $179,000 of the commodity derivatives losses were recorded to OCI, with the remaining $47,000 of commodity derivatives losses recorded to net income.

During fiscal 2002, changes to OCI, net of income taxes of $2,974,000, related to hedging activities were as follows:

(In Thousands)

Losses on interest rate swaps reclassified to interest expense	$4,421
Commodity derivatives losses reclassified to cost of products sold	4,556
Change in fair value of cash flow hedges	(13,934)

Accumulated OCI at June 1, 2002	$(4,957)

Of these losses recorded in OCI at June 1, 2002, approximately $4,663,000, net of income taxes, is expected to be reclassified to earnings during fiscal 2003.

The Company is exposed to credit loss in the event of nonperformance by counterparties on commodity derivatives and interest rate swap agreements. This credit loss is limited to the cost of replacing these contracts at current market rates. Management believes that the probability of such loss is remote.

4. Commitments and Contingencies

In the normal course of business, the Company enters into operating leases for transportation equipment, distribution centers and thrift store locations. Future minimum rental commitments for all noncancelable operating leases, exclusive of taxes and insurance, are as follows:

Fiscal Years Ending	(In Thousands)

2003	$67,867
2004	52,609
2005	38,109
2006	25,329
2007	14,867
Thereafter	19,963

$218,744

Net rental expense under operating leases was $81,863,000, $79,152,000 and $74,475,000 for fiscal 2002, 2001 and 2000, respectively. The majority of the operating leases contain renewal options for varying periods. Certain leases include purchase options during or at the end of the lease term.

On July 17, 2002, the Company was served with a state court complaint which is now pending in the United States District Court for the Northern District of Illinois, filed by one employee and one former employee of the Company. This complaint arises, in part, from the Company’s removal of insulation alleged to have contained asbestos at one of its bakeries in January 1998. The Company has also been a defendant in other civil actions arising out of the situation described above. The civil actions seek unspecified monetary damages, funds for medical monitoring and, in one case, damages under the Racketeer Influenced and Corrupt Organizations Act. In addition, in 1998 the U.S. Department of Labor cited the Company for alleged violation of the Occupational Safety and Health Act, and the office of the U.S. Attorney for the Northern District of Illinois in a joint investigation with Illinois officials began investigating the possibility of criminal violations of the Clean Air Act by the Company. In none of the foregoing cases has any court or governmental body made any factual finding of liability or violation by the Company of environmental regulations. Based upon the Company’s own investigation, including assistance from third party consultants, the Company believes that all of these matters are without merit. No amount is currently reserved in the consolidated financial statements related to these matters.

In July 2000, a jury in California awarded compensatory damages totaling approximately $10,800,000 against the Company and in favor of 18 plaintiffs who alleged various forms of racial discrimination at the Company’s San Francisco bakery. The court subsequently reduced these compensatory damages to approximately $5,800,000. In August 2000, the jury also awarded punitive damages totaling approximately $121,000,000. During October 2000, the court further reduced the compensatory damages to $3,000,000 and the punitive award to $24,300,000. In February 2001, the court also awarded $2,000,000 in attorneys’ fees to the plaintiffs.

During September 2001, the Company settled, through mediation, all claims under this lawsuit. During fiscal 2002 and 2001, the Company recorded adequate reserves to cover all settlement amounts payable.

The Company is subject to various other routine legal proceedings, environmental actions and matters in the ordinary course of business, some of which may be covered in whole or in part by insurance. In management’s opinion, none of these other matters will have a material adverse effect on the Company’s financial position, but could be material to net income or cash flows for a particular quarter or annual period.

5. Income Taxes

The reconciliation of the provision for income taxes to the statutory federal rate is as follows:

	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	June 1,	June 2,	June 3,
	2002	2001	2000

Statutory federal tax	35.0%	35.0%	35.0%
State income tax	2.6	2.1	2.6
Intangibles amortization	—	2.4	1.6
Other	(0.8)	(0.3)	(1.7)

	36.8%	39.2%	37.5%

The components of the provision for income taxes are as follows:

	(In Thousands)
	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	June 1,	June 2,	June 3,
	2002	2001	2000

Current:
Federal	$32,956	$31,242	$41,283
State	3,761	2,609	3,814

	36,717	33,851	45,097

Deferred:
Federal	3,146	4,527	5,963
State	774	1,032	2,572

	3,920	5,559	8,535

	$40,637	$39,410	$53,632

Temporary differences and carryforwards which give rise to the deferred income tax assets and liabilities are as follows:

	(In Thousands)
	June 1,	June 2,
	2002	2001

Current deferred tax assets, net:
Payroll and benefits accruals	$23,239	$21,727
Self-insurance reserves	18,576	19,293
Other	12,243	9,337
Valuation allowance	—	—

	$54,058	$50,357

Long-term deferred tax liabilities, net:
Property and equipment	$148,542	$143,538
Intangibles	55,998	53,492
Payroll and benefits accruals	(37,411)	(36,936)
Self-insurance reserves	(23,009)	(20,711)
Other	3,019	3,109

	$147,139	$142,492

The income tax benefit related to the exercise of stock options amounted to $2,589,000, $44,000 and $773,000 for fiscal 2002, 2001 and 2000, respectively.

6. Employee Benefit Plans

The 1991 Employee Stock Purchase Plan, which is noncompensatory, allows all eligible employees to purchase common stock of the Company. The common stock can be either issued by the Company at market prices or purchased on the open market. At June 1, 2002, 232,000 shares were authorized but not issued under this plan.

The Company sponsors a defined contribution retirement plan for eligible employees not covered by union plans. Contributions are based upon a percentage of annual compensation plus a percentage of voluntary employee contributions. Retirement expense related to this plan was $19,859,000, $16,176,000 and $16,355,000 for fiscal 2002, 2001 and 2000, respectively.

The Company participates in numerous negotiated multi-employer pension plans covering employees participating by reason of union contracts. Expense for these plans was $119,555,000, $118,333,000 and $112,740,000 for fiscal 2002, 2001 and 2000, respectively.

The Company also maintains a defined benefit pension plan to benefit certain union and nonunion employee groups, with participation generally resulting from business acquisitions.

The components of the pension expense (income) for the defined benefit pension plan are as follows:

	(In Thousands)
	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	June 1,	June 2,	June 3,
	2002	2001	2000

Service cost	$700	$697	$957
Interest cost	3,765	3,707	3,498
Expected return on plan assets	(4,291)	(5,596)	(4,471)
Amortization:
Unrecognized prior service cost	31	42	50
Unrecognized net gain	—	(1,917)	(361)

Net pension expense (income)	$205	$(3,067)	$(327)

The aggregate changes in the Company’s accumulated benefit obligation (“ABO”) and plan assets, along with actuarial assumptions used, related to the defined benefit pension plan are as follows:

	(In Thousands)
	June 1,	June 2,
	2002	2001

ABO at beginning of year	$51,415	$47,435
Service cost	700	697
Interest cost	3,765	3,707
Amendments	(345)	—
Actuarial loss	2,179	3,588
Benefits paid	(4,041)	(4,012)

ABO at end of year	53,673	51,415

Fair value of plan assets at beginning of year	55,550	71,743
Actual return on plan assets	5,537	(12,291)
Employee contributions	110	110
Benefits paid	(4,041)	(4,012)

Fair value of plan assets at end of year	57,156	55,550

Plan assets in excess of ABO	(3,483)	(4,135)
Unrecognized prior service cost	202	(174)
Unrecognized net gain	2,245	3,068

Net ABO asset at end of year	$(1,036)	$(1,241)

Weighted average actuarial assumptions:
Discount rate	7.3%	7.5%
Expected return on plan assets	8.0	8.0
Rate of compensation increase	4.5	4.5

In addition to providing retirement pension benefits, the Company provides health care benefits for eligible retired employees. Under the Company’s plans, all nonunion employees, with 10 years of service after age 50, are eligible for retiree health care coverage between ages 60 and 65. Grandfathered nonunion employees and certain union employees who have bargained into the Company-sponsored health care plans are generally eligible after age 55, with 10 years of service, and have only supplemental benefits after Medicare eligibility is reached. Certain of the plans require contributions by retirees and spouses.

The components of the net postretirement benefit expense are as follows:

	(In Thousands)
	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	June 1,	June 2,	June 3,
	2002	2001	2000

Service cost	$3,319	$2,348	$2,343
Interest cost	10,364	8,753	8,439
Amortization:
Unrecognized prior service cost	322	322	353
Unrecognized net loss	2,014	334	213

Net postretirement benefit expense	$16,019	$11,757	$11,348

The aggregate change in the Company’s accumulated postretirement benefit obligation (“APBO”), which is unfunded, is as follows:

	(In Thousands)
	June 1,	June 2,
	2002	2001

APBO at beginning of year	$112,368	$109,795
Service cost	3,319	2,348
Interest cost	10,364	8,753
Participant contributions	1,902	1,846
Amendments	—	47
Actuarial loss	28,384	2,445
Benefits paid	(14,782)	(12,866)

APBO at end of year	141,555	112,368
Unrecognized prior service cost	(1,721)	(2,043)
Unrecognized net loss	(42,267)	(15,897)

Accrued postretirement benefit	97,567	94,428
Less current portion	(12,900)	(11,500)

APBO included in other liabilities	$84,667	$82,928

In determining the APBO, the weighted average discount rate was assumed to be 7.5%, 8.0% and 8.0% for fiscal 2002, 2001 and 2000, respectively. The assumed health care cost trend rate for fiscal 2002 was 10.0%, declining gradually to 5.5% over the next 5 years. A 1.0% increase in this assumed health care cost trend rate would increase the service and interest cost components of the net postretirement benefit expense for fiscal 2002 by approximately $1,634,000, as well as increase the June 1, 2002 APBO by approximately $13,858,000. Conversely, a 1.0% decrease in this rate would decrease the fiscal 2002 expense by approximately $1,448,000 and the June 1, 2002 APBO by approximately $12,301,000.

The Company also participates in a number of multi-employer plans which provide postretirement health care benefits to substantially all union employees not covered by Company-administered plans. Amounts reflected as benefit cost and contributed to such plans, including amounts related to health care benefits for active employees, totaled $176,644,000, $171,510,000 and $162,990,000 in fiscal 2002, 2001 and 2000, respectively.

7. Stock-Based Compensation

The 1996 Stock Incentive Plan (the “Plan”) allows the Company to grant to employees and directors various stock awards, including stock options, which are granted at prices not less than the fair market value at the date of grant, and deferred shares. A maximum of 18,683,000 shares was approved by the Company’s stockholders to be issued under the Plan. On June 1, 2002, shares totaling 6,526,000 were authorized but not awarded under the Plan.

The stock options may be granted for a period not to exceed ten years and generally vest from one to three years from the date of grant. The changes in outstanding options are as follows:

	(In Thousands)	Weighted Average
	Shares	Exercise Price
	Under Option	Per Share

Balance May 29, 1999	5,603	$25.89
Issued	2,129	18.65
Surrendered	(308)	28.56
Exercised	(207)	9.50

Balance June 3, 2000	7,217	24.12
Issued	1,348	14.16
Surrendered	(488)	26.67
Exercised	(14)	7.03

Balance June 2, 2001	8,063	22.33
Issued	44	22.75
Surrendered	(102)	27.19
Exercised	(833)	16.53

Balance June 1, 2002	7,172	$22.93

Stock options outstanding and exercisable as of June 1, 2002 are as follows:

			Weighted Average
	(In Thousands)	Weighted Average	Remaining
Range of Exercise	Shares	Exercise Price	Contractual Life
Prices Per Share	Under Option	Per Share	In Years

Outstanding:
$6.25 - $14.50	2,358	$13.68	7.9
15.13 - 27.06	2,742	22.61	6.0
33.28 - 33.91	2,072	33.90	5.3

$6.25 - $33.91	7,172	$22.93	6.4

Exercisable:
$6.25 - $14.50	1,241	$13.20
15.13 - 27.06	2,394	22.63
33.28 - 33.91	2,072	33.90

$6.25 - $33.91	5,707	$24.67

The Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB25”), and related interpretations in accounting for the Plan, and, therefore, no compensation expense has been recognized for stock options issued under the Plan. For companies electing to continue the use of APB25, SFAS No. 123, “Accounting for Stock-Based Compensation,” requires pro forma disclosures determined through the use of an option-pricing model as if the provisions of SFAS No. 123 had been adopted.

The weighted average fair value at date of grant for options granted during fiscal 2002, 2001 and 2000 was $10.22, $5.49 and $7.08 per share, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000

Expected dividend yield	1.0%	1.8%	1.9%
Expected volatility	42.6	41.7	36.8
Risk-free interest rate	4.1	4.6	6.3
Expected term in years	4.0	4.0	4.0

Had the Company adopted the provisions of SFAS No. 123, estimated pro forma net income and earnings per share would have been as follows:

	(In Thousands, Except Per Share Data)
	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	June 1,	June 2,	June 3,
	2002	2001	2000

Net income:
As reported	$69,789	$61,125	$89,388
Pro forma	65,605	56,460	81,385
Basic earnings per share:
As reported	1.39	1.13	1.31
Pro forma	1.31	1.04	1.19
Diluted earnings per share:
As reported	1.36	1.13	1.31
Pro forma	1.28	1.04	1.19

During fiscal 1998, the Company also awarded 200,000 shares of deferred stock under the Plan, with a weighted average fair value at the date of grant of $33.91 per share. These deferred shares, which are accruing dividends in the form of additional shares, vested ratably after one, two and three years of continued employment, and are currently fully vested. Compensation expense related to this award was $696,000 and $2,260,000 for fiscal 2001 and 2000, respectively.

On June 1, 2002, 14,143,000 total shares of common stock were reserved for issuance under various employee benefit plans.

8. Goodwill and Other Intangibles

On June 3, 2001, the Company adopted, on a prospective basis, SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, purchased goodwill and other intangibles with indefinite useful lives will no longer be amortized, and are required to be tested for impairment at least annually and more frequently if an event occurs which indicates the intangible may be impaired. Upon adoption of SFAS No. 142, the Company performed impairment tests of its goodwill and other intangibles with indefinite useful lives and determined that no impairments existed.

Included on the Company’s consolidated balance sheet as of June 1, 2002 and June 2, 2001 are the following acquired intangible assets:

	(In Thousands)
	June 1, 2002		June 2, 2001

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Goodwill	$215,346	$—	$215,346	$—
Intangibles with indefinite lives (generally trademarks and trade names)	176,044	—	175,743	—
Intangibles with finite lives	19,812	(6,797)	19,620	(5,241)

Intangible amortization expense for fiscal 2002 was $1,556,000. Estimated intangible amortization for each of the subsequent five fiscal years is estimated at $1,100,000 to $1,400,000 per year.

The following information reconciles the net income and earnings per share reported for fiscal 2001 and 2000 to adjusted net income and earnings per share which reflect the application of SFAS No. 142 and compares the adjusted information to the fiscal 2002 results:

	(In Thousands, Except Per Share Data)
	52 Weeks	52 Weeks	53 Weeks
	Ended	Ended	Ended
	June 1,	June 2,	June 3,
	2002	2001	2000

Net income as reported	$69,789	$61,125	$89,388
Trademark and trade name amortization	—	3,139	3,018
Goodwill amortization	—	7,402	7,412

Net income, as adjusted	$69,789	$71,666	$99,818

Basic earnings per share, as reported	$1.39	$1.13	$1.31
Trademark and trade name amortization	—	.06	.04
Goodwill amortization	—	.14	.11

Basic earnings per share, as adjusted	$1.39	$1.33	$1.46

Diluted earnings per share, as reported	$1.36	$1.13	$1.31
Trademark and trade name amortization	—	.06	.04
Goodwill amortization	—	.14	.11

Diluted earnings per share, as adjusted	$1.36	$1.33	$1.46

9. Accrued Expenses and Other Liabilities

Included in accrued expenses are the following:

	(In Thousands)
	June 1,	June 2,
	2002	2001

Payroll, vacation and other compensation	$75,197	$59,093
Self-insurance reserves	52,368	54,622
Pension and welfare	37,099	36,014
Taxes other than income	21,025	20,780

Included in other liabilities are the following:

	(In Thousands)
	June 1,	June 2,
	2002	2001

Self-insurance reserves	$62,669	$56,917
Accumulated postretirement benefit obligation	84,667	82,928

10. Stockholder Rights Plan

In May 2000, the Company’s board of directors adopted a stockholder rights plan which provided that a dividend of one preferred stock purchase right was declared for each share of the Company’s common stock outstanding and any common shares issued thereafter. The rights are not exercisable until ten business days following either 1) a public announcement that a person or group acquired 15% or more of the Company’s common stock (provided such threshold is not exceeded solely as a result of the purchase of stock by the Company and corresponding reduction in the number of shares outstanding) or 2) the announcement of a tender offer which could result in a person or group acquiring 15% or more of the Company’s common stock.

Each right, if exercisable, will entitle its holder to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock at an exercise price of $80.00, subject to adjustment. If a person or group acquires 15% or more of the Company’s outstanding common stock, the holder of each right not owned by the acquiring party will be entitled to purchase shares of the Company’s common stock (or in certain cases, preferred stock, cash or other property) having a market value of twice the exercise price of the right. In addition, after a person or group has become an acquiring person, if the Company is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power are sold, each right will entitle its holder to purchase at the exercise price of the right, a number of the acquiring party’s common shares valued at twice the exercise price of the right.

The board of directors may redeem the rights at any time before they become exercisable for $.001 per right and, if not exercised or redeemed, the rights will expire on May 25, 2010.

11. Other Charges

During fiscal 2002, the Company incurred other charges of $25,700,000, representing costs related to the closure of the Company’s Detroit bakery, substantially all of which were settled as of June 1, 2002, as well as settlement of the lawsuit described in Note 4 to these consolidated financial statements.

12. Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for the fiscal years ended June 1, 2002 and June 2, 2001 is as follows (each quarter represents a period of twelve weeks except the third quarters, which cover sixteen weeks):

	(In Thousands, Except Per Share Data)
	First	Second	Third	Fourth

2002
Net sales	$825,227	$826,256	$1,047,969	$832,971
Cost of products sold	387,743	394,158	501,228	392,375
Operating income	25,252	41,640	37,106	43,359
Net income	9,798	21,249	16,737	22,005
Earnings per share:
Basic	.19	.42	.33	.46
Diluted	.19	.41	.32	.45
2001
Net sales	$814,798	$813,460	$1,032,870	$814,315
Cost of products sold	384,220	391,859	492,207	384,232
Operating income	50,106	32,676	28,989	35,332
Net income	26,885	11,386	7,747	15,107
Earnings per share:
Basic	.41	.22	.15	.30
Diluted	.41	.22	.15	.30

Fiscal 2002’s first quarter results include other charges of $25,700,000, or $.31 per diluted share, related to the closure of the Company’s Detroit bakery and the settlement of employment discrimination litigation related to the Company’s San Francisco bakery. All fiscal 2002 quarters reflect the Company’s June 3, 2001 prospective adoption of SFAS No. 142 which eliminated the amortization of purchased goodwill and other intangibles with indefinite useful lives.

Net sales for the first, second and third quarters of fiscal 2002, as well as all quarters in fiscal 2001, have been restated for the Company’s fourth quarter fiscal 2002 adoption of EITF No. 00-25 (updated by EITF No. 01-9) as explained in Note 1 to these consolidated financial statements. In addition, net sales for all quarters of fiscal 2001 have been restated for the Company’s first quarter fiscal 2002 adoption of EITF No. 00-14 as explained in Note 1 to these consolidated financial statements. These adoptions had no effect on the Company’s reported net income.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
Interstate Bakeries Corporation

We have audited the accompanying consolidated balance sheets of Interstate Bakeries Corporation and its subsidiaries (the “Company”) as of June 1, 2002 and June 2, 2001 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three fiscal years in the period ended June 1, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 1, 2002 and June 2, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 1, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3 and 8 to the consolidated financial statements, on June 3, 2001, the Company changed its method of accounting for derivative instruments to conform with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (as amended and interpreted) and its method of accounting for acquired goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ Deloitte & Touche LLP

Kansas City, Missouri
July 26, 2002